As filed with the Securities and Exchange Commission on March 27, 2007
Registration No. 333-140504

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BIODEL INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	90-0136863
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
6 Christopher Columbus Avenue
Danbury, Connecticut 06810
(203) 798-3600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Solomon S. Steiner, Ph.D.
Chief Executive Officer and Chairman
Biodel Inc.
6 Christopher Columbus Avenue
Danbury, Connecticut 06810
(203) 798-3600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

William D. Freedman, Esq. Michael J. Shef, Esq. Troutman Sanders LLP The Chrysler Building 405 Lexington Avenue New York, New York 10174 (212) 704-6000	Steven D. Singer, Esq. Stuart R. Nayman, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 230-8800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued March 27, 2007
           Shares

COMMON STOCK

Biodel Inc. is offering           shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “BIOD.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

PRICE $      A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Biodel
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to           additional shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on          , 2007.

MORGAN STANLEY	BANC OF AMERICA SECURITIES LLC

LEERINK SWANN & COMPANY	NATEXIS BLEICHROEDER INC.

          , 2007

Page

Prospectus Summary	1
Risk Factors	6
Special Note Regarding Forward-Looking Statements	25
Use of Proceeds	26
Dividend Policy	26
Capitalization	27
Dilution	29
Selected Financial Data	31
Management’s Discussion and Analysis of Financial Conditions and Results of Operations	33
Business	44
Management	62
Certain Relationships and Related Party Transactions	78
Principal Stockholders	81
Description of Capital Stock	84
Shares Eligible for Future Sale	88
Underwriters	90
Legal Matters	93
Experts	93
Where You Can Find Additional Information	93
Index to Financial Statements	F-1
EX-3.4: FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
EX-3.6: FORM OF AMENDED AND RESTATED BYLAWS
EX-4.1: SPECIMEN STOCK CERTIFICATE
EX-10.3: AMENDED AND RESTATED STOCK INCENTIVE PLAN
EX-10.4: EMPLOYEE STOCK PURCHASE PLAN
EX-10.5: NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN
EX-10.6: AMENDED AND RESTATED EMPLOYMENT AGREEMENT
EX-10.7: AMENDED AND RESTATED EMPLOYMENT AGREEMENT
EX-10.8: AMENDED AND RESTATED EMPLOYMENT AGREEMENT
EX-10.10: SUPPLY AGREEMENT
EX-10.11: MANUFACTURING AGREEMENT
EX-10.14: LEASE AGREEMENT
EX-10.15: LEASE AGREEMENT
EX-23.1: CONSENT OF BDO SEIDMAN LLP
EX-23.3: CONSENT OF AMERICAN APPRAISAL ASOCIATES INC

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Until          , 2007, 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in our common stock that we discuss in the “Risk Factors” section of this prospectus and our financial statements and the related notes beginning on page F-1. In this prospectus, unless otherwise stated or the context otherwise requires, references to “Biodel,” “we,” “us” and “our” and similar references refer to Biodel Inc.

Our Business

Overview

We are a specialty pharmaceutical company focused on the development and commercialization of innovative treatments for endocrine disorders such as diabetes and osteoporosis, which may be safer, more effective and convenient. We develop our product candidates by applying our proprietary formulation technologies to existing drugs in order to improve their therapeutic results. We have two insulin product candidates currently in clinical trials for the treatment of diabetes:

•	VIAjecttm, a proprietary injectable formulation of recombinant human insulin designed to be absorbed into the blood faster than the currently marketed rapid-acting insulin analogs, for which we are currently conducting pivotal Phase III clinical trials in patients with Type 1 and Type 2 diabetes; and

•	VIAtabtm, a sublingual, or below the tongue, tablet formulation of insulin, for which we are currently conducting a Phase I clinical trial in patients with diabetes.

Additionally, we have two preclinical product candidates for the treatment of osteoporosis:

•	VIAmasstm, a sublingual, rapid-acting formulation of parathyroid hormone 1-34; and

•	VIAcaltm, a sublingual rapid-acting formulation of salmon calcitonin.

We expect to submit investigational new drug applications for these two product candidates to the U.S. Food and Drug Administration, or FDA, in 2008.

Diabetes is a disease characterized by abnormally high levels of blood glucose and inadequate levels of insulin. There are two major types of diabetes, Type 1 and Type 2. In Type 1 diabetes, the body produces no insulin. In the early stages of Type 2 diabetes, although the pancreas does produce insulin, either the body does not produce the insulin at the right time or the body’s cells ignore the insulin, a condition known as insulin resistance. When a healthy individual begins a meal, the pancreas releases a natural spike of insulin called the first-phase insulin release, which is critical to the body’s overall control of glucose. Virtually all patients with diabetes lack the first-phase insulin release. All patients with Type 1 diabetes must treat themselves with meal-time insulin injections. As the disease progresses, patients with Type 2 diabetes also require meal-time insulin. Advances in insulin technology in the 1990s led to the development of new molecules, referred to as rapid-acting insulin analogs, which are similar to insulin, but are absorbed into the blood more rapidly. However, these rapid-acting analogs and other currently marketed meal-time insulin products do not adequately mimic the first-phase insulin release.

In our clinical trials to date, VIAjecttm delivered insulin into the blood faster than currently marketed insulin products, which may allow VIAjecttm to improve the management of blood glucose levels in patients with diabetes by more closely mimicking the natural first-phase insulin release. Therefore, we believe that VIAjecttm has the potential to become a market leader in the well-established market for rapid-acting insulin analogs.

The Centers for Disease Control and Prevention estimates that approximately 20.8 million people in the United States, or 7.0% of the overall population, suffer from diabetes, with 1.5 million new cases diagnosed in 2005. The rapid-acting insulin analogs have come to dominate the market for meal-time insulin. These rapid-acting insulin analogs had sales in excess of $2.3 billion in 2005 according to IMS Health, a leading provider of pharmaceutical market data.

VIAjecttm

VIAjecttm is our proprietary formulation of injectable human insulin to be taken immediately prior to a meal or at the end of a meal. We formulated VIAjecttm using our VIAdeltm technology to combine recombinant human insulin with specific ingredients generally regarded as safe by the FDA. VIAjecttm is designed to be absorbed into the blood faster than the currently marketed rapid-acting insulin analogs. We have conducted Phase I and Phase II clinical trials comparing the performance of VIAjecttm to Humalog®, the largest selling rapid-acting insulin analog in the United States, and Humulin® R, a form of recombinant human insulin. In our clinical trials, VIAjecttm delivered insulin into the blood faster than these currently marketed insulin products. Therefore, we believe VIAjecttm can improve the management of blood glucose levels in patients with diabetes by more closely mimicking the natural first-phase release of insulin that healthy individuals experience at meal-time. In September 2006, we initiated two pivotal Phase III clinical trials for VIAjecttm, which will treat 400 patients with Type 1 diabetes and 400 patients with Type 2 diabetes over a six-month period. These are non-inferiority trials, which means they are designed to determine if VIAjecttm is no worse than Humulin® R, the comparator drug in the trials. We expect to complete these two trials and intend to submit a new drug application, or NDA, under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act to the FDA in 2008. Section 505(b)(2) provides for a type of NDA that allows expedited development of new formulations of chemical entities and biological compounds that have already undergone extensive clinical trials and been approved by the FDA. Both the time and cost of development of a new product can be substantially less under a Section 505(b)(2) NDA than under a full NDA.

VIAtabtm

VIAtabtm is our formulation of recombinant human insulin, designed to be taken orally via sublingual administration. VIAtabtm tablets dissolve in approximately three minutes, providing the potential for rapid absorption of insulin into the blood. In addition, unlike other oral insulin products under development that must be swallowed, the sublingual delivery of VIAtabtm may avoid the destructive effects on insulin by the stomach and liver. We are developing VIAtabtm as a potential treatment for patients with Type 2 diabetes in the early stages of their disease. We believe that VIAtabtm may be a suitable treatment for these patients because of its potential rapid delivery and because it does not require injections. We are currently conducting a Phase I clinical trial of VIAtabtm in patients with Type 1 diabetes. If the trial is successful, we plan to initiate later stage clinical trials of VIAtabtm in 2008.

Our VIAdeltm Technology

We have developed all of our product candidates utilizing our proprietary VIAdeltm technology. This technology consists of several models that we have developed to study the interaction between peptide hormones and small molecules. We use our VIAdeltm technology to reformulate existing peptide drugs with small molecule ingredients that are generally regarded as safe by the FDA. In our formulations, small molecules form weak and reversible hydrogen bonds with their molecular cargo. By doing so, we believe that our formulations mask the charge on peptides. As a consequence, the peptides in our formulations face less resistance from cell membranes, which would generally repel them, thus allowing them to pass through cell membranes into the blood more rapidly and in greater quantities than other currently approved formulations of the same peptides. Our VIAdeltm technology enables us to develop proprietary formulations designed to increase the rate of absorption and stability of these peptide hormones, potentially allowing for improved efficacy by non-invasive routes, such as sublingual administration, and by injection.

Our Strategy

Our goal is to build a leading specialty pharmaceutical company focused on the development and commercialization of innovative treatments for endocrine disorders, which may be safer, more effective and convenient. To achieve our goal, our strategy is to:

•	obtain regulatory approval for VIAjecttm;

•	commercialize our product candidates by self-funding clinical trials and partnering late-stage programs through strategic commercial collaborations, while seeking to retain co-commercialization rights;

•	employ our proprietary VIAdeltm technology to reformulate approved peptide hormone drugs that address large markets;

•	focus on the Section 505(b)(2) regulatory approval pathway, which may facilitate more rapid and less costly product development; and

•	aggressively continue the development of our pipeline of product candidates.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. We have a limited operating history and have not yet commercialized any products. We have incurred substantial operating losses in each year since inception. Our net loss was $3.6 million for the three months ended December 31, 2006 and $7.9 million for the year ended September 30, 2006. As of December 31, 2006, we had a deficit accumulated during the development stage of $15.4 million. We expect to incur significant and increasing net losses for at least the next several years. It is uncertain whether any of our product candidates under development will receive regulatory approval or become effective treatments. All of our product candidates are undergoing clinical trials or are in earlier stages of development, and failure is common and can occur at any stage of development. None of our product candidates has received regulatory approval for commercialization, and we do not expect that any drugs resulting from our research and development efforts will be commercially available for a number of years, if at all. We may never receive any product sales revenues or achieve profitability.

Corporate Information

We were incorporated in the State of Delaware in December 2003. Our principal executive offices are located at 6 Christopher Columbus Avenue, Danbury, Connecticut 06810, and our telephone number is (203) 798-3600. Our website address is http://www.biodel.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Common stock we are offering	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Net proceeds	We estimate that the net proceeds from this offering will be approximately $ million, assuming an initial public offering price of $ per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Use of proceeds	We expect to use the net proceeds from this offering to fund clinical development, preclinical testing and other research and development activities and for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed Nasdaq Global Market symbol	BIOD

The number of shares of our common stock to be outstanding after this offering is based on 7,575,063 shares of common stock outstanding as of March 15, 2007 and an additional 9,043,179 shares of common stock issuable upon the conversion of all outstanding shares of our preferred stock upon the closing of this offering. The number of shares of common stock to be outstanding after this offering excludes:

•	1,652,697 shares of common stock issuable upon the exercise of stock options outstanding as of March 15, 2007, at a weighted average exercise price of $4.13 per share;

•	5,251,849 shares of common stock issuable upon the exercise of warrants outstanding as of March 15, 2007, at a weighted average exercise price of $3.78 per share;

•	3,047,303 shares of common stock reserved for future issuance upon exercise of stock options granted after March 15, 2007 under our 2004 Stock Incentive Plan, as amended and restated upon the closing of this offering;

•	1,300,000 shares of common stock reserved for future issuance under our 2005 Employee Stock Purchase Plan upon the closing of this offering; and

•	500,000 shares of common stock reserved for future issuance under our 2005 Non-Employee Directors’ Stock Option Plan upon the closing of this offering.

Unless otherwise indicated, all of the information in this prospectus assumes:

•	no exercise of the outstanding options or warrants described above;

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 9,043,179 shares of our common stock upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to shares of our common stock to cover over-allotments.

SUMMARY FINANCIAL DATA

The following is a summary of our financial information. You should read this information together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

The pro forma as adjusted balance sheet data set forth below gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 9,043,179 shares of common stock upon the closing of this offering and to our issuance and sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

See our financial statements and related notes for a description of the calculation of the historical and pro forma net loss per common share and the weighted average number of shares used in computing the historical and pro forma per share data.

	December 3,					December 3,
	2003					2003
	(inception) to			Three months ended		(inception) to
	September 30,	Year ended September 30,		December 31		December 31,
	2004	2005	2006	2005	2006	2006
			(restated)
	(in thousands except share and per share data)

Statement of operations data:
Revenue	$—	$—	$—	$—	$—	$—

Operating expenses:
Research and development	580	2,573	5,960	923	2,493	11,606
General and administrative	193	517	1,450	395	1,264	3,424

Total operating expenses	773	3,090	7,410	1,318	3,757	15,030
Other (income) and expense:
Interest and other income	—	(9)	(182)	(1)	(190)	(381)
Interest expense	—	—	78	3	—	78
Loss on settlement of debt	—	—	627	—	—	627

Operating loss before tax provision	(773)	(3,081)	(7,933)	(1,320)	(3,567)	(15,354)
Tax provision	1	2	10	3	—	13

Net loss	$(774)	$(3,083)	$(7,943)	$(1,323)	$(3,567)	$(15,367)

Net loss per share — basic and diluted	$(0.10)	$(0.41)	$(1.05)	$(0.17)	$(0.47)

Weighted average shares outstanding — basic and diluted	7,500,000	7,512,442	7,562,779	7,560,408	7,564,820

Pro forma net loss per share — basic and diluted (unaudited)			$(0.68)		$(0.27)

Pro forma weighted average shares outstanding — basic and diluted (unaudited)			11,647,415		13,211,736

	As of December 31,
	2006
		Pro Forma
Balance sheet data:	Actual	as Adjusted
	(in thousands)

Cash and cash equivalents	$14,563
Working capital	11,902
Total assets	15,843
Long-term debt	—
Deficit accumulated during the development stage	(15,367)
Total stockholders’ equity	13,160

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including the financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, prospects, financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since our inception in December 2003, we have incurred significant operating losses. Our net loss was $3.6 million for the three months ended December 31, 2006 and $7.9 million for the year ended September 30, 2006. As of December 31, 2006, we had a deficit accumulated during the development stage of $15.4 million. To date, we have financed our operations primarily through private placements of our preferred stock. We have devoted substantially all of our time, money and efforts to the research and development of VIAjecttm, VIAtabtm and our preclinical product candidates. We have not completed development of any drugs. We expect to continue to incur significant and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially as we:

•	continue our ongoing Phase III clinical trials of VIAjecttm in which we plan to treat 400 patients with Type 1 diabetes and 400 patients with Type 2 diabetes over a six-month period;

•	continue our ongoing Phase I clinical trial of VIAtabtm and subsequently initiate Phase II and Phase III clinical trials;

•	continue the research and development of our preclinical product candidates, VIAmasstm and VIAcaltm, and advance those product candidates into clinical development;

•	seek regulatory approvals for our product candidates that successfully complete clinical trials;

•	establish a sales and marketing infrastructure to commercialize products for which we may obtain regulatory approval; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development efforts and our obligations as a public company.

To become and remain profitable, we must succeed in developing and eventually commercializing drugs with significant market potential. This will require us to be successful in a range of challenging activities, including successfully completing preclinical testing and clinical trials of our product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We are only in the preliminary stages of these activities. We may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business or continue our operations. A decline in the market price of our common stock could also cause you to lose all or a part of your investment.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We are a development stage company with no commercial products. All of our product candidates are still being developed, and all but VIAjecttm are in early stages of development. Our product candidates will require significant additional development, clinical development, regulatory approvals and additional investment before they can be commercialized. We anticipate that VIAjecttm will not be commercially available for several years, if at all.

We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we continue our Phase III clinical trials of VIAjecttm, commence additional clinical trials of VIAtabtm if our ongoing Phase I clinical trial is successful and conduct preclinical testing of VIAmasstm and VIAcaltm. In addition, subject to obtaining regulatory approval of any of our product candidates, we expect to incur significant commercialization expenses for product sales, marketing, securing commercial quantities of product from our manufacturers and distribution. We will need substantial additional funding and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.

Based upon our current plans we believe that the net proceeds of this offering together with our existing cash and cash equivalents will enable us to fund our anticipated operating expenses and capital expenditures until          . However, we cannot assure you that our plans will not change or that changed circumstances will not result in the depletion of our capital resources more rapidly than we currently anticipate. Our future capital requirements will depend on many factors, including:

•	the progress and results of our clinical trials of VIAjecttm and VIAtabtm;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for VIAmasstm, VIAcaltm and other potential product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the emergence of competing technologies and products and other adverse market developments;

•	the effect on our product development activities of actions taken by the FDA or other regulatory authorities;

•	our degree of success in commercializing VIAjecttm and our other product candidates; and

•	our ability to establish and maintain collaborations and the terms and success of the collaborations, including the timing and amount of payments that we might receive from potential strategic collaborators.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through public or private equity offerings and debt financings, strategic collaborations and licensing arrangements. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our stockholders. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or product candidates, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced active operations in January 2004. Our operations to date have been limited to organizing and staffing our company, developing and securing our technology and undertaking preclinical studies and clinical trials of our most advanced product candidates, VIAjecttm and VIAtabtm. We have not yet demonstrated our ability to successfully complete large-scale, pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

Risks Related to the Development and Commercialization of Our Product Candidates

We depend heavily on the success of our most advanced product candidate, VIAjecttm. VIAtabtm is our only other product candidate currently in clinical development. We do not expect to advance any other product candidates into clinical trials until 2008. Clinical trials of our product candidates may not be successful. If we are unable to commercialize VIAjecttm and VIAtabtm, or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of our most advanced product candidates, VIAjecttm and VIAtabtm. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of these product candidates. The commercial success of our product candidates will depend on several factors, including the following:

•	successful completion of preclinical development and clinical trials;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	receipt of marketing approvals from the FDA and similar regulatory authorities outside the United States;

•	establishing commercial manufacturing arrangements with third-party manufacturers;

•	launching commercial sales of the products, whether alone or in collaboration with others;

•	acceptance of the products by patients, the medical community and third-party payors in the medical community;

•	competition from other products; and

•	a continued acceptable safety profile of the products following approval.

If we are not successful in completing the development and commercialization of our product candidates, or if we are significantly delayed in doing so, our business will be materially harmed.

The results of early stage clinical trials do not ensure success in later stage clinical trials.

To date we have not completed the development of any products through commercialization. VIAjecttm is currently being tested in two Phase III clinical trials in patients with Type 1 and Type 2 diabetes. We expect to complete these two trials and, if these trials are successful, we intend to submit a new drug application, or NDA, under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or the FFDCA, to the FDA in 2008. We are currently conducting our Phase I clinical trial of VIAtabtm. If this Phase I clinical trial of VIAtabtm is successful, we plan to initiate a Phase II clinical trial in 2008. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials. Furthermore, interim results of a clinical trial do not necessarily predict final results. For example, the interim results to date in our Phase II meal study of VIAjecttm are based on data from only 10 patients. The study is still ongoing and we expect to enroll an additional 8-10 patients in the trial. The final results of this trial may be different from those suggested by our interim analysis. Similarly, the final safety results from our Phase III clinical trials of VIAjecttm may be different than those suggested by the hypoglycemic events observed to date. In addition, efficacy data from our Phase III clinical trials of VIAjecttm, which will be based on 400 Type 1 and 400 Type 2 diabetes patients, may be less favorable than the data observed to date in our Phase I and Phase II clinical trials. We cannot assure you that our clinical trials of VIAjecttm or VIAtabtm will ultimately be successful. New information regarding the safety and efficacy of VIAjecttm or VIAtabtm may arise from our continuing analysis of the data that may be less favorable than the data observed to date. In our clinical trials to date, patients took VIAjecttm for a relatively small number of treatment days. VIAjecttm may not be found to be effective or safe when taken for longer periods, such as the six-month period of our Phase III clinical trials.

Even if our early phase clinical trials are successful, we will need to complete our Phase III clinical trials of VIAjecttm and conduct Phase II and Phase III clinical trials of VIAtabtm in larger numbers of patients taking the drug for longer periods before we are able to seek approvals to market and sell these product candidates from the FDA and similar regulatory authorities outside the United States. If we are not successful in commercializing any of our product candidates, or are significantly delayed in doing so, our business will be materially harmed.

If our clinical trials are delayed or do not produce positive results, we may incur additional costs and ultimately be unable to commercialize our product candidates.

Before obtaining regulatory approval for the sale of our product candidates, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials of VIAjecttm and VIAtabtm can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing of VIAmasstm and VIAcaltm and clinical trials of VIAjecttm and VIAtabtm that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

•	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we had expected to be promising;

•	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we currently anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate, any of which would result in significant delays;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

•	we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;

•	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	the cost of our clinical trials may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate; and

•	the effects of our product candidates may not be the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

In particular, the enrollment of patients with Type 1 diabetes in our Phase III clinical trials of VIAjecttm has been somewhat slower than we expected, in part because participation in this trial would require some patients to stop their use of an insulin analog product. Accordingly, we recently initiated trial sites in Germany where the use of insulin analogs is not fully reimbursed by the government. If we continue to experience slower than anticipated enrollment of patients in our clinical trials, our development of VIAjecttm could be delayed.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not be able to obtain marketing approval;

•	obtain approval for indications that are not as broad as intended; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates and may harm our business and results of operations.

If our product candidates are found to cause undesirable side effects we may need to delay or abandon our development and commercialization efforts.

Any undesirable side effects that might be caused by our product candidates could interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications. In addition, if any of our product candidates receive marketing approval and we or others later identify undesirable side effects caused by the product, we could face one or more of the following:

•	a change in the labeling statements or withdrawal of FDA or other regulatory approval of the product;

•	a change in the way the product is administered; or

•	the need to conduct additional clinical trials.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from its sale.

The major safety concern with patients taking insulin is the occurrence of hypoglycemic events, which we monitor on a daily basis in our clinical trials. As of March 12, 2007, we have had a total of 113 mild and moderate hypoglycemic events in our Phase III clinical trials, 73 in patients receiving Humulin® R and 40 in patients receiving VIAjecttm. As of that date, we have also had a total of four severe hypoglycemic events, three in patients receiving Humulin® R and one in a patient receiving VIAjecttm.

The commercial success of any product candidates that we may develop, including VIAjecttm, VIAtabtm, VIAmasstm and VIAcaltm will depend upon the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

Any products that we bring to the market, including VIAjecttm, VIAtabtm, VIAmasstm and VIAcaltm, if they receive marketing approval, may not gain market acceptance by physicians, patients, healthcare payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. Physicians will not recommend our product candidates until clinical data or other factors demonstrate the safety and efficacy of our product candidates as compared to other treatments. Even if the clinical safety and efficacy of our product candidates is established, physicians may elect not to recommend these product candidates for a variety of factors, including the reimbursement policies of government and third-party payors and the effectiveness of our competitors in marketing their products.

The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the willingness and ability of patients and the healthcare community to adopt our technology;

•	the ability to manufacture our product candidates in sufficient quantities with acceptable quality and to offer our product candidates for sale at competitive prices;

•	the perception of patients and the healthcare community, including third-party payors, regarding the safety, efficacy and benefits of our product candidates compared to those of competing products or therapies;

•	the convenience and ease of administration of our product candidates relative to existing treatment methods;

•	the pricing and reimbursement of our product candidates relative to existing treatments; and

•	marketing and distribution support for our product candidates.

If we fail to enter into strategic collaborations for the commercialization of our product candidates or if our collaborations are unsuccessful, we may be required to establish our own sales, marketing, manufacturing and distribution capabilities which will be expensive and could delay the commercialization of our product candidates and have a material and adverse affect on our business.

A broad base of physicians, including primary care physicians, internists and endocrinologists, treat patients with diabetes. A large sales force is required to educate and support these physicians. Therefore, our current strategy for developing, manufacturing and commercializing our product candidates includes securing collaborations with leading pharmaceutical and biotechnology companies for the commercialization of our product candidates. To date, we have not entered into any collaborations with pharmaceutical or biotechnology companies. We face significant competition in seeking appropriate collaborators. In addition, collaboration agreements are complex and time-consuming to negotiate, document and implement. For all these reasons, it may be difficult for us to find third parties that are willing to enter into collaborations on economic terms that are favorable to us, or at all. If we do enter into any such collaboration, the collaboration may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. It is likely that our collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations.

If we fail to enter into collaborations, or if our collaborations are unsuccessful, we may be required to establish our own direct sales, marketing, manufacturing and distribution capabilities. Establishing these capabilities can be time-consuming and expensive and we have little experience in doing so. Because of our size, we would be at a disadvantage to our potential competitors to the extent they collaborate with large pharmaceutical companies that have substantially more resources than we do. As a result, we would not initially be able to field a sales force as large as our competitors or provide the same degree of market research or marketing support. In addition, our competitors would have a greater ability to devote research resources toward expansion of the indications for their products. We cannot assure prospective investors that we will succeed in entering into acceptable collaborations, that any such collaboration will be successful or, if not, that we will successfully develop our own sales, marketing and distribution capabilities.

If we are unable to obtain adequate reimbursement from governments or third-party payors for any products that we may develop or if we are unable to obtain acceptable prices for those products, they may not be purchased or used and our revenues and prospects for profitability will suffer.

Our future revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved product candidates from governmental and other third-party payors, both in the United States and in other markets. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement. Even when a payor determines that a product is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or comparable authorities. In addition, eligibility for coverage does not imply that any product will be reimbursed in all cases or at a rate that allows us to make a profit or even cover our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent.

We are subject to pricing pressures and uncertainties regarding Medicare reimbursement and reform.

Recent reforms in Medicare added a prescription drug reimbursement benefit beginning in 2006 for all Medicare beneficiaries. Although we cannot predict the full effects on our business of the implementation of this legislation, it is possible that the new benefit, which will be managed by private health insurers, pharmacy benefit managers, and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to generate revenues.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Legislation has been introduced into Congress that, if enacted, would permit more widespread re-importation of drugs from foreign countries into the United States, which may include re-importation from foreign countries where the drugs are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could decrease the price we receive for any approved products which, in turn, could adversely affect our operating results and our overall financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We currently carry global liability insurance in the amount of $5 million that we believe is reasonable to cover us from potential damages arising from proposed clinical trials of VIAjecttm. We also carry local policies per clinical trial of our product candidates. The amount of insurance that we currently hold may not be adequate to cover all liabilities that we may incur. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. If losses from product liability claims exceed our liability insurance coverage, we may ourselves incur substantial liabilities. If we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and, if so, our business and results of operations would be harmed.

We face substantial competition in the development of our product candidates which may result in others developing or commercializing products before or more successfully than we do.

We are engaged in segments of the pharmaceutical industry that are characterized by intense competition and rapidly evolving technology. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs that target endocrine disorders. We face, and expect to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available. There are several approved injectable rapid-acting meal-time insulin analogs currently on the market including Humalog®, marketed by Eli Lilly and Company, Novolog®, marketed by Novo Nordisk A/S, and Apidra®, marketed by Sanofi-Aventis. These rapid-acting insulin analogs provide improvement over regular forms of short-acting insulin, including faster subcutaneous absorption, an earlier and greater insulin peak and more rapid post-peak decrease. In addition, Pfizer Inc.’s Exubera®, an inhalable insulin delivered by a device developed by Nektar Therapeutics, was recently approved by the FDA and the European Medicines Agency, or the EMEA. Emisphere Technologies, Inc. is developing oral insulin in pill form. Emisphere is still in early-stage preclinical trials of its oral tablet. Generex has developed an oral spray that is currently in Phase II development. Several companies are also developing alternative insulin systems for diabetes, including Novo Nordisk, Eli Lilly and Company in collaboration with Alkermes, Inc., MannKind Corporation, Emisphere Technologies, Inc. and Aradigm Corporation. In addition, a number of established pharmaceutical companies, including GlaxoSmithKline plc and Bristol-Myers Squibb Company, are developing proprietary technologies or have entered into arrangements with, or acquired, companies with technologies for the treatment of diabetes.

Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Our competitors may develop products that are more effective, safer, more convenient or less costly than any that we are developing or that would render our product candidates obsolete or non-competitive. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours.

Many of our potential competitors have:

•	significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture and commercialize product candidates;

•	more extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products;

•	product candidates that have been approved or are in late-stage clinical development; or

•	collaborative arrangements in our target markets with leading companies and research institutions.

Our product candidates may be rendered obsolete by technological change.

The rapid rate of scientific discoveries and technological changes could result in one or more of our product candidates becoming obsolete or noncompetitive. For several decades, scientists have attempted to improve the bioavailability of injected formulations and to devise alternative non-invasive delivery systems for the delivery of drugs such as insulin. Our product candidates will compete against many products with similar indications. In addition to the currently marketed rapid-acting insulin analogs, our competitors are developing insulin formulations delivered by oral pills, pulmonary devices and oral spray devices. Our future success will depend not only on our ability to develop our product candidates, but to maintain market acceptance against emerging industry developments. We cannot assure prospective investors that we will be able to do so.

Our business activities involve the storage and use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

Our research and development work and manufacturing processes involve the controlled storage and use of hazardous materials, including chemical and biological materials. Our operations also produce hazardous waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of such materials and waste products comply in all material respects with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident or failure to comply with environmental laws, we could be held liable for any damages that may result, and any such liability could fall outside the coverage or exceed the limits of our insurance. In addition, we could be required to incur significant costs to comply with environmental laws and regulations in the future or pay substantial fines or penalties if we violate any of these laws or regulations. Finally, current or future environmental laws and regulations may impair our research, development or production efforts.

Risks Related to Our Dependence on Third Parties

Use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, and clinical development and commercialization of our product candidates could be delayed, prevented or impaired.

We do not own or operate manufacturing facilities for commercial production of our product candidates. We have limited experience in drug manufacturing and we lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. Our strategy is to outsource all manufacturing of our product candidates and products to third parties. We also expect to rely upon third parties to produce materials required for the commercial production of our product candidates if we succeed in obtaining necessary regulatory approvals. Although we have contracted with a large commercial manufacturer for VIAjecttm, there can be no assurance that we will be able to do so successfully with our remaining product candidates. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques, processes and quality controls.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

•	the possible termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

Our manufacturers may not be able to comply with current good manufacturing practice, or cGMP, regulations or other regulatory requirements or similar regulatory requirements outside the United States. Our manufacturers are subject to unannounced inspections by the FDA, state regulators and similar regulators outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so. If the third parties that we engage to manufacture product for our clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these trials while we identify and qualify replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize any products that receive regulatory approval on a timely and competitive basis.

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.

We do not independently conduct clinical trials for our product candidates. We rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to enroll qualified patients and conduct our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

If our suppliers, principally our sole insulin supplier, fail to deliver materials and provide services needed for the production of VIAjecttm and VIAtabtm in a timely and sufficient manner, or if they fail to comply with applicable regulations, clinical development or regulatory approval of our product candidates or commercialization of our products could be delayed, producing additional losses and depriving us of potential product revenue.

We need access to sufficient, reliable and affordable supplies of recombinant human insulin and other materials for which we rely on various suppliers. We also must rely on those suppliers to comply with relevant regulatory and other legal requirements, including the production of insulin in accordance with cGMP. We can make no assurances that our suppliers, particularly our insulin supplier, will comply with cGMP. We currently have an agreement with a single insulin supplier that is responsible for providing all of the insulin that we use for testing and manufacturing VIAjecttm and VIAtabtm. If supply of recombinant human insulin and other materials becomes limited, or if our supplier does not meet relevant regulatory requirements, and if we were unable to obtain these materials in sufficient amounts, in a timely manner and at reasonable prices, we could be delayed in the manufacturing and future commercialization of VIAjecttm and VIAtabtm. We would incur substantial costs and manufacturing delays if our suppliers are unable to provide us with products or services approved by the FDA or other regulatory agencies.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our competitors may develop and market similar or identical products that may reduce demand for our products, and we may be prevented from establishing collaborative relationships on favorable terms.

The following factors are important to our success:

•	receiving patent protection for our product candidates;

•	maintaining our trade secrets;

•	not infringing on the proprietary rights of others; and

•	preventing others from infringing our proprietary rights.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from others may not provide any protection against competitors.

We currently do not own or in-license any issued patents. We have three pending United States patent applications relating to our VIAdeltm, VIAjecttm and VIAtabtm technology. These pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. If patents do not issue with claims encompassing our products, our competitors may develop and market similar or identical products that compete with ours. Even if patents are issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Failure to obtain effective patent protection for our technology and products may reduce demand for our products and prevent us from establishing collaborative relationships on favorable terms.

The active and inactive ingredients in our VIAjecttm and VIAtabtm product candidates have been known and used for many years and, therefore, are no longer subject to patent protection. Accordingly, our pending patent applications are directed to the particular formulations of these ingredients in our products, and their use. Although we believe our formulations and their use are patentable and provide a competitive advantage, even if issued, our patents may not prevent others from marketing formulations using the same active and inactive ingredients in similar but different formulations.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as potential corporate partners, collaborators, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information or our competitors may learn of the information in some other way. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

The laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

We may become involved in lawsuits and administrative proceedings to protect, defend or enforce our patents that would be expensive and time-consuming.

In order to protect or enforce our patent rights, we may initiate patent litigation against third parties in the United States or in foreign countries. In addition, we may be subject to certain opposition proceedings conducted in patent and trademark offices challenging the validity of our patents and may become involved in future opposition proceedings challenging the patents of others. The defense of intellectual property rights, including patent rights, through lawsuits, interference or opposition proceedings, and other legal and administrative proceedings can be costly and can divert our technical and management personnel from their normal responsibilities. Such costs increase our operating losses and reduce our resources available for development activities. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation and despite protective orders entered by the court, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure could materially adversely affect our business and financial results.

Claims by other parties that we infringe or have misappropriated their proprietary technology may result in liability for damages, royalties, or other payments, or stop our development and commercialization efforts.

Competitors and other third parties may initiate patent litigation against us in the United States or in foreign countries based on existing patents or patents that may be granted in the future. Many of our competitors have obtained patents covering products and processes generally related to our products and processes, and they may assert these patents against us. Moreover, there can be no assurance that these competitors have not sought or will not seek additional patents that may cover aspects of our technology. As a result, there is a greater likelihood of a patent dispute than would be expected if our competitors were pursuing unrelated technologies.

While we conduct patent searches to determine whether the technologies used in our products infringe patents held by third parties, numerous patent applications are currently pending and may be filed in the future for technologies generally related to our technologies, including many patent applications that remain confidential after filing. Due to these factors and the inherent uncertainty in conducting patent searches, there can be no guarantee that we will not violate third-party patent rights that we have not yet identified.

We know of U.S. and foreign patents issued to third parties that relate to aspects of our product candidates. There may also be patent applications filed by these or other parties in the United States and various foreign jurisdictions that relate to some aspects of our product candidates, which, if issued, could subject us to infringement actions. The owners or licensees of these and other patents may file one or more infringement actions against us. In addition, a competitor may claim misappropriation of a trade secret by an employee hired from that competitor. Any such infringement or misappropriation action could cause us to incur substantial costs defending the lawsuit and could distract our management from our business, even if the allegations of infringement or misappropriation are unwarranted. A need to defend multiple actions or claims could have a disproportionately greater impact. In addition, either in response to or in anticipation of any such infringement or misappropriation claim, we may enter into commercial agreements with the owners or licensees of these rights. The terms of these commercial agreements may include substantial payments, including substantial royalty payments on revenues received by us in connection with the commercialization of our products.

Payments under such agreements could increase our operating losses and reduce our resources available for development activities. Furthermore, a party making this type of claim could secure a judgment that requires us to pay substantial damages, which would increase our operating losses and reduce our resources available for development activities. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale or importing our products or prevent our customers from using our products. If a court determined or if we independently concluded that any of our products or manufacturing processes violated third-party proprietary rights, our clinical trials could be delayed and there can be no assurance that we would be able to reengineer the product or processes to avoid those rights, or to obtain a license under those rights on commercially reasonable terms, if at all.

Risks Related to Regulatory Approval of Our Product Candidates

If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates, and the activities associated with their development and commercialization, including their testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate. We have not received regulatory approval to market any of our product candidates in any jurisdiction. Securing FDA approval may require the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing FDA approval requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA. Our future products may not be demonstrated effective, may be demonstrated only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or may prevent or limit commercial use.

The process of obtaining FDA and other regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved and challenges by competitors. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying agency interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If the FDA does not believe that our product candidates satisfy the requirements for the Section 505(b)(2) approval procedure, the approval pathway will take longer and cost more than anticipated.

We believe that VIAjecttm and VIAtabtm qualify for approval under Section 505(b)(2) of the FFDCA. Because we are developing improved formulations of previously approved chemical entities, such as insulin, this may enable us to avoid having to submit certain types of data and studies that are required in full NDAs and instead submit a Section 505(b)(2) NDA. The FDA may not agree that our products are approvable under Section 505(b)(2). Insulin is a unique and complex drug in that it is a complex hormone molecule that is more difficult to replicate than many small molecule drugs. The availability of the Section 505(b)(2) pathway for insulin is even more controversial than for small molecule drugs, and the FDA may not accept this pathway for our insulin product candidates. The FDA has not published any guidance that specifically addresses insulin Section 505(b)(2) NDAs. No other insulin product has yet been approved under a Section 505(b)(2) NDA. If the FDA determines that Section 505(b)(2) NDAs are not appropriate and that full NDAs are required for our product candidates, the time and financial resources required to obtain FDA approval for our product candidates could substantially and materially increase. This would require us to obtain substantially more funding than previously anticipated which could significantly dilute the ownership interests of our stockholders. Even with this investment, the prospect for FDA approval may be significantly lower. If the FDA requires full NDAs for our product candidates or requires more extensive testing and development for some other reason, our ability to compete with alternative products that arrive on the market more quickly than our product candidates would be adversely impacted.

Notwithstanding the approval of many products by the FDA under Section 505(b)(2) over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its interpretation of Section 505(b)(2) which could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit. The pharmaceutical industry is highly competitive, and it is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition.

Moreover, even if VIAjecttm and VIAtabtm are approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.

Any product for which we obtain marketing approval could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and comparable regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Discovery after approval of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in actions such as:

•	restrictions on such products’ manufacturers or manufacturing processes;

•	restrictions on the marketing of a product;

•	warning letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of our products;

•	product seizure;

•	injunctions; or

•	imposition of civil or criminal penalties.

Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our products abroad.

We intend to have our products marketed outside the United States. In order to market our products in the European Union and many other jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The regulatory approval process outside the United States may include all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

Reports of side effects or safety concerns in related technology fields or in other companies’ clinical trials could delay or prevent us from obtaining regulatory approval or negatively impact public perception of our product candidates.

At present, there are a number of clinical trials being conducted by us and by other pharmaceutical companies involving insulin or insulin delivery systems. The major safety concern with patients taking insulin is the occurrence of hypoglycemic events, which we monitor on a daily basis in our clinical trials. As of March 12, 2007, we have had a total of 113 mild and moderate hypoglycemic events in our Phase III clinical trials, 73 in patients receiving Humulin® R and 40 in patients receiving VIAjecttm. As of that date, we have also had a total of four severe hypoglycemic events, three in patients receiving Humulin® R and one in a patient receiving VIAjecttm. If we discover that our product is associated with a significantly increased frequency of hypoglycemic or other adverse events, or if other pharmaceutical companies announce that they observed frequent or significant adverse events in their trials involving insulin or insulin delivery systems, we could encounter delays in the commencement or completion of our clinical trials or difficulties in obtaining the approval of our product candidates. In addition, the public perception of our products might be adversely affected, which could harm our business and results of operations, even if the concern relates to another company’s product.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Dr. Solomon S. Steiner, our Chairman, President and Chief Executive Officer, Dr. Roderike Pohl, our Vice President, Research, and F. Scott Reding, our Chief Financial Officer. Dr. Steiner and Dr. Pohl are the inventors of our VIAdeltm technology. The loss of the services of any of these persons might impede the achievement of our research, development and commercialization objectives. With the exception of Dr. Steiner, Dr. Pohl and Mr. Reding, who each have employment agreements, all of our employees are “at will” and we currently do not have employment agreements with any of the other members of our management or scientific staff. Replacing key employees may be difficult and time-consuming because of the limited number of individuals in our industry with the skills and experience required to develop, gain regulatory approval of and commercialize our product candidates successfully. Other than a $1 million key person insurance policy on Dr. Steiner, we do not have key person life insurance to cover the loss of any of our other employees.

Recruiting and retaining qualified scientific personnel, clinical personnel and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms, if at all, given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from other companies, universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems and continue to recruit and train additional qualified personnel. Due to our limited financial resources we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related to Our Common Stock and This Offering

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control all matters submitted to stockholders for approval.

When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately  % of our capital stock. As a result, these stockholders, if they act together, will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations and sales of all or substantially all of our assets, and will have significant control over our management and policies. The interests of this group of stockholders may not always coincide with our corporate interests or the interests of other stockholders. This significant concentration of stock ownership could also result in the entrenchment of our management and adversely affect the price of our common stock.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Among others, these provisions:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

We may not be able to comply on a timely basis with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the Securities and Exchange Commission, beginning with our fiscal year ending September 30, 2008, we will be required to include in our annual report an assessment of the effectiveness of our internal control over financial reporting. Furthermore, our registered independent public accounting firm will be required to report on our assessment of the effectiveness of our internal control over financial reporting and separately report on the effectiveness of our internal control over financial reporting. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. We restated our financial statements for the year ended September 30, 2006 to correct an error in the calculation of non-cash compensation expense related to options issued to non-employees. In connection with the restatement it was determined that we have a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board. We are in the process of addressing this material weakness. We are also in the process of documenting, reviewing and, where appropriate, improving our internal controls and procedures in anticipation of being a public company and eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules. Implementing appropriate changes to our internal controls may entail substantial costs in order to modify our existing financial and accounting systems, take a significant period of time to complete, and distract our officers, directors and employees from the operation of our business. Moreover, these changes may not be effective in maintaining the adequacy or effectiveness of our internal controls. If we fail to complete the assessment on a timely basis, or if our independent registered public accounting firm cannot attest to our assessment, we could be subject to regulatory sanctions and a loss of public confidence. Also, the lack of effective internal control over financial reporting may adversely impact our ability to prepare timely and accurate financial statements.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $      per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately  % of the aggregate price paid by all purchasers of our stock but will own only approximately  % of our common stock outstanding after this offering.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	developments or disputes concerning patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures and further clinical development of our product candidates. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We have never paid any cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on our capital stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, we do not expect to pay any cash dividends in the foreseeable future, and payment of cash dividends, if any, will depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. Capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding           shares of common stock. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining shares,            shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of           shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After the effective date of the registration statement of which this prospectus is a part, we intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriters” section of this prospectus.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to comply with public company regulations.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 as well as other federal and state laws. These requirements may place a strain on our people, systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this prospectus include statements about:

•	our ability to secure FDA approval for our product candidates under Section 505(b)(2) of the FFDCA;

•	our ability to market, commercialize and achieve market acceptance for product candidates developed using our VIAdeltm technology;

•	the progress or success of our research, development and clinical programs, the initiation and completion of our clinical trials, the timing of the interim analyses and the timing or success of our product candidates, particularly VIAjecttm and VIAtabtm;

•	our ability to secure patents for VIAjecttm and our other product candidates;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our estimates for future performance;

•	our ability to enter into collaboration arrangements for the commercialization of our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our commercialization, marketing and manufacturing capabilities and strategy; and

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of           shares of common stock in this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our net proceeds from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	approximately $ million to fund clinical development of VIAjecttm; and

•	the balance, if any, to fund research and development, working capital, capital expenditures and other general corporate purposes, which may include acquiring additional technologies.

This expected use of net proceeds of this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of and results from clinical trials for VIAjecttm and VIAtabtm, as well as the development of our preclinical product pipeline, any collaborations we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. Upon the completion of the offering, we expect to have sufficient funding to complete the FDA approval process for VIAjecttm and, if we collaborate with a leading pharmaceutical or biotechnology company, for its commercialization as well. If we do not collaborate with a leading pharmaceutical or biotechnology company, we do not expect to have sufficient funding from the proceeds of this offering to commercialize VIAjecttm. Although we expect the net proceeds from this offering and our other available funds to be sufficient to fund the completion of the FDA approval process for VIAjecttm, we expect that we will need to raise additional funds to fund the completion of the development of our other product candidates. We have no current plans, agreements or commitments for any material acquisitions or licenses of any technologies, products or businesses.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term or long-term investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to finance the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends to our stockholders in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, operating results and anticipated cash needs.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of December 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 9,043,179 shares of our common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to the issuance and sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses to be paid by us.

The pro forma and pro forma as adjusted information below is illustrative only. Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing at the end of this prospectus.

	As of December 31, 2006
			Pro Forma
	Actual	Pro Forma	as Adjusted
		(unaudited)	(unaudited)
	(in thousands, except share data)

Cash, cash equivalents and marketable securities(1)	$14,563

Long-term liabilities	—
Stockholders’ equity:
Series A convertible preferred stock, par value $0.01 per share, 1,050,000 shares authorized and 569,000 shares issued and outstanding, with a liquidation preference of $2,845 and an 8% non-cumulative dividend	6
Series B convertible preferred stock, par value $0.01 per share, 6,500,000 shares authorized, 6,198,179 shares issued and outstanding, with a liquidation preference of $24,421	62
Common stock, par value $0.01 per share; 50,000,000 shares authorized; and 7,575,063 shares issued and outstanding	76
Additional paid-in capital(1)	28,383
Deficit accumulated during the development stage	(15,367)

Total capitalization(1)	$13,160

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents and marketable securities, additional paid-in capital and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The table above excludes:

•	1,562,697 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2006, at a weighted average price of $3.85 per share;

•	5,251,849 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2006, with a weighted average exercise price of $3.78 per share;

•	3,137,303 shares of common stock reserved for future issuance upon exercise of stock options granted after December 31, 2006 under our 2004 Stock Incentive Plan, as amended and restated upon the closing of this offering;

•	1,300,000 shares of common stock reserved for future issuance under our 2005 Employee Stock Purchase Plan upon the closing of this offering; and

•	500,000 shares of common stock reserved for future issuance under our 2005 Non-Employee Directors’ Stock Option Plan upon the closing of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The historical net tangible book value of our common stock as of December 31, 2006 was approximately $12.7 million, or $1.68 per share, based on 7,575,063 shares of common stock outstanding as of December 31, 2006. Historical net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2006. The pro forma net tangible book value of our common stock as of December 31, 2006 was approximately $12.7 million, or $0.77 per share. Pro forma net tangible book value per share gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 9,043,179 shares of our common stock upon the closing of this offering.

After giving further effect to our issuance and sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of December 31, 2006 would have been approximately $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $      per share to new investors purchasing common stock in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book value per share as of December 31, 2006		$1.68
Decrease attributable to the conversion of outstanding preferred stock		$0.91

Pro forma net tangible book value as of December 31, 2006		$0.77

Increase per share attributable to new investors	$

Pro forma net tangible book value per share after this offering			$

Dilution per share to new investors			$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma net tangible book value after the offering by approximately $      million, our pro forma net tangible book value per share after this offering by approximately $      and dilution per share to new investors by approximately $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their over-allotment option in full or if any shares are issued in connection with outstanding options or warrants, you will experience further dilution.

The following table summarizes, as of December 31, 2006, the number of shares purchased from us after giving effect to conversion of all of outstanding shares of our preferred stock into an aggregate of 9,043,179 shares of common stock upon the closing of this offering, the total consideration and average price per share paid, or to be paid, to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the total consideration paid by new investors by $      million and increase (decrease) the percentage of total consideration paid by new investors by approximately  %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above is based on 7,575,063 shares of common stock outstanding as of December 31, 2006 and an additional 9,043,179 shares of common stock issuable upon the conversion of all outstanding shares of our preferred stock upon the closing of this offering and excludes:

•	1,562,697 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2006, at a weighted average exercise price of $3.85 per share;

•	5,251,849 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2006, at a weighted average exercise price of $3.78 per share;

•	3,137,303 shares of common stock reserved for future issuance upon exercise of stock options granted after December 31, 2006 under our 2004 Stock Incentive Plan, as amended and restated effective upon the closing of this offering;

•	1,300,000 shares of common stock reserved for future issuance under our 2005 Employee Stock Purchase Plan upon the closing of this offering; and

•	500,000 shares of common stock reserved for future issuance under our 2005 Non-Employee Directors’ Stock Option Plan upon the closing of this offering.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the pro forma as adjusted number of shares held by new investors will be increased to , or approximately %, of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data set forth below and the balance sheet data as of September 30, 2005 and 2006 set forth below from our audited financial statements which are included in this prospectus. We have derived the balance sheet data as of September 30, 2004 set forth below from our audited financial statements, which are not included in this prospectus. We have derived the statement of operations information set forth below for the three months ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2006 from our unaudited financial statements, which are included in this prospectus. Our unaudited financial statements include, in the opinion of our management, all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of those statements. Historical results for any prior or interim period are not necessarily indicative of results to be expected in any future period or for a full fiscal year. See our financial statements and related notes for a description of the calculation of the historical and pro forma net loss per common share and the weighted average number of shares used in computing the historical and pro forma per share data.

	December 3,					December 3,
	2003					2003
	(inception) to					(inception) to
	September 30,	Year ended September 30,		Three months ended December 31		December 31,
Statement of operations data:	2004	2005	2006	2005	2006	2006
			(restated)

Revenue	$—	$—	$—	$—	$—	$—

Operating expenses:
Research and development	580	2,573	5,960	923	2,493	11,606
General and administrative	193	517	1,450	395	1,264	3,424

Total operating expenses	773	3,090	7,410	1,318	3,757	15,030
Other (income) and expense:
Interest and other income	—	(9)	(182)	(1)	(190)	(381)
Interest expense	—	—	78	3	—	78
Loss on settlement of debt	—	—	627	—	—	627

Operating loss before tax provision	(773)	(3,081)	(7,933)	(1,320)	(3,567)	(15,354)
Tax provision	1	2	10	3	—	13

Net loss	$(774)	$(3,083)	$(7,943)	$(1,323)	$(3,567)	$(15,367)

Net loss per share — basic and diluted	$(0.10)	$(0.41)	$(1.05)	$(0.17)	$(0.47)

Weighted average shares outstanding — basic and diluted	7,500,000	7,512,442	7,562,779	7,560,408	7,564,820

Pro forma net loss per share — basic and diluted (unaudited)			$(0.68)		$(0.27)

Pro forma weighted average shares outstanding — basic and diluted (unaudited)			11,647,415		13,211,736

				As of
	As of September 30,			December 31,
	2004	2005	2006	2006
	(restated)
	(in thousands)

Balance sheet data:
Cash and cash equivalents	$221	$368	$17,539	$14,563
Working capital (deficit)	194	(98)	15,307	11,902
Total assets	611	1,195	18,659	15,843
Long-term debt	—	—	—	—
Deficit accumulated during the development stage	(774)	(3,857)	(11,800)	(15,367)
Total stockholders’ equity	581	654	16,348	13,160

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a specialty pharmaceutical company focused on the development and commercialization of innovative treatments for endocrine disorders such as diabetes and osteoporosis, which may be safer, more effective and convenient. We develop our product candidates by applying our proprietary formulation technologies to existing drugs in order to improve their therapeutic results. Our initial development efforts are focused on peptide hormones. We have two insulin product candidates currently in clinical trials for the treatment of diabetes and two preclinical product candidates for the treatment of osteoporosis.

Our most advanced product candidate is VIAjecttm, a proprietary injectable formulation of recombinant human insulin designed to be absorbed into the blood faster than the currently marketed rapid-acting insulin analogs. We are currently conducting two pivotal Phase III clinical trials of VIAjecttm, one in patients with Type 1 diabetes and the other in patients with Type 2 diabetes. In addition to VIAjecttm, we are developing VIAtabtm, a sublingual tablet formulation of insulin. We are currently conducting a Phase I clinical trial of VIAtabtm in patients with diabetes. Our preclinical product candidates for the treatment of osteoporosis are VIAmasstm, a sublingual rapid-acting formulation of parathyroid hormone 1-34, and VIAcaltm, a sublingual rapid-acting formulation of salmon calcitonin.

We have developed all of our product candidates utilizing our proprietary VIAdeltm technology which allows us to study the interaction between peptide hormones and small molecules. We use our technology to reformulate existing peptide drugs with small molecule ingredients that are generally regarded as safe by the FDA to improve their therapeutic effect by entering the blood more rapidly and in greater quantities.

We are a development stage company. We were incorporated in December 2003 and commenced active operations in January 2004. To date, we have generated no revenues and have incurred significant losses. We have financed our operations and internal growth through private placements of convertible preferred stock and other securities. We have devoted substantially all of our efforts to research and development activities, including clinical trials. Our net loss was $3.6 million for the three months ended December 31, 2006 and $7.9 million for the year ended September 30, 2006. As of December 31, 2006, we had a deficit accumulated during the development stage of $15.4 million. The deficit accumulated during the development stage is attributable primarily to our research and development activities, which represent approximately 76% of the expenses that we have incurred since our inception. We expect to continue to generate significant losses as we continue to develop our product candidates.

Financial Operations Overview

Revenues

To date, we have generated no revenues. We do not expect to begin generating any revenues unless any of our product candidates receive marketing approval or if we receive payments in connection with strategic collaborations that we may enter into for the commercialization of our product candidates.

Research and Development Expenses

Research and development expenses consist of the costs associated with our basic research activities, as well as the costs associated with our drug development efforts, conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings. Our research and development expenses consist of:

•	external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites, third-party manufacturing organizations and consultants;

•	employee-related expenses, which include salaries and benefits for the personnel involved in our preclinical and clinical drug development and manufacturing activities; and

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment and laboratory and other supplies.

We use our employee and infrastructure resources across multiple research projects, including our drug development programs. To date, we have not tracked expenses related to our product development activities on a program-by-program basis. Accordingly, we cannot reasonably estimate the amount of research and development expenses that we incurred with respect to each of our clinical and preclinical product candidates. However, we estimate that the majority of our research and development expenses incurred to date are attributable to our VIAjecttm program. The following table illustrates, for each period presented, our research and development costs by nature of the cost.

	December 3,					December 3,
	2003					2003
	(inception) to	Year ended		Three months ended		(inception) to
	September 30,	September 30,		December 31		December 31,
	2004	2005	2006	2005	2006	2006
			(restated)
	(in thousands)

Preclinical expenses	$495	$1,214	$1,561	$291	$302	$3,572
Manufacturing expenses	13	241	1,264	53	598	2,116
Clinical/regulatory expenses	72	1,118	3,135	579	1,593	5,918

Total	$580	$2,573	$5,960	$923	$2,493	$11,606

The successful development of our product candidates is highly uncertain. We expect to complete our Phase III clinical trials of VIAjecttm and intend to submit an NDA to the FDA for this product candidate in 2008. We are currently conducting a Phase I clinical trial of VIAtabtm in patients with Type 1 diabetes. If the trial is successful, we plan to initiate later stage clinical trials of VIAtabtm in 2008. In addition, we expect to submit investigational new drug applications to the FDA for our preclinical product candidates, VIAmasstm and VIAcaltm, in 2008. However, at this time, we cannot reasonably estimate or know the nature, specific timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash inflows may commence from our product candidates. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the progress and results of our clinical trials of VIAjecttm and VIAtabtm;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for VIAmasstm, VIAcaltm and other potential product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the emergence of competing technologies and products and other adverse market developments;

•	the effect on our product development activities of actions taken by the FDA or other regulatory authorities;

•	our degree of success in commercializing VIAjecttm and our other product candidates; and

•	our ability to establish and maintain collaborations and the terms and success of those collaborations, if any, including the timing and amount of payments that we might receive from potential strategic partners.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of the clinical development of a product candidate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of that clinical development program.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses for personnel, including stock-based compensation expenses, in our executive, legal, accounting, finance and information technology functions. Other general and administrative expenses include facility-related costs not otherwise allocated to research and development expense, travel expenses, costs associated with industry conventions and professional fees, such as legal and accounting fees and consulting costs.

In the year ending September 30, 2007 and in subsequent periods, we anticipate that our general and administrative expenses will increase, among others, for the following reasons:

•	we expect to incur increased general and administrative expenses to support our research and development activities, which we expect to expand as we continue the development of our product candidates;

•	we expect to incur additional expenses as we advance discussions and negotiations in connection with strategic collaborations for the commercialization of our product candidates;

•	we may also begin to incur expenses related to the sales and marketing of our product candidates as we approach the commercial launch of any product candidates that receive regulatory approval; and

•	we expect our general and administrative expenses to increase as a result of increased payroll, expanded infrastructure and higher consulting, legal, accounting and investor relations fees associated with being a public company.

Interest Income and Interest Expense

Interest income consists of interest earned on our cash and cash equivalents. In November 2006, our board of directors approved investment policy guidelines, the primary objectives of which are the preservation of capital, the maintenance of liquidity, maintenance of appropriate fiduciary control and maximum return, subject to our business objectives and tax situation.

Our interest expense consists of interest incurred on promissory notes that we issued in 2006 as part of our mezzanine financing. In July 2006, in connection with our Series B convertible preferred stock financing, all of these promissory notes were repaid with shares of our Series B convertible preferred stock and warrants. As of September 30, 2006, we had no interest-bearing indebtedness outstanding.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies, which we have discussed with our audit committee, are the most critical to aid you in fully understanding and evaluating our financial condition and results of operations.

Preclinical Study and Clinical Trial Accruals

In preparing our financial statements, we must estimate accrued expenses pursuant to contracts with multiple research institutions, clinical research organizations and contract manufacturers that conduct and manage preclinical studies, clinical trials and manufacture product for these trials on our behalf. This process involves communicating with relevant personnel to identify services that have been performed on our behalf and estimating the level of services performed and the associated costs incurred for services when we have not yet been invoiced for or otherwise notified of the actual cost. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. The financial terms of these agreements vary and may result in uneven payment flows. To date, we have not adjusted our estimates at any balance sheet date in any material amount. Examples of preclinical study, clinical trial and manufacturing expenses include the following:

•	fees paid to contract research organizations in connection with preclinical and toxicology studies and clinical trials;

•	fees paid to investigative sites in connection with clinical trials;

•	fees paid to contract manufacturers in connection with the production of clinical trial materials; and

•	professional service fees.

Stock-Based Compensation and Valuation of Equity

Effective October 1, 2005, we adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS No. 123(R), which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. We adopted SFAS No. 123(R) using the retrospective method. Under this method, compensation cost is measured and recognized for all share-based payments granted subsequent to October 1, 2004. We issued no options prior to that date.

The fair value of the stock underlying the options is a significant factor in determining credits or charges to operations appropriate for the stock-based payments to both employees and non-employees. Between December 23, 2004 and May 27, 2005, we granted options to purchase an aggregate of 544,000 shares of our common stock at an exercise price of $1.00 per share. Between November 1, 2005 and November 1, 2006, we granted options to purchase an aggregate of 851,500 shares of our common stock at an exercise price of $4.00 per share. In December 2006, we granted options to purchase an aggregate of 332,197 shares of our common stock at an exercise price of $8.95 per share.

For the options granted prior to December 2006, our board of directors did not perform a contemporaneous valuation of our common stock, but determined the exercise price for the shares of common stock underlying the options primarily based on the last price paid by outside investors for our preferred stock. In connection with the preparation of our financial statements for this offering, we engaged, for the first time, American Appraisal, Inc, or American Appraisal, an unrelated valuation specialist, to perform both a retrospective valuation of our common stock prior to December 2006 and a contemporaneous valuation with respect to the options granted in December 2006.

American Appraisal utilized two primary valuation methodologies to determine our enterprise value, the market valuation approach and the discounted cash flow valuation approach. American Appraisal determined the fair value of each type of equity instrument we had issued using the weighted-probability expected return method as recommended by the American Institute of Certified Public Accountants in its practice aid entitled Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

Contemporaneous Valuation Methodology.  American Appraisal, in performing its contemporaneous valuation, considered our completion of Phase II clinical trials of VIAjecttm, our initiation of Phase III clinical trials of VIAjecttm and the commencement of manufacturing commercial batches of VIAjecttm.

In applying the market valuation methodology, American Appraisal, reviewed the price paid by outside investors for our preferred stock, the market capitalizations of comparable publicly-traded companies that are in our market segment and are conducting clinical trials in similar phases, which we refer to as guideline companies, and initial public offering prices of guideline companies expressed as a multiple of prices at which their stock was sold in private placements prior to such initial offering. American Appraisal discounted these prices at various rates to account for the lack of marketability of a private company’s securities.

In applying the discounted cash flow valuation, American Appraisal discounted to present value our future operating cash flow projected by management at rates of returns that reflected the business and financial risk of achieving such cash flow. In applying this valuation methodology, American Appraisal probability-weighted the scenarios in which we:

•	remain private;

•	go public;

•	undertake a strategic sale; and

•	dissolve.

Retrospective Valuation Methodology.  In conducting its retrospective valuations, American Appraisal considered a combination of market and discounted cash flow valuation approaches and a probability-weighted expected return valuation methodology that is consistent with the practices recommended by the Practice Aid. In applying these valuation methodologies, American Appraisal considered the following factors:

•	our actual operating performance;

•	a review of our progress in our product research and development and clinical trial activities and of other events that may or may not lead to the commercialization of our products;

•	our projected operating performance and the risks inherent in our business including the risks related to receiving FDA approvals for our product candidates;

•	issuances of preferred stock, common stock and warrants, including the prices paid and the rights and preferences thereof; and

•	the likelihood of achieving liquidity through an initial public offering or a sale of our business and the proceeds that would be allocated to holders of our common stock and the amounts contractually due to holders of our preferred stock.

American Appraisal also utilized the market valuation approach and the discounted cash flow valuation approach as described under contemporaneous valuation methodology.

American Appraisal’s Conclusions.  For both the retrospective and contemporaneous valuations, American Appraisal selected probabilities to the four relevant scenarios based on:

•	the potential of an initial public offering at various stages of our product development and stage of clinical trials;

•	the potential for collaboration with partners or our sale as part of the process of commercializing our product candidates; and

•	the need for and probability of securing the funding required to complete our clinical trials and achieve commercialization.

American Appraisal determined the fair value of our equity instruments based upon the factors listed above and other information available on the measurement dates. Specifically, American Appraisal determined that the fair market value of our common stock was $0.59 per share as of July 14, 2005, $3.32 per share as of July 19, 2006 and $8.95 per share as of December 19, 2006.

Accounting Treatment.  We selected the Black-Scholes valuation model as the most appropriate valuation method for stock option grants to employees and members of our board of directors. The fair value of these stock option grants is estimated as of their date of grant using the Black-Scholes valuation method. Our compensation committee adopted the valuations of American Appraisal in determining the fair market value of our common stock for the Black-Scholes model. For all options granted prior to July 14, 2005, we used a fair market value of $0.59 per share; for options granted between July 15, 2005 and July 19, 2006, we used a fair market value of $3.32 per share; and for options granted after July 19, 2006, we used a fair market value of $8.95 per share.

Because we are a private company and therefore lack company-specific historical and implied volatility information, we based our estimate of expected volatility on implied volatility of comparable companies that are publicly traded and which have the following similarities: industry, therapeutic focus, clinical trial phase and dividend yield. We intend to continue to consistently apply this process using the same comparable companies until a sufficient amount of historical information regarding the volatility of our share price becomes available. We use the average of (1) the weighted average vesting period and (2) the contractual life of the option, eight years, as the estimated term of the option. The risk free rate of interest for periods within the contractual life of the stock option award is based on the yield of a U.S. Treasury strip on the date the award is granted with a maturity equal to the expected term of the award. We estimate forfeitures based on actual forfeitures during our limited history. Additionally, we have assumed that dividends will not be paid.

For stock warrants or options granted to non-employees and non-directors, primarily consultants serving on our Scientific Advisory Board, we measure fair value of the equity instruments utilizing the Black-Scholes method, if that value is more reliably measurable than the fair value of the consideration or service received. The fair value of these equity investments are periodically revalued as the options vest and are recognized as expense over the related period of service or the vesting period, whichever is longer. As of December 31, 2006, we had issued to these non-employees options to purchase an aggregate of 377,000 shares of our common stock. Because we must revalue these options for accounting purposes each reporting period, the amount of stock-based compensation expense related to these non-employee options will increase or decrease, based on changes in the price of our common stock. For the three months ended December 31, 2006, the stock-based compensation expense related to these options was $130,000, of which $21,000 is reflected in research and development expenses and $109,000 is reflected in general and administrative expenses. For the year ended September 30, 2006, the stock-based compensation expense related to these options was $895,000, of which $198,000 is reflected in research and development expenses and $697,000 is reflected in general and administrative expenses.

Income Taxes

As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. As of September 30, 2006, we had federal net operating loss carryforwards of $9.8 million, Connecticut state net operating loss carryforwards of $9.8 million and federal research and development tax credit carryovers of approximately $0.3 million, all of which expire starting in 2024.

The Internal Revenue Code contains provisions that may limit the net operating loss and credit carryforwards available to be used in any given year as a result of certain historical changes in the ownership interests of significant stockholders. As a result of the cumulative impact of our equity issuances over the past two years, a change of ownership, as defined in the Internal Revenue Code occurred upon our issuance of Series B convertible preferred stock in July 2006. As a result, our total net operating losses will be subject to an annual base limitation.

At September 30, 2006, we recorded a 100% valuation allowance against our net deferred tax asset of approximately $4.5 million, as our management believes it is uncertain that it will be fully realized. If we determine in the future that we will be able to realize all or a portion of our net deferred tax asset, an adjustment to the deferred tax valuation allowance would increase net income in the period in which we make such a determination.

Results of Operations

Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005

Revenue.  We did not recognize any revenue during the three months ended December 31, 2006 or 2005.

Research and Development Expenses.  Research and development expenses were $2.5 million for the three months ended December 31, 2006, an increase of $1.6 million, or 177.8%, from $0.9 million for the three months ended December 31, 2005. This increase was primarily related to increased research and development costs related to our continued development of VIAjecttm, for which we began to incur significant expenses relating to our two pivotal Phase III clinical trials that we commenced in September 2006. Specific increases in research and development expenses included $1.0 million related to increased clinical trial expenses during the three months ended December 31, 2006 and $0.5 million related to increased manufacturing expenses incurred in the three months ended December 31, 2006 for the process development, scale-up and manufacture of commercial batches of VIAjecttm to support our clinical trials and regulatory submissions. Research and development expenses for the three months ended December 31, 2006 include $38,000 in stock-based compensation expense related to options granted to employees and $21,000 in stock-based compensation expense related to options granted to non-employees.

We expect our research and development expenses to increase in the future as a result of increased development costs related to our clinical VIAjecttm and VIAtabtm product candidates and as we seek to advance our preclinical VIAmasstm and VIAcaltm product candidates into clinical development. The timing and amount of these expenses will depend upon the outcome of our ongoing clinical trials, particularly the costs associated with our ongoing Phase III clinical trials of VIAjecttm and our Phase I and planned Phase II clinical trials of VIAtabtm. The timing and amount of these expenses will also depend on the potential advancement of our preclinical programs into clinical development and the related expansion of our clinical development and regulatory organization, regulatory requirements and manufacturing costs.

General and Administrative Expenses.  General and administrative expenses were $1.3 million for the three months ended December 31, 2006, an increase of $0.9 million, or 225%, from $0.4 million for the three months ended December 31, 2005. An increase in compensation-related expenses accounted for $0.7 million of this increase. Of this amount, $0.2 million was attributable to stock-based compensation expenses and $0.1 million was related to increased bonus payments. The balance of the increase was primarily attributable to higher levels of legal and accounting fees.

We expect our general and administrative expenses to continue to increase in the future as a result of an increased payroll as we add personnel necessary for the management of the anticipated growth of our business, expanded infrastructure and higher consulting, legal, accounting, investor relations and other expenses associated with being a public company.

Interest Income.  Interest income increased to $190,000 for the three months ended December 31, 2006 from $1,000 for the three months ended December 31, 2005. The increase was due to our higher balances of cash and cash equivalents in 2006, resulting from the $21.2 million in net cash proceeds that we received from our Series B convertible preferred stock and warrant financing in July 2006.

Net Loss and Net Loss per Share.  Net loss was $3.6 million, or $(0.47) per share, for the three months ended December 31, 2006 compared to a net loss of $1.3 million, or $(0.17) per share, for the three months ended December 31, 2005. The increase in net loss was primarily attributable to the increased expenses described above. We expect our losses to increase in the future as we incur increased clinical development costs to advance our VIAjecttm and VIAtabtm product candidates through the clinical development process and as our general and administrative costs rise as our organization grows to support this higher level of clinical activity.

Year Ended September 30, 2006 Compared to Year Ended September 30, 2005

Revenue.  We did not recognize any revenue during the years ended September 30, 2006 or 2005.

Research and Development Expenses.  Research and development expenses were $6.0 million for the year ended September 30, 2006, an increase of $3.4 million, or 130.8%, from $2.6 million for the year ended September 30, 2005. This increase was primarily attributable to increased research and development costs related to our continued development of VIAjecttm, for which we conducted two Phase II clinical trials during the year ended September 30, 2006. We also commenced our two pivotal Phase III clinical trials for VIAjecttm in September 2006, for which we incurred trial start-up costs during the fiscal year. Specific increases in research and development expenses included $1.5 million related to increased clinical trial expenses in 2006; $1.1 million related to increased manufacturing expenses in 2006 for the process development, scale-up and manufacture of commercial batches of VIAjecttm to support our clinical trials and regulatory submissions; and $0.5 million related to increased personnel costs and consulting fees. Research and development expenses for the year ended September 30, 2006 include $26,000 in stock-based compensation expense related to options granted to employees and $198,000 in stock-based compensation expense related to options granted to non-employees.

General and Administrative Expenses.  General and administrative expenses were $1.5 million for the year ended September 30, 2006, an increase of $1.0 million, or 200%, from $0.5 million for the year ended September 30, 2005. Our initiation of performance-based bonuses accounted for approximately $0.3 million of that increase. The balance of the increase was primarily attributable to higher levels of legal and consulting fees. General and administrative expenses for the year ended September 30, 2006 include $267,000 in stock-based compensation expense related to options granted to employees and $697,000 in stock-based compensation expense related to options granted to non-employees.

Interest and Other Income.  Interest and other income increased to $182,000 for the year ended September 30, 2006 from $9,000 for the year ended September 30, 2005. The increase was due to our higher balances of cash and cash equivalents in 2006, resulting from the $21.2 million in cash proceeds that we received from our Series B convertible preferred stock and warrant financing in July 2006.

Interest Expense.  Interest expense of approximately $78,000 for the year ended September 30, 2006 consisted of interest incurred on the promissory notes issued in our mezzanine financing. In July 2006, all of the promissory notes were repaid using shares of our Series B convertible preferred stock and warrants in connection with our Series B convertible preferred stock financing. As of September 30, 2006, we had no interest-bearing indebtedness outstanding.

Loss on Settlement of Debt.  In July 2006, we completed our Series B convertible preferred stock financing. In connection with that transaction, we exercised our option to repay the promissory notes that we had issued in our mezzanine financing with shares of Series B convertible preferred stock and warrants. Due to the contractual terms of our mezzanine financing, these investors effectively received a 25% premium on the principal amount of the promissory notes that were a part of the mezzanine financing units. As a result of this 25% premium, we recorded a loss on settlement of debt of $0.6 million. No equivalent expense was incurred in the prior year.

Net Loss and Net Loss per Share.  Net loss was $7.9 million, or $(1.05) per share, for the year ended September 30, 2006 compared to $3.1 million, or $(0.41) per share, for the year ended September 30, 2005. The increase in net loss was primarily attributable to the increased expenses described above.

Year Ended September 30, 2005 Compared to Period Ended September 30, 2004

We were incorporated in December 2003 and commenced active operations in January 2004. Accordingly, the following comparison of our results of operations for the year ended September 30, 2005 to the period ended September 30, 2004 is a comparison of a full year of operations to our initial ten months of operations.

Revenue.  We did not recognize any revenue during the year ended September 30, 2005 or the period from December 3, 2003 to September 30, 2004.

Research and Development Expenses.  Research and development expenses were $2.6 million for the year ended September 30, 2005 compared to $0.6 million for the period ended September 30, 2004. The largest component of the $2.0 million increase was an increase of $0.8 million from 2004 to 2005 in preclinical and clinical development expenses, including costs related to the initiation of Phase I clinical trials for VIAjecttm and VIAtabtm as well as the process development and scale-up of clinical supplies to support those trials. An additional $0.6 million of this increase was attributable to increased personnel costs as six new members joined our research staff and clinical development group. The remainder of the increase was primarily attributable to additional expenses for consulting, overhead and research supplies.

General and Administrative Expenses.  General and administrative expenses were $0.5 million for the year ended September 30, 2005 compared to $0.2 million for the period ended September 30, 2004. This $0.3 million increase was almost exclusively attributable to increased personnel costs, including an increase in compensation expense and the costs associated with the initiation of a health plan for our employees.

Interest and Other Income.  As a result of our low balances of cash and cash equivalents prior to our June 2006 Series B convertible preferred stock financing, no meaningful interest and other income was earned in either the year ended September 30, 2005 or the period ended September 30, 2004.

Net Loss and Net Loss per Share.  Net loss was $3.1 million, or $(0.41) per share, for the year ended September 30, 2005 compared to $0.8 million, or $(0.10) per share, for the period ended September 30, 2004. The increase in net loss is primarily attributable to the increased expenses described above.

Liquidity and Capital Resources

Sources of Liquidity and Cash Flows

As a result of our significant research and development expenditures and the lack of any approved products or other sources of revenue, we have not been profitable and have generated significant operating losses since we were incorporated in 2003. We have funded our research and development operations primarily through proceeds from our Series A convertible preferred stock financing in 2005 and our mezzanine and Series B convertible preferred stock financings in 2006. Through December 31, 2006, we had received aggregate gross proceeds of $26.6 million from these sales.

At December 31, 2006, we had cash and cash equivalents totaling approximately $14.6 million. To date, we have invested our excess funds in a bank-managed money market fund. We plan to continue to invest our cash and equivalents in accordance with our approved investment policy guidelines.

Net cash used in operating activities was $2.7 million for the three months ended December 31, 2006, $3.9 million for the year ended September 30, 2006, $2.4 million for the year ended September 30, 2005 and $0.5 million for the period ended September 30, 2004. Net cash used in operating activities for the three months ended December 31, 2006 primarily reflects the net loss for the period, offset in part by depreciation and changes in accounts payable, deferred compensation and other accrued expenses. Net cash used in operating activities for the year ended September 30, 2006 primarily reflects the net loss for the period, offset in part by depreciation and changes in accounts payable, the loss on settlement of debt, other accrued expenses and deferred compensation.

Net cash used in investing activities was $0.3 million for the three months ended December 31, 2006, $0.3 million for the year ended September 30, 2006, $0.6 million for the year ended September 30, 2005 and $0.4 million for the period ended September 30, 2004. Net cash used in investing activities in each period primarily reflects purchases of property and equipment. The decrease from 2005 to 2006 was primarily related to reduced purchases of property and equipment. The increase from 2004 to 2005 was primarily attributable to increased purchases of property and equipment.

Net cash provided by financing activities was $52,000 for the three months ended December 31, 2006, $21.4 million for the year ended September 30, 2006, $3.1 million for the year ended September 30, 2005 and $1.1 million for the period ended September 30, 2004. Net cash provided by financing activities in 2006 primarily reflects the proceeds from our mezzanine and Series B convertible preferred stock financings. Net cash provided by financing activities in 2005 primarily reflects the proceeds from our Series A convertible preferred stock financing.

Funding Requirements

We believe that our existing cash and cash equivalents, along with the net proceeds of this offering, will be sufficient to fund our anticipated operating expenses and capital expenditures until          . We have based this estimate upon assumptions that may prove to be wrong and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, and to the extent that we may or may not enter into collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current anticipated clinical trials.

Our future capital requirements will depend on many factors, including:

•	the progress and results of our clinical trials of VIAjecttm and VIAtabtm;

•	the scope, progress, results and costs of preclinical development and laboratory testing and clinical trials for VIAmasstm, VIAcaltm and other potential product candidates;

•	the costs, timing and outcome of regulatory reviews of our product candidates;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the emergence of competing technologies and products and other adverse market developments;

•	the effect on our product development activities of actions taken by the FDA or other regulatory authorities;

•	our degree of success in commercializing VIAjecttm and our other product candidates; and

•	our ability to establish and maintain collaborations and the terms and success of those collaborations, including the timing and amount of payments that we might receive from potential strategic partners.

We do not anticipate generating product revenue for the next few years. In the absence of additional funding, we expect our continuing operating losses to result in increases in our cash used in operations over the next several quarters and years. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We do not currently have any commitments for future external funding.

Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our planned commercialization efforts or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain drug candidates that we might otherwise seek to develop or commercialize independently or enter into corporate collaborations at a later stage of development. In addition, any future equity funding will dilute the ownership of our equity investors.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our significant contractual obligations and commercial commitments as of September 30, 2006 (in thousands).

		Less than			More than
	Total	1 Year	1-3 Years	4-5 Years	5 Years

Operating lease obligations	$266	$76	$190	$—	$—

Total fixed contractual obligations	$266	$76	$190	$—	$—

In October 2006, we entered into a lease for a second facility for a term of 38 months. The lease provides for annual basic lease payments of $27,000, plus operating expenses. There were no other significant changes to our contractual obligations and commitments between September 30, 2006 and December 31, 2006.

Quantitative and Qualitative Disclosures about Market Risks

Our exposure to market risk is limited to our cash, cash equivalents and marketable securities. We invest in high-quality financial instruments, as permitted by the terms of our investment policy guidelines. Currently, our investments are limited to money market funds. In the future, we may add high-quality federal agency notes, corporate debt securities, United States treasury notes and other securities, including long-term debt securities, to our investment portfolio. A portion of our investments may be subject to interest rate risk and could fall in value if interest rates were to increase. Our current intention is to hold longer term investments to maturity. The effective duration of our portfolio is currently less than one year, which we believe limits interest rate and credit risk. We do not hedge interest rate exposure.

Because most of our transactions are denominated in United States dollars, we do not have any material exposure to fluctuations in currency exchange rates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Earlier application is encouraged. We anticipate that the adoption of this accounting pronouncement will not have a material effect on our financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of evaluating the effect that FIN 48 will have on our financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise have to be accounted for separately. The new statement also requires companies to identify interest in securitized financial assets that are freestanding derivatives or contain embedded derivatives that would have to be accounted for separately, clarifies which interest-and-principal-only strips are subject to Statement 133 and amends Statement 140 to revise the conditions of a qualifying special purpose entity due to the new requirement to identify whether interests in securitized financial assets are freestanding derivatives or contain embedded derivatives. We have chosen to adopt this pronouncement on October 1, 2006 and it did not have a material effect on our financial statements.

In December 2006, the FASB issued FASB Staff Position No. 00-19-2, Accounting for Registration Payment Arrangements. This Staff Position specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. This Staff Position further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This Staff Position shall be effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of this Staff Position. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this Staff Position, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. We have adopted the Staff Position as of October 1, 2006, and it did not have any affect on our financial statements.

BUSINESS

Overview

We are a specialty pharmaceutical company focused on the development and commercialization of innovative treatments for endocrine disorders such as diabetes and osteoporosis, which may be safer, more effective and convenient. We develop our product candidates by applying our proprietary formulation technologies to existing drugs in order to improve their therapeutic results. Our initial development efforts are focused on peptide hormones. We have two insulin product candidates currently in clinical trials for the treatment of diabetes. Additionally, we have two preclinical product candidates for the treatment of osteoporosis, one with parathyroid hormone 1-34 and the other with salmon calcitonin. Our most advanced product candidate is VIAjecttm, a proprietary injectable formulation of recombinant human insulin designed to be absorbed into the blood faster than currently marketed rapid-acting insulin products. We believe VIAjecttm can improve the management of blood glucose levels in patients with diabetes by more closely mimicking the natural first-phase insulin release that healthy individuals experience at meal-time. We are currently conducting two pivotal Phase III clinical trials of VIAjecttm, one in patients with Type 1 diabetes and the other in patients with Type 2 diabetes. We expect to complete these two trials and intend to submit an NDA under Section 505(b)(2) of the FFDCA to the U.S. Food and Drug Administration in 2008.

Diabetes is a disease characterized by abnormally high levels of blood glucose and inadequate levels of insulin. Glucose is a simple sugar used by all the cells of the body to produce energy and support life. Humans need a minimum level of glucose in their blood at all times to stay alive. Insulin is a peptide hormone naturally secreted by the pancreas to regulate the body’s management of glucose. When a healthy individual begins a meal, the pancreas releases a natural spike of insulin called the first-phase insulin release, which is critical to the body’s overall control of glucose. Virtually all patients with diabetes lack the first-phase insulin release. All patients with Type 1 diabetes must treat themselves with meal-time insulin injections. As the disease progresses, patients with Type 2 diabetes also require meal-time insulin. However, none of the currently marketed meal-time insulin products adequately mimics the first-phase insulin release. As a result, patients using insulin typically have inadequate levels of insulin in their systems at the start of a meal and too much insulin in their systems between meals. This, in turn, results in the lack of adequate glucose control associated with diabetes. The long-term adverse effects of this lack of adequate glucose control include blindness, loss of kidney function, nerve damage and loss of sensation and poor circulation in the periphery, which in some severe cases, may lead to amputations.

Advances in insulin technology in the 1990s led to the development of new molecules, referred to as rapid-acting insulin analogs, which are similar to insulin, but are absorbed into the blood more rapidly. These rapid-acting insulin analogs had sales in excess of 2.3 billion in 2005 according to IMS Health, a leading provider of pharmaceutical market data.

We have conducted Phase I and Phase II clinical trials comparing the performance of VIAjecttm to Humalog®, the largest selling rapid-acting insulin analog in the United States, and Humulin® R, a form of recombinant human insulin. In these trials, we observed that VIAjecttm produced a release profile into the blood that more closely approximates the natural first-phase insulin release seen in healthy individuals following a meal. In September 2006, we initiated two pivotal Phase III clinical trials for VIAjecttm, which will treat 400 patients with Type 1 diabetes and 400 patients with Type 2 diabetes over a six-month period.

In addition to VIAjecttm, we are developing VIAtabtm, a sublingual, or below the tongue, tablet formulation of insulin. We are currently conducting a Phase I clinical trial of VIAtabtm in patients with diabetes. We believe that VIAtabtm has the potential to rapidly deliver insulin, while sparing patients from the unpleasant aspects of injection therapy. We are developing VIAtabtm as a potential treatment for patients with Type 2 diabetes who are in the early stages of their disease. In addition to our clinical-stage insulin programs, our preclinical product candidates for the treatment of osteoporosis are VIAmasstm and VIAcaltm. VIAmasstm is a sublingual rapid-acting formulation of parathyroid hormone 1-34, or PTH 1-34. VIAcaltm is a sublingual rapid-acting formulation of salmon calcitonin. We expect to submit investigational new drug applications, or INDs, for these product candidates to the FDA in 2008.

We have developed all of our product candidates utilizing our proprietary VIAdeltm technology which allows us to study the interaction between peptide hormones and small molecules. We use our technology to reformulate existing peptide drugs with small molecule ingredients that are generally regarded as safe by the FDA so as to improve their therapeutic effect by entering the blood rapidly and in greater quantities. We believe that this approach to drug development will allow us to utilize Section 505(b)(2) of the FFDCA for FDA approval of our product candidates. Section 505(b)(2) provides for a type of NDA that allows expedited development of new formulations of chemical entities and biological compounds that have already undergone extensive clinical trials and been approved by the FDA. Both the time and cost of development of a new product can be substantially less under a Section 505(b)(2) NDA than under a full NDA.

Our Strategy

Our goal is to build a leading specialty pharmaceutical company focused on the development and commercialization of innovative treatments for endocrine disorders, which may be safer, more effective and convenient. To achieve our goal, we are pursuing the following strategies:

•	Obtain Regulatory Approval for VIAjecttm. Our current focus is to complete the clinical development of VIAjecttm and seek regulatory approval for this product candidate in the major world markets. If our current Phase III trials for VIAjecttm are successful, we expect to submit our NDA to the FDA in 2008.

•	Commercialize our Product Candidates Through Strategic Collaborations. Our product candidates target large primary care markets. To maximize the commercial potential of our product candidates, we intend to:

•	Self-fund Clinical Trial Programs. We intend to fund our clinical trial programs into late stage or through completion of clinical development by ourselves. By retaining the rights to our product candidates through most or all of the clinical development process, we believe that we will be able to secure more favorable economic terms when we do seek a commercialization partner.

•	Partner Late-stage Programs with Major Pharmaceutical Companies. We intend to selectively enter into strategic arrangements with leading pharmaceutical or biotechnology companies for the commercialization of our product candidates late in or upon completion of clinical development. Because we are focusing on therapeutic indications in large markets, we believe that these larger companies have the marketing, sales and financial resources to maximize the commercial potential of our products.

•	Retain Co-commercialization Rights. In entering into collaborative relationships, our goal will be to retain co-promotion or co-commercialization rights in the United States and potentially other markets. This will allow us to begin to develop our own specialized sales and marketing organization.

•	Employ our Proprietary VIAdeltm Technology to Reformulate Approved Peptide Hormone Drugs that Address Large Markets. Our VIAdeltm technology consists of techniques that we have developed to study the interaction between peptide hormones and small molecules. We use these techniques to reformulate existing peptide drugs with small molecule ingredients so as to improve their therapeutic effect and their method of administration. To date, we have developed all of our product candidates utilizing our proprietary VIAdeltm technology. We are focused on diabetes and osteoporosis, both of which are indications that represent large markets with significant unmet medical needs. We intend to continue to employ our proprietary VIAdeltm technology to develop additional peptide hormone product candidates that address large markets.

•	Focus on the Section 505(b)(2) Regulatory Approval Pathway. Using our VIAdeltm technology, we seek to reformulate existing drugs with ingredients that are generally regarded as safe by the FDA. We believe that this approach to drug development will allow us to use the abbreviated development pathway of Section 505(b)(2) of the FFDCA, which can result in substantially less time and cost in bringing a new drug to market. We intend to continue to focus our efforts on reformulating new product candidates for which we will be able to seek regulatory approval pursuant to Section 505(b)(2) NDAs.

•	Aggressively Continue the Development of our Pipeline of Product Candidates. In addition to our Phase III clinical trials for VIAjecttm, we are currently conducting a Phase I clinical trial of VIAtabtm, our oral insulin product candidate. We are also conducting preclinical studies on VIAmasstm and VIAcaltm, our osteoporosis product candidates. Our goal is to submit INDs and commence Phase I clinical trials for these preclinical product candidates in 2008.

Diabetes and the Insulin Market

Diabetes Overview

Glucose is a simple sugar used by all the cells of the body to produce energy and support life. Humans need a minimum level of glucose in their blood at all times to stay alive. The primary manner in which the body produces blood glucose is through the digestion of food. When a person is not getting this glucose from food digestion, glucose is produced from stores and released by the liver. The body’s glucose levels are regulated by insulin. Insulin is a peptide hormone that is naturally secreted by the pancreas. Insulin helps glucose enter the body’s cells to provide a vital source of energy.

When a healthy individual begins a meal, the pancreas releases a natural spike of insulin called the first-phase insulin release. In addition to providing sufficient insulin to process the glucose coming into the blood from digestion of the meal, the first-phase insulin release acts as a signal to the liver to stop making glucose while digestion of the meal is taking place. Because the liver is not producing glucose and there is sufficient additional insulin to process the glucose from digestion, the blood glucose levels of healthy individuals remain relatively constant and their blood glucose levels do not become too high.

Diabetes is a disease characterized by abnormally high levels of blood glucose and inadequate levels of insulin. There are two major types of diabetes — Type 1 and Type 2. In Type 1 diabetes, the body produces no insulin. In the early stages of Type 2 diabetes, although the pancreas does produce insulin, either the body does not produce the insulin at the right time or the body’s cells ignore the insulin, a condition known as insulin resistance. According to the Centers for Disease Control and Prevention, or CDC, Type 2 diabetes is the more prevalent form of the disease, affecting approximately 90% to 95% of all people diagnosed with diabetes.

Even before any other symptoms are present, one of the first effects of Type 2 diabetes is the loss of the meal-induced first-phase insulin release. In the absence of the first-phase insulin release, the liver will not receive its signal to stop making glucose. As a result, the liver will continue to produce glucose at a time when the body begins to produce new glucose through the digestion of the meal. As a result, the blood glucose level of patients with diabetes goes too high after eating, a condition known as hyperglycemia. Hyperglycemia causes glucose to attach unnaturally to certain proteins in the blood, interfering with the proteins’ ability to perform their normal function of maintaining the integrity of the small blood vessels. With hyperglycemia occurring after each meal, the tiny blood vessels eventually break down and leak. The long-term adverse effects of hyperglycemia include blindness, loss of kidney function, nerve damage and loss of sensation and poor circulation in the periphery, potentially requiring amputation of the extremities.

Between two and three hours after a meal, an untreated diabetic’s blood glucose becomes so elevated that the pancreas receives a signal to secrete an inordinately large amount of insulin. In a patient with early Type 2 diabetes, the pancreas can still respond and secretes this large amount of insulin. However, this occurs at the time when digestion is almost over and blood glucose levels should begin to fall. This inordinately large amount of insulin has two detrimental effects. First, it puts an undue extreme demand on an already compromised pancreas, which may lead to its more rapid deterioration and eventually render the pancreas unable to produce insulin. Second, too much insulin after digestion leads to weight gain, which may further exacerbate the disease condition.

The figure below, which is derived from an article in the New England Journal of Medicine, illustrates the differences in the insulin release profiles of a healthy individual and a person in the early stages of Type 2 diabetes. In response to an intravenous glucose injection, which simulates eating a meal, the healthy individual produces the first-phase insulin release. In contrast, the Type 2 diabetic lacks the first-phase insulin release and releases the insulin more slowly and over time. As a result, in the early stages of the disease, the Type 2 diabetic’s insulin level is too low at the initiation of a meal and too high after meal digestion.

First Phase Insulin Release

Current Treatments for Diabetes and their Limitations

Because patients with Type 1 diabetes produce no insulin, the primary treatment for Type 1 diabetes is daily intensive insulin therapy. The treatment of Type 2 diabetes typically starts with management of diet and exercise. Although helpful in the short-run, treatment through diet and exercise alone is not an effective long-term solution for the vast majority of patients with Type 2 diabetes. When diet and exercise are no longer sufficient, treatment commences with various non-insulin oral medications. These oral medications act by increasing the amount of insulin produced by the pancreas, by increasing the sensitivity of insulin-sensitive cells, by reducing the glucose output of the liver or by some combination of these mechanisms. These treatments are limited in their ability to manage the disease effectively and generally have significant side effects, such as weight gain and hypertension. Because of the limitations of non-insulin treatments, many patients with Type 2 diabetes deteriorate over time and eventually require insulin therapy to support their metabolism.

Insulin therapy has been used for more than 80 years to treat diabetes. This therapy usually involves administering several injections of insulin each day. These injections consist of administering a long-acting basal injection one or two times per day and an injection of a fast acting insulin at meal-time. Although this treatment regimen is accepted as effective, it has limitations. First, patients generally dislike injecting themselves with insulin due to the inconvenience and pain of needles. As a result, patients tend not to comply adequately with the prescribed treatment regimens and are often improperly medicated.

More importantly, even when properly administered, insulin injections do not replicate the natural time-action profile of insulin. In particular, the natural spike of the first-phase insulin release in a person without diabetes results in blood insulin levels rising within several minutes of the entry into the blood of glucose from a meal. By contrast, injected insulin enters the blood slowly, with peak insulin levels occurring within 80 to 100 minutes following the injection of regular human insulin.

A potential solution is the injection of insulin directly into the vein of diabetic patients immediately before eating a meal. In studies of intravenous injections of insulin, patients exhibited better control of their blood glucose for 3 to 6 hours following the meal. However, for a variety of medical reasons, intravenous injection of insulin before each meal is not a practical therapy.

One of the key improvements in insulin treatments was the introduction in the 1990s of rapid-acting insulin analogs, such as Humalog®, Novolog® and Apidra®. However, even with the rapid-acting insulin analogs, peak insulin levels typically occur within 50 to 70 minutes following the injection. Because the rapid-acting insulin analogs do not adequately mimic the first-phase insulin release, diabetics using insulin therapy continue to have inadequate levels of insulin present at the initiation of a meal and too much insulin present between meals. This lag in insulin delivery can result in hyperglycemia early after meal onset. Furthermore, the excessive insulin between meals may result in an abnormally low level of blood glucose known as hypoglycemia. Hypoglycemia can result in loss of mental acuity, confusion, increased heart rate, hunger, sweating and faintness. At very low glucose levels, hypoglycemia can result in loss of consciousness, coma and even death. According to the American Diabetes Association, or ADA, insulin-using diabetic patients have on average 1.2 serious hypoglycemic events per year, many of which events require hospital emergency room visits by the patients.

Market Opportunity

The World Health Organization estimates that more than 180 million people worldwide have diabetes and that this number is likely to more than double by 2030. The CDC estimates that approximately 20.8 million people in the United States, or 7.0% of the overall population, suffer from diabetes, with 1.5 million new cases diagnosed in 2005. Diabetes is currently the sixth leading cause of death by disease and is the leading cause of new cases of kidney disease and non-traumatic lower limb amputations and blindness among young adults.

Despite the limitations of currently available insulin therapies, the ADA estimates that approximately $12 billion was spent on insulin and related delivery supplies in 2002. The rapid-acting insulin analogs have come to dominate the market for meal-time insulin. According to IMS Health, sales of rapid-acting insulin analogs were in excess of $2.3 billion in 2005.

Because the time-course of insulin delivery to the blood plays such an important role in overall glucose control, we believe that there is significant market potential for insulin products that reach the blood more rapidly than the insulin analogs. In addition, because of the pain and inconvenience of insulin injection, we believe that there is significant market potential for rapid-acting insulin products that are delivered by means other than injection.

The Biodel Solution

Our two most advanced clinical programs are VIAjecttm, an injectable formulation of insulin, and VIAtabtm, a sublingual formulation of insulin. We believe these product candidates may change the way Type 1 and Type 2 diabetic patients are treated by improving the efficacy, safety and ease-of-use of insulin. Based upon our preclinical and clinical data, if approved, VIAjecttm may be the first commercially available drug to produce a profile of insulin levels in the blood that approximates the natural first-phase insulin release normally seen in persons without diabetes following a meal.

VIAjecttm

VIAjecttm is our proprietary formulation of injectable human insulin to be taken immediately prior to a meal or at the end of a meal. We formulated VIAjecttm using our VIAdeltm technology to combine recombinant human insulin with specific ingredients generally regarded as safe by the FDA. VIAjecttm is designed to be absorbed into the blood faster than the currently marketed rapid-acting insulin analogs. One of the key features of our formulation of insulin is that it allows the insulin to disassociate, or separate, from the six molecule, or hexameric, form to the single molecule, or monomeric, form and prevents re-association to the hexameric form. We believe that by favoring the monomeric form, VIAjecttm allows for more rapid delivery of insulin into the blood as the human body requires insulin to be in the form of a single molecule before it can be absorbed into the body to produce its desired biological effects. Because most human insulin that is sold for injection is in the hexameric form, the injected insulin appears to the body to be six times its actual size. This makes it more difficult for the body to absorb, as the insulin hexamer must first disassociate to form double insulin molecules and then single insulin molecules.

Potential Advantages of VIAjecttm over Existing Insulin Treatments

We believe VIAjecttm offers a number of potential advantages over currently available injectable insulin products.

•	Better Management of Blood Glucose Levels. Based on our clinical trials to date, we believe that VIAjecttm can improve the management of blood glucose levels in patients with diabetes. Specific observations include the following:

•	In our Phase I clinical trial in volunteers without diabetes, and in our Phase II clinical trial in patients with Type 1 diabetes, VIAjecttm reached the blood and exerted blood glucose lowering activity more rapidly than the rapid-acting insulin analog, Humalog®, and the regular human recombinant insulin, Humulin® R. Accordingly, we believe VIAjecttm more closely mimics the first-phase insulin release of healthy individuals at the beginning of a meal, which reduces the risk of hyperglycemia.

•	Our clinical trials also indicate that VIAjecttm may allow for a lower dose of insulin to adequately cover a meal than Humulin® R and Humalog®. As a result, we believe the use of VIAjecttm may reduce the amount of insulin that remains in the blood several hours after a meal. This may, in turn, reduce the risk of hypoglycemia. Consequently, we believe that VIAjecttm may be safer than any other meal-time insulin products, and patients using VIAjecttm may have fewer hypoglycemic episodes resulting in fewer emergency room visits.

•	Commercialization of VIAjecttm. Our VIAjecttm technology’s ability to stabilize delicate peptides to yield a longer shelf life may provide a commercialization advantage. Unlike currently approved injectable insulin products, VIAjecttm does not require a refrigerated supply line. As a result, we believe this will increase our market reach and collaboration opportunities with pharmaceutical partners who lack refrigerated supply lines.

Clinical Trials of VIAjecttm

Phase I.  In 2005, we completed a Phase I clinical trial of VIAjecttm. This was a single center, open label, five-way crossover study in which each of the ten healthy volunteers in the trial was exposed to the following five separate treatment conditions: three separate doses of VIAjecttm, one dose of Humulin® R, a regular human insulin, and one dose of Humalog®, a rapid-acting insulin analog. Volunteers received three separate injections of VIAjecttm at dose levels of 12 international units, or IU, 6 IU and 3 IU. Volunteers also received one 12 IU injection for each of Humulin® R and Humalog®. International units are a standardized measure of the potency of insulin. All volunteers received insulin subcutaneously. After a screening visit, insulin administration and the evaluation procedures were performed during five subsequent treatment days.

The study employed a “glucose clamp” procedure, which is the standard procedure for safely studying the effects of insulin in healthy individuals. In the “glucose clamp” procedure, glucose is automatically infused into the volunteer’s blood so that his or her blood glucose will be maintained at a healthy normal level of 90mg of glucose per deciliter of blood. The effect of insulin is to lower blood glucose, thereby requiring an infusion of glucose to maintain the normal glucose level. The rate at which glucose must be infused is called the glucose infusion rate, or GIR.

The primary objective of this trial was to estimate the pharmacodynamic activities of the applied insulins including the dose responsiveness of VIAjecttm. Pharmacodynamics refers to the time-course and ability of the insulin to lower blood glucose after administration. The primary pharmacodynamic measure in this trial was the GIR, from which we were able to derive several parameters, including the following:

•	maximum GIR;

•	time to maximum GIR; and

•	time to 50% of maximum GIR.

The secondary objectives of this trial were to evaluate the safety and the pharmacokinetic profile after a single application of VIAjecttm in comparison to Humulin® R and Humalog®. Pharmacokinetics refers to the time-course and quantity of insulin in the serum of the blood of an individual after application of insulin.

The table below indicates, for each treatment condition in the trial, the mean time to 50% of maximum GIR:

Minutes to 50% of
Treatment Condition	Maximum GIR

Humulin® R 12 IU	66
Humalog® 12 IU	51
VIAjecttm 12 IU	33
VIAjecttm 6 IU	35
VIAjecttm 3 IU	31

All three VIAjecttm dose levels were faster than both Humulin® R and Humalog® in the time to reach 50% of the maximum GIR, which provides evidence of the insulin in VIAjecttm reaching the blood faster than that of Humulin® R and Humalog®. This faster action for each dose of VIAjecttm was statistically significant as compared to both Humilin® R and Humalog®.

The pharmacokinetic analysis showed a faster onset, peak and decline in plasma insulin concentrations for all three VIAjecttm doses as compared to both Humulin® R and Humalog®.

In 2006, we analyzed the data from the Phase I clinical trial, utilizing a pharmacokinetic modeling program known as WinNonLin®. In this analysis, we measured the absorption half life of insulin, which is a pharmacokinetic measure of the speed at which insulin is absorbed into the blood. The absorption half life for a 12 IU dose was 22 minutes for VIAjecttm, 37 minutes for Humalog® and 71 minutes for Humulin® R. This faster action of VIAjecttm was statistically significant as compared to both Humulin® R and Humalog®.

All treatments were well tolerated. No serious adverse events were reported in this trial.

Phase I/II Variability Study.  Repeated administration of the same dose of both regular human insulin and rapid-acting insulin analogs are known to produce variable blood insulin level results in the same patients. This is known as the within-subject or intra-subject variability of insulin. In 2006, we completed a Phase I/II clinical trial of VIAjecttm to compare the intra-subject variability of the timing and effect of repeated doses of VIAjecttm to that of Humulin® R. This was a single-center, randomized, double blind, crossover, repeated measures study in fourteen patients with Type 1 diabetes. In the trial, each patient received subcutaneous injections of VIAjecttm and Humulin® R at a dose level of 0.1 IU/Kg body weight on three separate occasions. After a screening visit, insulin administration and evaluation procedures were performed during six subsequent treatment days. GIR was measured for each patient utilizing the glucose clamp procedure.

The primary objectives of this trial were (i) to compare the intra-subject variability of blood insulin concentration over time as measured by the standard deviation of the time to reach 50% of the maximum serum insulin concentration, (ii) to compare the intra-subject variability of insulin effect over time as measured by the standard deviation of the time to reach 50% of the maximum GIR. The secondary objectives of this trial were to evaluate the safety and the pharmacokinetic profile after multiple applications of VIAjecttm in comparison to Humulin® R.

In the trial, the within-subject variability of VIAjecttm was less than that of Humulin® R. The standard deviation of the time to reach 50% of the maximum serum insulin concentration was 6 for VIAjecttm, as compared to 20 for Humulin® R. This result was statistically significant. The standard deviation of the time to reach 50% of the maximum GIR was 17 for VIAjecttm, as compared to 32 for Humulin® R. However, this result was not statistically significant.

In the trial, we observed the following pharmacokinetic and pharmacodynamic results, which provide further evidence that VIAjecttm reaches the blood faster than Humulin® R in patients with diabetes:

Pharmacokinetic and
Pharmacodynamic Measures	VIAjectTM	Humulin® R	p-Value

Minutes to maximum GIR	99	154	0.0015
Minutes to maximum serum insulin concentration	33	97	<0.0001
Minutes to 50% of maximum serum insulin concentration	8	32	<0.0001

All treatments were well tolerated. No serious adverse events were reported in this trial.

Phase II Meal Study.  In 2006 we began a Phase II clinical trial to examine VIAjecttm’s ability to control blood glucose after Type 1 diabetic patients received a standardized meal. This is a single-center, randomized, open-label, crossover study. To date, we have performed a planned interim analysis on ten patients with Type I diabetes who have completed the study. The final results of the trial may be different than those suggested by our interim analysis. The study is still ongoing and we expect to enroll an additional 8 to 10 patients for a final total of 18 to 20 patients. In the trial, we are comparing the pharmacodynamic properties of VIAjecttm, Humulin® R and Humalog®, relative to a standardized meal.

Patients receive four treatments based on the experimental conditions listed below on four separate days separated by about a week between each experimental day. In all conditions there is a three hour baseline period, which means that we measure the patients’ blood glucose levels for three hours before administering the test medication. On the first treatment day, the patients calculate the amount of insulin they use to cover a standardized meal. All patients receive insulin subcutaneously. The experimental conditions, in randomized order, are as follows:

•	patients receive injections of Humulin® R prior to a standardized meal at the dose that the patient determines on the first treatment day is the insulin requirement to cover the standard meal;

•	patients receive injections of VIAjecttm prior to a standardized meal at the dose that the patient determines on the first treatment day is the insulin requirement to cover the standard meal;

•	patients receive injections of Humalog® prior to a standardized meal at the dose that the patient determines on the first treatment day is the insulin requirement to cover the standard meal; and

•	patients receive injections of VIAjecttm prior to a standardized meal at 50% of the dose that the patient determines on the first treatment day is the insulin requirement to cover the standard meal.

The patients’ blood glucose was continuously monitored over the next eight hours in order to determine whether patients experienced hyperglycemic or hypoglycemic events. If the patient’s blood glucose went below 60 mg/dl, a glucose infusion was initiated to keep the blood glucose above 60 mg/dl.

We compared the area under the curve, or AUC, of blood glucose at specified periods of time after a meal between the different treatments. The AUC of blood glucose concentrations for specified time intervals is a measure of the total amount of glucose in the blood over that specified time interval. The AUC for the first three hours after injection is taken is a measure of the degree of hyperglycemia experienced by the patient. The results of this interim analysis are reported below.

VIAjecttm statistically significantly reduced hyperglycemia after a standardized meal when compared to Humulin® R. Humalog® did not significantly reduce hyperglycemia after a standardized meal when compared to Humulin® R. No statistically significant reduction was observed when comparing VIAjecttm to Humalog® with respect to hyperglycemia. VIAjecttm statistically significantly reduced hypoglycemia after a standardized meal when compared to Humulin® R. While the number of hypoglycemic events was fewer for VIAjecttm compared to Humalog®, it did not reach statistical significance.

The hypoglycemic events data from the meal study is summarized in the table below:

	Hypoglycemic Events per Treatment
Hours Past Dose	Humulin® R	Humalog®	VIAjecttm

0-3 hours	0	7	4
3-8 hours	13	11	4
0-8 hours	13	18	8

Current Pivotal Phase III Clinical Trials.  We held a meeting with the FDA on February 28, 2006 to discuss the results of our Phase II clinical studies and the design of our pivotal Phase III clinical trials for VIAjecttm. Based on that meeting, we commenced our two pivotal Phase III clinical trials of VIAjecttm in September 2006. The trials are open-label, multi-center trials designed to compare the efficacy and safety of VIAjecttm as compared to Humulin® R. One of the trials is testing VIAjecttm in patients with Type 1 diabetes and the other in patients with Type 2 diabetes. We expect to enroll approximately 400 patients in each trial. Patients will undergo a six-month treatment regimen. Approximately one-half of the patients in each trial will be treated with VIAjecttm and the remainder with Humulin® R as their meal-time injection insulins.

The primary objective of the trials is to determine if VIAjecttm is not inferior to Humulin® R in the management of blood glucose levels. The primary endpoint in the trials is the mean change in patients’ glycosolated hemoglobin, or HbA1c, levels from baseline to the end of the study. Changes in HbA1c levels are a measure of patients’ average blood glucose levels over the treatment period and an indication of how well the patients are controlling blood glucose levels. HbA1c is the FDA’s preferred endpoint for diabetes trials.

Secondary endpoints in the trials include additional blood glucose measures, total daily insulin doses and changes in body weight. We are also assessing the safety of VIAjecttm as compared to Humulin®R in these trials.

We monitor safety on a daily basis in these clinical trials. The major safety concern with patients taking insulin is the occurrence of hypoglycemic events. As of March 12, 2007, we have had a total of 113 mild and moderate hypoglycemic events in our Phase III clinical trials, 73 in patients receiving Humulin®R and 40 in patients receiving VIAjecttm. This difference between VIAjecttm and Humulin®R is statistically significant, with a p-value of less than 0.01. Also as of March 12, 2007 we have had a total of four severe hypoglycemic events in our Phase III clinical trials. Of these four events, three were in patients receiving Humulin®R and one was in a patient with Type 1 diabetes in the VIAjecttm group. It was determined that the cause of the severe hypoglycemic event was most likely not due to VIAjecttm but due to the patient’s self-prescribed dose increase in basal insulin. The Phase III clinical trials are ongoing. The final safety results of the trials may be different than those suggested by the hypoglycemic events observed to date.

We expect to complete these two trials and, if the trials are successful, we intend to submit an NDA to the FDA for approval of VIAjecttm in 2008.

VIAtabtm

VIAtabtm is our formulation of recombinant human insulin, designed to be taken orally via sublingual administration. VIAtabtm tablets dissolve in approximately three minutes, providing the potential for rapid absorption of insulin into the blood. In addition, unlike other oral insulin products under development that must be swallowed, the sublingual delivery of VIAtabtm may avoid the destructive effects on insulin by the stomach and liver. We are developing VIAtabtm as a potential treatment for patients with Type 2 diabetes in the early stages of their disease. We believe that VIAtabtm may be a suitable treatment for these patients because of its potential rapid delivery and because it does not require injections.

In our preclinical in vitro and animal studies, we successfully delivered insulin by sublingual administration. We are currently conducting a Phase I clinical trial of VIAtabtm in patients with Type 1 diabetes. In the trial, we are testing for changes in patients’ blood insulin levels following administration of VIAtabtm.  Because Type 1 diabetics do not produce their own insulin, changes in their insulin levels provide evidence of VIAtabtm’s delivery of insulin to their blood. If the trial is successful, we plan to initiate later stage clinical trials of VIAtabtm in 2008.

Additional Pipeline Opportunities

In addition to our clinical insulin product candidates, we have used our VIAdeltm technology to develop two preclinical product candidates for the treatment of osteoporosis.

VIAmasstm

VIAmasstm is a sublingual, rapid-acting formulation of PTH 1-34. PTH 1-34 is the active portion of the human parathyroid hormone and is used to treat and reverse osteoporosis. It is currently delivered by injection and manufactured by Eli Lilly under the trade name Forteo®. Parathyroid hormone is normally released by the body in a spike-like fashion. This rapid release profile is particularly important to achieving its desired clinical effect of bone strengthening and growth. In animal studies, when administered continuously as opposed to rapidly, PTH 1-34 caused bone loss, just the opposite of its desired clinical effect. Because PTH 1-34 requires rapid entry into the blood in order to provide effective treatment and because we believe that we can administer it in a sublingual fashion, we believe it is a good candidate for our VIAdeltm technology. We believe that a non-invasive formulation is preferred by most of the patients using this product who are older women with osteoporosis. To date, we have made formulations of PTH 1-34, characterized them, studied their stability and tested them in human sublingual cell culture models.

VIAcaltm

VIAcaltm is a sublingual, rapid acting formulation of recombinant salmon calcitonin. Salmon calcitonin is another peptide hormone used to treat osteoporosis. It is administered by injection and as a nasal spray and is sold by various companies, including Novartis. The pharmacologic activity of salmon calcitonin is the same as that of the naturally produced human hormone, but salmon calcitonin is substantially more potent on a weight basis and has a longer duration of action in humans. Salmon calcitonin acts predominantly on bone to depress bone resorption. Because salmon calcitonin requires rapid entry into the blood and because we believe that we can administer it in a sublingual fashion, we believe it is a good candidate for our VIAdeltm technology. To date, we have made formulations of salmon calcitonin, characterized them, studied their stability and tested them in human sublingual cell culture models.

Our VIAdeltm Technology

Peptide hormones, such as insulin, parathyroid hormone, calcitonin and growth hormone, are valuable drugs used to treat a variety of important human diseases. Peptide hormones are, in general, relatively unstable and poorly absorbed into the blood from the gastrointestinal tract. As a result, they are typically given by subcutaneous injection. Because peptide hormones are charged molecules, their absorption from injection sites is inhibited and slowed. This is in contrast to their natural release into the blood, which is typically in one or more very rapid, spike-like, secretions. Slowing of the rate of absorption reduces the clinical efficacy of many peptide hormones, including insulin, parathyroid hormone and calcitonin in particular.

Our VIAdeltm technology consists of several proprietary models that we have developed to study the interaction of small molecules with peptide hormones and their effects on the stability, apparent molecular size, complexed state, surface charge distribution and rate of absorption and mechanisms of absorption of peptide hormones. These models have allowed us to develop proprietary formulations designed to increase the rate of absorption and stability of these peptide hormones, potentially allowing for improved efficacy by injection and for administration by non-invasive routes, such as sublingual administration.

We use our VIAdeltm technology to develop proprietary formulations of small molecules which form weak and reversible hydrogen bonds with their molecular cargo. By doing so, we believe that our formulations mask the charge on peptides. As a consequence, the peptides in our formulations face less resistance from cell membranes, which would generally repel them, thus allowing them to pass through cell membranes into the blood more rapidly and in greater quantities than other currently approved formulations of the same peptides. Our VIAdeltm technology is designed to allow us to develop formulations that stabilize delicate peptides which can result in longer shelf lives for our formulations. Furthermore, because we use our VIAdeltm technology to reformulate existing peptide drugs with ingredients that are generally regarded as safe by the FDA and because our reformulations do not drastically alter the structure of these peptides, we believe that our VIAdeltm technology allows us to develop product candidates for which the Section 505(b)(2) approval pathway is available.

Government Regulation

The FDA and other federal, state, local and foreign regulatory agencies impose substantial requirements upon the clinical development, approval, labeling, manufacture, marketing and distribution of drug products. These agencies regulate research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of our product candidates. The regulatory approval process is generally lengthy and expensive, with no guarantee of a positive result. Moreover, failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, injunctive relief including partial or total suspension of production, or withdrawal of a product from the market.

United States Government Regulation

The FDA regulates the research, manufacture, promotion and distribution of drugs in the United States under the FFDCA and other statutes and implementing regulations. The process required by the FDA before prescription drug product candidates may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, to establish the safety and efficacy of the product candidate for each proposed indication;

•	satisfactory completion of an FDA preapproval inspection of the manufacturing facilities at which the product is produced to assess compliance with cGMP regulations; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Nonclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals and other animal studies. The results of nonclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. Some nonclinical testing may continue even after an IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, specifically places the clinical trial on a clinical hold. In such case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed at any time before or during studies due to safety concerns or non-compliance. An independent institutional review board, or IRB, at each of the clinical centers proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the consent form signed by the trial participants and must monitor the study until completed. We submitted our first IND to the FDA in February 2005, and our second IND in March 2005. We have commenced clinical trials under both INDs.

Clinical Trials.  Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified medical investigators according to approved protocols that detail the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor participant safety. Each protocol is submitted to the FDA as part of the IND.

Clinical trials are typically conducted in three sequential phases, but the phases may overlap, or be combined.

•	Phase I clinical trials typically involve the initial introduction of the product candidate into healthy human volunteers. In Phase I clinical trials, the product candidate is typically tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics.

•	Phase II clinical trials are conducted in a limited patient population to gather evidence about the efficacy of the product candidate for specific, targeted indications; to determine dosage tolerance and optimal dosage; and to identify possible adverse effects and safety risks.

•	Phase III clinical trials are undertaken to evaluate clinical efficacy and to test for safety in an expanded patient population at geographically dispersed clinical trial sites. The size of Phase III clinical trials depends upon clinical and statistical considerations for the product candidate and disease, but sometimes can include several thousand patients. Phase III clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide an adequate basis for physician labeling.

Clinical testing must satisfy extensive FDA regulations. Reports detailing the results of the clinical trials must be submitted at least annually to the FDA and safety reports must be submitted for serious and unexpected adverse events. We cannot at this time predict when the clinical testing process will be completed, if at all. Success in early stage clinical trials does not assure success in later stage clinical trials. The FDA or an IRB or we may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk.

New Drug Applications.  The results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA. An NDA also must contain extensive manufacturing information, as well as proposed labeling for the finished product. An NDA applicant must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with cGMP. The manufacturing process must be capable of consistently producing quality product within specifications approved by the FDA. The manufacturer must develop methods for testing the quality, purity and potency of the final product. In addition, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life. Prior to approval, the FDA will conduct an inspection of the manufacturing facilities to assess compliance with cGMP. The submission of an NDA also is subject to the payment of user fees, but a waiver of the fees may be obtained under specified circumstances.

The FDA reviews all NDAs submitted before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information and is subject to review before the FDA accepts it for filing. After an application is filed, the FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA may issue an approvable letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA. If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct Phase IV testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require surveillance programs to monitor the safety of approved products which have been commercialized. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety or efficacy questions are raised after the product reaches the market.

Section 505(b)(2) NDAs.  There are two types of NDAs: the full NDA and the Section 505(b)(2) NDA. We intend to file Section 505(b)(2) NDAs that might, if accepted by the FDA, save time and expense in the development and testing of our product candidates. A full NDA is submitted under Section 505(b)(1) of the FFDCA, and must contain full reports of investigations conducted by the applicant to demonstrate the safety and effectiveness of the drug. A Section 505(b)(2) NDA may be submitted for a drug for which one or more of the investigations relied upon by the applicant was not conducted by or for the applicant and for which the applicant has no right of reference from the person by or for whom the investigations were conducted. A Section 505(b)(2) NDA may be submitted based in whole or in part on published literature or on the FDA’s finding of safety and efficacy of one or more previously approved drugs, which are known as reference drugs. Thus, the filing of a Section 505(b)(2) NDA may result in approval of a drug based on fewer clinical or nonclinical studies than would be required under a full NDA. The degree to which an applicant may avoid conducting such studies varies depending on the drug, and the amount and quality of data publicly available for the applicant to rely on, and the similarity of and differences between the applicant’s drug and the reference drug. In some cases, extensive, time-consuming, and costly clinical and nonclinical studies may still be required for approval of a Section 505(b)(2) NDA.

Because we are developing improved formulations of previously approved chemical entities, such as insulin, our drug approval strategy is to submit Section 505(b)(2) NDAs to the FDA. We plan to pursue similar routes for submitting applications for our product candidates in foreign jurisdictions if available. The FDA may not agree that our product candidates are approvable as Section 505(b)(2) NDAs. Insulin is a unique and complex drug in that it is a complex hormone molecule, which makes it more difficult to demonstrate that two insulin substances are highly similar than would be the case with many small molecule drugs. The availability of the Section 505(b)(2) pathway for insulin is even more controversial than for small molecule drugs, and the FDA may not accept this pathway for our insulin drug candidates. There is no specific guidance available for insulin Section 505(b)(2) NDAs, and no insulin product has been approved under a Section 505(b)(2) NDA. If the FDA determines that Section 505(b)(2) NDAs are not appropriate and that full NDAs are required for our product candidates, the time and financial resources required to obtain FDA approval for our product candidates could substantially and materially increase, and our products might be less likely to be approved. If the FDA requires full NDAs for our product candidates, or requires more extensive testing and development for some other reason, our ability to compete with alternative products that arrive on the market more quickly than our product candidates would be adversely impacted.

Patent Protections.  An applicant submitting a Section 505(b)(2) NDA must certify to the FDA with respect to the patent status of the reference drug upon which the applicant relies in support of approval of its drug. With respect to every patent listed in FDA’s Orange Book, which is the FDA’s list of approved drug products, as claiming the reference drug or an approved method of use of the reference drug, the Section 505(b)(2) applicant must certify that: (1) there is no patent information listed by the FDA for the reference drug; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date; (4) the listed patent is invalid, unenforceable, or will not be infringed by the manufacture, use, or sale of the product in the Section 505(b)(2) NDA; or (5) if the patent is a use patent, that the applicant does not seek approval for a use claimed by the patent. If the applicant files a certification to the effect of clause (1), (2) or (5), FDA approval of the Section 505(b)(2) NDA may be made effective immediately upon successful FDA review of the application, in the absence of marketing exclusivity delays, which are discussed below. If the applicant files a certification to the effect of clause (3), the Section 505(b)(2) NDA approval may not be made effective until the expiration of the relevant patent and the expiration of any marketing exclusivity delays.

If the Section 505(b)(2) NDA applicant provides a certification to the effect of clause (4), the applicant also must send notice of the certification to the patent owner and the holder of the NDA for the reference drug. The filing of a patent infringement lawsuit within 45 days of the receipt of the notification may prevent the FDA from approving the Section 505(b)(2) NDA for 30 months from the date of the receipt of the notification unless the court determines that a longer or shorter period is appropriate because either party to the action failed to reasonably cooperate in expediting the action. However, the FDA may approve the Section 505(b)(2) NDA before the 30 months have expired if a court decides that the patent is invalid, unenforceable, or not infringed, or if a court enters a settlement order or consent decree stating the patent is invalid or not infringed.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged in court, the FDA may be required to change its interpretation of Section 505(b)(2) which could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit. The pharmaceutical industry is highly competitive, and it is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. Moreover, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition.

Marketing Exclusivity.  Market exclusivity provisions under the FFDCA can delay the submission or the approval of Section 505(b)(2) NDAs, thereby delaying a Section 505(b)(2) product from entering the market. The FFDCA provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, or NCE, meaning that the FDA has not previously approved any other drug containing the same active moiety. This exclusivity prohibits the submission of a Section 505(b)(2) NDA for any drug product containing the active moiety during the five-year exclusive period. However, submission of a Section 505(b)(2) NDA that certifies that a listed patent is invalid, unenforceable, or will not be infringed, as discussed above, is permitted after four years, but if a patent infringement lawsuit is brought within 45 days after such certification, FDA approval of the Section 505(b)(2) NDA may automatically be stayed until 7 1/2 years after the NCE approval date. The FFDCA also provides three years of marketing exclusivity for the approval of new and supplemental NDAs for product changes, including new indications, dosages or strengths of an existing drug, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by FDA to be essential to the approval of the product change. Five-year and three-year exclusivity will not delay the submission or approval of another full NDA; however, as discussed above, an applicant submitting a full NDA under Section 505(b)(1) would be required to conduct or obtain a right of reference to all of the preclinical and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Other types of exclusivity in the United States include orphan drug exclusivity and pediatric exclusivity. The FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Seven-year orphan drug exclusivity is available to a product that has orphan drug designation and that receives the first FDA approval for the disease for which the drug has such designation. Orphan drug exclusivity prevents approval of another application for the same drug for the same orphan indication regardless of whether the application is a full NDA or a Section 505(b)(2) NDA. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The current pediatric exclusivity provision is scheduled to end on October 1, 2007, but it may be reauthorized.

Section 505(b)(2) NDAs are similar to full NDAs filed under Section 505(b)(1) in that they are entitled to any of these forms of exclusivity if they meet the qualifying criteria. They also are entitled to the patent protections described above, based on patents that are listed in the FDA’s Orange Book in the same manner as patents claiming drugs and uses approved for NDAs submitted as full NDAs.

Other Regulatory Requirements.  Maintaining substantial compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Drug manufacturers are required to register their establishments with the FDA and certain state agencies, and after approval, the FDA and these state agencies conduct periodic inspections to ensure continued compliance with ongoing regulatory requirements, including cGMPs. In addition, after approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. The FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized. Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including:

•	record-keeping requirements;

•	reporting of adverse experiences with the drug;

•	providing the FDA with updated safety and efficacy information;

•	reporting on advertisements and promotional labeling;

•	drug sampling and distribution requirements; and

•	complying with electronic record and signature requirements.

In addition, the FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. There are numerous regulations and policies that govern various means for disseminating information to health-care professionals as well as consumers, including to industry sponsored scientific and educational activities, information provided to the media and information provided over the Internet. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label.

The FDA has very broad enforcement authority and the failure to comply with applicable regulatory requirements can result in administrative or judicial sanctions being imposed on us or on the manufacturers and distributors of our approved products, including warning letters, refusals of government contracts, clinical holds, civil penalties, injunctions, restitution, and disgorgement or profits, recall or seizure of products, total or partial suspension of production or distribution, withdrawal of approvals, refusal to approve pending applications, and criminal prosecution resulting in fines and incarceration. In addition, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Regulations Outside the United States

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary between jurisdictions.

To obtain regulatory approval of a drug under European Union regulatory systems, we may submit applications for marketing authorizations either under a centralized or decentralized procedure. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, new active substances indicated for the treatment of AIDS, cancer, neurodegenerative disorders and diabetes, and orphan drugs, and optional for other new active substances and those products which constitute a significant therapeutic, scientific or technical innovation. The procedure provides for the grant of a single marketing authorization that is valid for all European Union member states, as well as for Iceland, Liechtenstein, and Norway. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to the public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

Competition

The pharmaceutical industry is characterized by intense competition and rapidly evolving technology. For several decades, scientists have attempted to improve the bioavailability of injected formulations and to devise alternative non-invasive delivery systems for the delivery of macromolecules such as insulin. While we believe that product candidates using our VIAdeltm technology will be an improvement over existing products, our product candidates will compete against many products with similar indications.

If approved, our primary competition for VIAjecttm will be rapid acting meal-time injectable insulins such as Humalog®, which is marketed by Eli Lilly, NovoLog®, which is marketed by Novo Nordisk, and Apidra®, which is marketed by Sanofi-Aventis.

In addition, VIAjecttm may face competition from products employing non-invasive methods of insulin delivery, such as oral insulin pills, which are currently in development, or inhalable insulins, such as Exubera®, which has been recently approved, or others which are in clinical development. Emisphere Technologies, Inc. is developing oral insulin in pill form. Emisphere is still in early-stage preclinical trials of its oral tablet. Generex has developed an oral spray that is currently in Phase II development. The development of insulin formulations that are taken orally, or swallowed, face problems because insulin is largely broken down in the digestive system and as a result much of the insulin delivered orally does not enter the blood and the timing and amount of dosage that does is variable and unpredictable.

Of all non-invasive methods for the delivery of insulin, pulmonary administration has generated some of the most promising results. Pfizer’s Exubera®, an inhalable insulin delivered by a device developed by Nektar Therapeutics, was recently approved by the FDA and the EMEA. MannKind’s pulmonary Technospheretm technology is a New Chemical Entity currently in Phase III clinical trials in Type 1 and Type 2 diabetic patients. Eli Lilly, in collaboration with Alkermes, is currently in Phase III clinical trials for pulmonary insulin delivery systems. The Eli Lilly/Alkermes product, AIR®, is currently being tested in Type 1 diabetic patients. Novo Nordisk and Aradigm Corporation also have AERx®, a pulmonary insulin product under development. Phase III clinical trials for AERx® were halted due to poor results, but the re-initiation of the drug’s Phase III program was announced on March 7, 2006. In addition, Kos Pharmaceuticals, Inc., recently acquired by Abbott, is also developing an inhaled formulation of insulin, but the product appears to be several years behind the competition.

Insulin administered as a nasal spray has been studied extensively but does not appear to be a practical route for insulin administration because without the addition of penetration enhancers, the bioavailability of the insulin is too low and too variable. Nasally administered insulin using penetration enhancers has produced irritation and destruction of the nasal passages with frequent use.

There are five main classes of drugs that are currently used to treat osteoporosis: bisphosphonates, selective estrogen receptor modulators, calcitonins, hormone replacement therapies and PTH. With the exception of PTH, these drugs are used to reduce bone loss. The market leading oral bisphosphonates, such as alendronate, which is manufactured by Merck under the trade name Fosomax®, and risedronate which is manufactured by Proctor & Gamble under the trade name Actonel®, are administered in a convenient oral form, but have poorly tolerated gastrointestinal side effects and tend to produce abnormal and deficient bone. Since VIAcaltm and VIAmasstm are administered sublingually, we believe these products will offer the convenience of an oral product while by-passing potential gastrointestinal side effects. Accordingly, we believe doctors and patients will be attracted to the safer efficacious treatments found in VIAcaltm and VIAmasstm.

Unlike the drug classes that reduce bone loss, PTH actually rebuilds lost bone. Currently available PTH such as Eli Lilly’s Forteo® is administered by injection. This may be an inconvenient method of administration for patients who suffer from osteoporosis, most of whom are elderly. Since VIAcaltm and VIAmasstm are administered sublingually, we believe these products will serve an unmet need and may make substantial inroads in the treatment of osteoporosis.

Intellectual Property and Proprietary Technology

Our technologies have been developed exclusively by our employees, without input from third parties.

We currently do not own or in-license any issued patents. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued.

We have a policy of filing for patent protection on all our product candidates. Our currently pending patent applications consist of the following:

•	three pending United States patent applications and corresponding foreign and international patent applications relating to our VIAdeltm, VIAjecttm and VIAtabtm technology;

•	one pending United States patent application and corresponding foreign patent applications relating to our technology for enhancing delivery of drugs in a form for absorption through the skin into the blood, a process known as transdermal drug delivery;

•	two pending United States patent applications and corresponding foreign patent applications relating to sublingual and/or oral delivery devices that can be used to deliver the VIAdeltm product; and

•	one pending United States patent application and a corresponding international patent application relating to a device for mixing injectable drugs.

The active and inactive ingredients in our VIAjecttm and VIAtabtm product candidates have been known and used for many years and, therefore, are no longer subject to patent protection. Accordingly, our pending patent applications are directed to the particular formulations of these ingredients in our products, and to their use. Although we believe our formulations and their use are patentable and provide a competitive advantage, even if issued, our patents may not prevent others from marketing formulations using the same active and inactive ingredients in similar but different formulations.

We require our employees, consultants and members of our scientific advisory board to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with us. These agreements provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions resulting from work performed for us, utilizing our property or relating to our business and conceived or completed by the individual during employment shall be our exclusive property to the extent permitted by applicable law.

Manufacturing

While we believe our laboratory in Danbury, Connecticut is equipped to meet the limited manufacturing requirements of all of our product candidates through Phase II clinical trials, we intend to manufacture our product candidates by contracting with third parties which operate manufacturing facilities in accordance with cGMP. We have contracted with Cardinal Health — PTS, LLC, a large commercial manufacturer, to manufacture our VIAjecttm product candidate to supply our Phase III clinical trials and our initial commercial requirements. This agreement has no specified termination date, but generally may be terminated upon sixty days advance notice by either party. We believe that the manufacturer complies with the relevant regulatory requirements. Working with our commercial manufacturer, we have manufactured all three commercial size batches necessary for regulatory approval. We believe that if this manufacturer becomes unable or unwilling to supply VIAjecttm we will be able to promptly find a replacement manufacturer to facilitate the manufacturing of VIAjecttm.

We have also contracted with Diosynth B.V., a global producer of insulin, to supply us with all of the insulin that we will need for the testing and manufacturing of our product candidates. This agreement has no specified termination date, but generally may be terminated upon two-years’ advance notice by either party. We believe our insulin supplier has sufficient capacity to provide us with sufficient quantities of insulin to support our need through commercialization of our insulin product candidates.

Sales and Marketing

We currently have limited sales and marketing capabilities and no distribution capabilities. Our current strategy is to selectively enter into collaboration agreements with leading pharmaceutical or biotechnology companies for the commercialization of our product candidates late in or upon completion of clinical development.

In entering into these collaboration agreements, our goal will be to maintain co-promotion or co-commercialization rights in the United States and potentially other markets. In order to implement our strategy successfully, we must develop a specialized sales and marketing organization with sufficient technical expertise.

We generally expect to retain commercial rights for our product candidates for which we receive marketing approvals in situations in which we believe it is possible to access the market through a focused, specialized sales force. In particular, we plan to focus on the pediatric market because we believe VIAjecttm is particularly suited for the treatment of children with diabetes, the number of pediatric endocrinologists is relatively few and we believe this patient population is underserved.

Employees

At March 15, 2007 we had 25 full time-employees and several part-time consultants who perform services for us on a regular basis. We consider our employee relations to be good.

Facilities

We maintain office space and laboratory facilities of 9,700 square feet in Danbury, Connecticut. Our main facility is subject to a lease that expires in January 2010. Our laboratory is fully equipped to perform our current drug delivery and related research and development activities, as well as to manufacture on a limited basis our own product line in accordance with cGMP.

Legal Proceedings

We currently are not involved in any legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth our executive officers and directors and their respective ages and positions as of March 15, 2007:

Name	Age	Position

Dr. Solomon S. Steiner	69	Chairman, President and Chief Executive Officer
F. Scott Reding	55	Chief Financial Officer and Treasurer
Dr. Roderike Pohl	45	Vice President, Research
Erik Steiner	41	Vice President, Operations
Robert Feldstein	72	Vice President, Patent and Intellectual Property
Dr. Andreas Pfützner	47	Chief Medical Officer
R. Timmis Ware	70	Corporate Secretary and General Counsel
Dr. Albert Cha(1)	34	Director
David Kroin(3)	31	Director
Dr. Ira W. Lieberman(1)(3)	64	Director
Dr. Daniel Lorber(2)	59	Director
Dr. Charles Sanders(1)	75	Director
Paul Sekhri(2)(3)	48	Director
Dr. Samuel Wertheimer(2)	47	Director
Scott A. Weisman(1)(3)	52	Director

(1) Member of the Compensation Committee.

(2) Member of the Nominating and Corporate Governance Committee.

(3) Member of the Audit Committee.

Dr. Solomon S. Steiner co-founded our company and has served as our Chairman, President and Chief Executive Officer since our inception in December 2003. In 1991, Dr. Steiner founded Pharmaceutical Discovery Corporation, or PDC, a biopharmaceutical corporation. Dr. Steiner served as PDC’s Chief Executive Officer and Chairman of the Board of Directors from its inception until December 2001, when PDC was merged with two other companies to form MannKind Corporation. From December 2001 to February 2003, Dr. Steiner served on MannKind’s board of directors and as a Corporate Vice President and Chief Scientific Officer. In 1985, Dr. Steiner founded and was the Chairman of the Board of Directors and President of Clinical Technologies Associates, Inc., or CTAI, now known as Emisphere Technologies, Inc. Under his leadership CTAI went public in February of 1989. Dr. Steiner is an inventor of Emisphere’s oral delivery system for peptides and mucopolysaccharides. Dr. Steiner is currently an adjunct full professor at New York Medical College and research full professor of psychiatry and neurology at New York University School of Medicine. Dr. Steiner received a Ph.D. from New York University. Dr. Steiner is Erik Steiner’s father.

Mr. F. Scott Reding joined our company in, and has served as our Vice President, Chief Financial Officer and Treasurer since, November 2006. From November 2000 to January 2004, Mr. Reding served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Molecular Staging, Inc., a biotechnology company. From February 1999 to November 2000, Mr. Reding served as Senior Vice President, Chief Financial Officer and Secretary of Repros Therapeutics, Inc., formerly Zonagen, Inc., a biopharmaceutical company. From 1996 to 1998, Mr. Reding served as Vice President, Chief Financial Officer and Treasurer of ImmunoTherapy, Inc. Due to a medical condition from which he has recovered, Mr. Reding was unable to work from April 2004 to November 2006. Mr. Reding received an MBA from Columbia University Graduate School of Business.

Dr. Roderike Pohl joined our company and has served as our Vice President, Research since our inception in December 2003. From August 2003 to November 2003, Dr. Pohl served as a scientific consultant with Steiner Ventures, LLC, or SV. From December 1998 to July 2003, Dr. Pohl served as Vice President of Preclinical Research at PDC, now MannKind Corporation. Dr. Pohl received a Ph.D. from the University of Connecticut School of Pharmacy.

Mr. Erik Steiner co-founded our company and has served as our Vice President, Operations since our inception in December 2003. From February 2003 to December 2003, Mr. Steiner co-founded and served as the Vice President, Operations of SV. From May 1999 to February 2003, Mr. Steiner served as Head of Operations of Cabot McMullen Inc, a film and television production company. Prior thereto Mr. Steiner served as Administrative Director and Fiscal Administrator of the New Jersey Public Interest Research Group. Mr. Steiner is Solomon Steiner’s son.

Mr. Robert Feldstein joined our company and has served as our Vice President, Patent and Intellectual Property since our inception in December 2003. Since 1995, Mr. Feldstein has served as the President of i-Tech Manufacturing Company, an emergency and industrial lighting products company. Mr. Feldstein founded Scientific Prototypes Manufacturing Company, a research, development and manufacturing of scientific equipment company, where he served as President from 1962 to 1995. Mr. Feldstein is a part-time employee of Biodel and devotes approximately 10% of his time to our affairs.

Dr. Andreas Pfützner has served as our Vice President, Chief Medical Officer since April 2005 and since October 2004 has served on our scientific advisory board. In 1998, Dr. Pfützner founded the Institute for Clinical Research and Development in Mainz, Germany and serves as its Managing Director. Since 2001, Dr. Pfützner has been a professor of applied clinical research at the University of Applied Sciences Rheinbach. From 2000 to 2002, Dr. Pfützner was Senior Vice President of Medical and Regulatory Affairs at PDC and later MannKind Corporation. Dr. Pfützner holds an M.D. from University of Mainz, Germany and a Ph.D. from Rocheville University.

Mr. R. Timmis Ware joined our company in, and has served as our general counsel and corporate secretary since, August 2005. From December 2001 to August 2005, Mr. Ware was in private practice. From June 1994 to December 2001, Mr. Ware served as general counsel and corporate secretary of PDC, now MannKind Corporation. Prior thereto, Mr. Ware was a partner at the law firm of Chadbourne & Parke, LLP. Mr. Ware is a member of the New York and Florida Bars and received a L.L.B. from New York University.

Dr. Albert Cha has been a member of our board of directors since July 2006. In October 2000, Dr. Cha joined Vivo Ventures, a venture capital firm, and serves as a managing partner. He currently serves on the boards of several private biotechnology and medical device companies. Dr. Cha received an M.S. from Stanford University and an M.D. and Ph.D. from the University of California at Los Angeles.

Mr. David Kroin has been a member of our board of directors since July 2006. Mr. Kroin is a co-founder and managing director of Great Point Partners, LLC, an asset management firm. From December 1998 to September 2003, Mr. Kroin was an investment professional for J.H. Whitney & Co., a private equity firm. Mr. Kroin serves on the board of directors of Gentium S.p.A., a biopharmaceutical company.

Dr. Ira W. Lieberman has been a member of our board of directors since December 2004. Since October 2004, Dr. Lieberman has served as President and Chief Executive Officer of LIPAM International, Inc., an advisory and investment firm, which performs advisory and consulting work for the World Bank Institute, client governments, and private sector clients. From July 2003 to October 2004, Dr. Lieberman served as a Senior Economic Advisor to George Soros for the Open Society Institute, a grant making foundation. From February 1993 to July 2004, Dr. Lieberman served in several positions for the World Bank Institute. Dr. Lieberman received an MBA from Columbia University and a Ph.D. from Oxford University.

Dr. Daniel Lorber has been a member of our board of directors since December 2004 and since October 2004, a member of our scientific advisory board. Since 1981, Dr. Lorber has served as the medical director of the Diabetes Control Foundation, Diabetes Care and Information Center in Flushing, New York and since 1991, as the director of endocrinology at The New York Hospital Medical Center of Queens. Dr. Lorber is also an attending physician in endocrinology and general internal medicine at the New York Hospital Medical Center of Queens. Since 1994, Dr. Lorber has served as a clinical associate professor of medicine at Weill Medical College of Cornell University. Dr. Lorber also serves as a consultant in medical, dental and podiatric liability litigation and to the insurance industry on care standards for diabetes mellitus. Dr. Lorber is a member of the board of directors of the American

Diabetes Association. Dr. Lorber received an M.D. from the Albert Einstein College of Medicine and completed a fellowship in endocrinology at the Vanderbilt University Medical Center.

Dr. Charles Sanders has been a member of our board of directors since August 2006. Since 1995, Dr. Sanders has served on numerous boards and continues to chair the boards of Project Hope and the Foundation for the National Institutes of Health. From July 1989 to July 1994, Dr. Sanders served as Chief Executive Officer of Glaxo Inc., a pharmaceutical company, and from 1992 until his retirement in 1995, served as the Chairman of the Board of Glaxo Inc. Previously Dr. Sanders was general director of Massachusetts General Hospital and professor of medicine at Harvard Medical School. Dr. Sanders received an M.D. from Southwestern Medical College of the University of Texas. Dr. Sanders serves on the boards of directors of Icagen, Inc., a biopharmaceutical company, Vertex Pharmaceuticals Incorporated, a biotechnology company, Genentech, Inc., a biotechnology company, Biopure Corporation, an oxygen therapeutic company, and Cephalon, Inc., a biopharmaceutical company.

Mr. Paul Sekhri has been a member of our board of directors since January 2006. In January 2005, Mr. Sekhri founded, and serves as President and Chief Executive Officer of, Cerimon Pharmaceuticals, Inc., a pharmaceutical company. From October 2003 to December 2004, Mr. Sekhri served as the President and Chief Business Officer of ARIAD Pharmaceuticals, Inc., a pharmaceutical company. From January 2003 to September 2003, Mr. Sekhri was a partner with The Sprout Group, a venture capital firm. From August 2001 to January 2003, Mr. Sekhri served as Senior Vice President and Head of Global Search and Evaluation and from August 1999 to August 2001, as Vice President and Head of Global Early Commercial Development for Novartis Pharma AG, a pharmaceutical company.

Dr. Samuel Wertheimer has been a member of our board of directors since July 2006. Since 2000, Dr. Wertheimer has been a principal at OrbiMed Advisors, LLC in the private equity funds management group. Dr. Wertheimer was a Fellow at the Memorial Sloan-Kettering Cancer Center. Dr. Wertheimer received a Ph.D. from New York University, and an M.P.H. from Yale University.

Mr. Scott A. Weisman has been a member of our board of directors since December 2004. He is a private investor. From March 2004 to February 2007, Mr. Weisman served as a managing director of McGinn, Smith & Company, Inc., an investment banking firm. From 1998 to September 2003, Mr. Weisman served in various senior positions for H.C. Wainwright & Co., Inc., an investment banking firm. Prior thereto, Mr. Weisman was a practicing securities attorney and a partner in the law firm of Kelley Drye & Warren LLP. Mr. Weisman received a J.D. from Albany Law School.

Scientific Advisory Board

Our scientific advisory board consists of experts in the scientific community who are available to our board of directors and our executive officers for consultation and advice. In such capacity, they do not have any voting or decision making power. Our scientific advisors are consulted regularly to assess, among other things:

•	our research and development programs;

•	the design and implementation of our clinical trials;

•	our patent and publication strategies;

•	market opportunities from a clinical perspective;

•	commercialization strategies related to our technology;

•	new technologies relevant to our research and development programs; and

•	specific scientific and technical issues relevant to our technology.

Our current scientific advisory board members are:

Name	Professional Affiliation

Joseph V. Brady, Ph.D.	Professor at Johns Hopkins University
James Costin, M.D.	Consultant, former Vice President of Research at Carter-Wallace, Inc.
Thomas Forst, M.D.	President and Medical Director of Institute for Clinical Research and Development
Professor Lutz Heinemann, Ph.D.	Chief Executive Officer and Head of Business Development for the Profil Institute for Metabolic Research, Ltd.
John Laragh, M.D.	Director of the Cardiovascular Center at the New York Presbyterian Hospital-Cornell Medical Center
Daniel Lorber, M.D., F.A.C.P., C.D.E	Medical Director of the Diabetes Control Foundation, Diabetes Care & Information Center
Jerrold Olefsky, M.D.	Professor of Medicine at the University of California, San Diego
Andreas Pfützner, M.D., Ph.D.	Founder of Institute for Clinical Research and Development

Board Composition and Election of Directors

Our board of directors is currently authorized to have, and we currently have, nine members, one of whom is an employee of ours. In accordance with the terms of our certificate of incorporation that will become effective upon the closing of this offering, which we refer to as our second amended and restated certificate of incorporation, and bylaws that will become effective upon the closing of this offering, which we refer to as our amended and restated bylaws, our board of directors will be divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be David Kroin, Dr. Albert Cha and Dr. Samuel Wertheimer, and their term will expire at the annual meeting of stockholders to be held in 2008;

•	the class II directors will be Dr. Charles Sanders, Dr. Daniel Lorber and Paul Sekhri, and their term will expire at the annual meeting of stockholders to be held in 2009; and

•	the class III directors will be Dr. Solomon S. Steiner, Dr. Ira Lieberman and Scott Weisman, and their term will expire at the annual meeting of stockholders to be held in 2010.

Our directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of our voting stock. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Dr. Lieberman, Dr. Lorber, Mr. Weisman and Mr. Sekhri are independent directors, as defined by the applicable rules of the Nasdaq National Market. We refer to these directors as our “independent directors.” Upon the closing of this offering each of these independent directors will serve on one or more of our audit committee, compensation committee and nominating and corporate governance committee. Except as indicated under “— Executive Officers and Directors”, there are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors is responsible for determining the composition of the members of these committees. The composition and responsibilities of each committee are described below:

Audit Committee

Our audit committee consists of Dr. Lieberman, the chair of the committee, Mr. Sekhri, Mr. Kroin and Mr. Weisman. The committee’s responsibilities include:

•	evaluating the independent registered public accounting firm’s qualifications, independence and performance;

•	engaging the independent registered public accounting firm;

•	approving the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitoring the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

•	reviewing our financial statements;

•	reviewing our critical accounting policies and estimates;

•	discussing with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly unaudited financial statements;

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter;

•	meeting regularly with the independent registered public accounting firm and our internal financial personnel who have unrestricted access to the audit committee; and

•	functioning independently and, when applicable, functioning in compliance with the requirements of Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission.

Mr. Lieberman is our audit committee financial expert. We believe that the composition of our audit committee meets the criteria for independence under, the applicable requirements of the Nasdaq National Market and the Securities and Exchange Commission’s rules and regulations.

Compensation Committee

Our compensation committee consists of Dr. Cha, the chair of the committee, Dr. Lieberman, Mr. Sanders and Mr. Weisman. The committee’s responsibilities include:

•	reviewing and recommending policies relating to compensation and benefits of our officers and employees;

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation based on such evaluations;

•	administering our benefit plans and the issuance of stock options and other awards under our stock plans;

•	reviewing and establishing appropriate insurance coverage for our directors and executive officers;

•	recommending the type and amount of compensation to be paid or awarded to members of our board of directors; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Wertheimer, the chair of the committee, Dr. Lorber and Mr. Sekhri. The committee’s responsibilities include:

•	planning for succession with respect to the position of chief executive officer and other senior executives;

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors and monitoring committee evaluations;

•	suggesting, as appropriate, ad hoc committees of the board of directors;

•	developing guidelines for board composition; and

•	reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee and its members, including compliance of the nominating and corporate governance committee with its charter.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we expect to adopt a code of business conduct and ethics that applies to our officers, directors and employees. We expect that our code of business conduct and ethics will be available on our website at http://www.biodel.com upon the completion of this offering. We intend to disclose any amendments to the code, or waivers to its requirements, on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee has ever been our employee.

Director Compensation

For the year ended September 30, 2005, we paid each of our non-employee directors either $600 in cash or 600 shares of our common stock for each meeting of our board of directors attended. For the year ended September 30, 2006, we paid each of our non-employee directors either $600 or 150 shares of our common stock for each meeting attended. In November 2006, our board of directors approved a compensation program pursuant to which these directors received either $600 or 150 shares of our common stock for each meeting of the board attended in person and $300 or 75 shares of our common stock for each board meeting attended by telephone. In addition, we reimburse our non-employee directors for reasonable expenses incurred in connection with attending board and committee meetings. Upon appointment, non-employee directors receive a one time grant of 25,000 stock options, which vest in two equal installments over two years. Annually, non-employee directors receive a grant of 10,000 stock options, which also vest in two equal installments over two years. The exercise price of these options is the fair market value as determined by the board of directors on the date of grant. In January 2007, our board of directors adopted a compensation policy pursuant to which our non-employee directors will be paid $1,000 in cash for each meeting of our board attended in person, $500 for each meeting of our board attended telephonically and $500 for each committee meeting attended, in person or by telephone. In addition, the Chairman of the Audit Committee will receive an annual fee of $5,000 and the Chairmen of the Compensation Committee and of the Nominating and Corporate Governance Committee will each receive an annual fee of $3,000.

Executive Compensation

The following summary compensation table sets forth the total compensation paid or accrued to our chief executive officer and each of our other most highly compensated executive officers whose total annual compensation for the year ended September 30, 2006 exceeded $100,000. We refer to these officers as our named executive officers.

Summary Compensation Table

						Long-Term
						Compensation
		Annual Compensation(1)				Securities	All Other
Name and Principal Position(s)	Year	Salary		Bonus		Underlying Options	Compensation

Dr. Solomon S. Steiner	2006	$250,000	(2)	$400,000	(3)	75,000	—
Chief Executive Officer, Chairman of the Board of Directors and President
Dr. Roderike Pohl	2006	150,000		11,250		15,000	—
Vice President, Research
Erik Steiner	2006	100,000		18,750		20,000	—
Vice President, Operations

(1)	In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any named executive officer’s salary and bonus disclosed in this table.

(2)	Includes $62,500 that was earned during the year ended September 30, 2006 but has been voluntarily deferred by Dr. Steiner.

(3)	Includes $250,000 that was earned during the year ended September 30, 2006 but has been voluntarily deferred by Dr. Steiner. Pursuant to our employment agreement with Dr. Steiner, SV is entitled to receive this bonus.

Stock Options

The following table provides information concerning grants of options to purchase shares of our common stock under our 2004 Stock Incentive Plan to our named executive officers during the year ended September 30, 2006. Amounts in the following table represent potential realizable gains that could be achieved for the options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are calculated based on the requirements of the Securities and Exchange Commission and do not represent an estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

Option Grants in Last Fiscal Year

					Potential Realizable
					Value at
					Assumed Annual
		Percentage of			Rates of
	Number of	Total Options			Stock Price
	Securities	Granted to	Exercise		Appreciation for
	Underlying Options	Employees in	Price Per	Expiration	Option Term(1)
Name	Granted	Fiscal Year	Share	Date	5%	10%

Dr. Solomon S. Steiner	75,000	11.5%	$4.00	12/15/2013
Dr. Roderike Pohl	15,000	2.3%	$4.00	12/15/2013
Erik Steiner	20,000	3.1%	$4.00	12/15/2013

(1)	The dollar amounts under these columns are the result of calculations at rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. The potential realizable values are calculated using the assumed initial public offering price of $ per share and assuming that the market price appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price.

Option Exercises and Year-End Option Values

The following table provides information about the number of shares issued upon option exercises by our named executive officers during the year ended September 30, 2006, and the value realized by our named executive officers. The table also provides information about the number and value of shares underlying options held by our named executive officers at September 30, 2006. There was no public trading market for our common stock as of September 30, 2006. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year end assuming that the fair market value of our common stock as of September 30, 2006 was equal to the assumed initial public offering price of $      per share, less the aggregate exercise price, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

Aggregated Option Exercises in Last
Fiscal Year and Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
	Shares		Options at		Options at
	Acquired		September 30,		September 30,
	on	Value	2006		2006
Name	Exercise (#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Dr. Solomon S. Steiner	—	$—	18,750	131,250
Dr. Roderike Pohl	—	—	—	15,000
Erik Steiner	—	—	—	20,000

Employment Agreements

Pursuant to an employment agreement with Dr. Steiner, effective December 30, 2004 and as amended and restated March 20, 2007, we employ Dr. Steiner as our president and chief executive officer. The agreement provides for a three-year term and will continue for successive one-year terms unless the agreement is terminated by either party on prior written notice in accordance with the terms of the agreement. In the event of a change of control as defined in the agreement, the term is automatically extended for a period of two years from the effective date of the change of control. The agreement provides for an annual salary of $250,000 and a bonus in an amount determined by our board of directors. Our board of directors is also required to consider the grant of stock or options to Dr. Steiner at least annually. In addition, SV is entitled to receive a bonus of $250,000 on the first to occur of (i) our stockholder’s equity exceeding $20 million, (ii) any class of our securities registered under the Securities Act, (iii) our entry into a strategic partnership with an initial advance, payment or investment of $5 million, (iv) our change in control, as defined in our 2004 Stock Incentive Plan; (v) the termination of Dr. Steiner’s employment by reason of death or disability pursuant to the agreement, (vi) the agreement not being renewed pursuant to its terms, or (vii) December 30, 2009. We may terminate Dr. Steiner’s employment with or without cause. If we terminate Dr. Steiner’s employment without cause, or if Dr. Steiner terminates his employment with us for good reason, Dr. Steiner is entitled to receive salary and benefits for the greater of two years or the balance of the term of the agreement. Dr. Steiner is not entitled to severance payments if we terminate him for cause or if he resigns without good reason. Dr. Steiner, is bound by non-competition and non-solicitation covenants that prohibit him from competing with us (i) during the term of his employment and, if Dr. Steiner is terminated by us for cause, for one year after termination of employment or (ii) if his employment is terminated by us without cause or at his election for good reason, for so long as he is receiving compensation and benefits. In addition, Dr. Steiner is bound by confidentiality covenants for the term of his employment and for five years after termination of employment, regardless of the reason for termination.

Pursuant to an employment agreement with Dr. Pohl, effective December 30, 2004 and as amended and restated March 20, 2007, we employ Dr. Pohl as our vice president, research. The agreement provides for a three-year term and will continue for successive one-year terms unless the agreement is terminated by either party on prior written notice in accordance with the terms of the agreement. In the event of a change of control as defined in the agreement, the term is automatically extended for a period of two years from the effective date of the change of control. The agreement provides for an annual salary of $150,000 and a bonus in an amount determined by our board of directors. Our board of directors is also required to consider the grant of stock or options to Dr. Pohl at least annually. We may terminate Dr. Pohl’s employment with or without cause. If we terminate Dr. Pohl’s employment without cause, or if Dr. Pohl terminates her employment with us for good reason, Dr. Pohl is entitled to receive salary and benefits for the greater of two years or the balance of the term of the agreement. Dr. Pohl is not entitled to severance payments if we terminate her for cause or if she resigns without good reason. Dr. Pohl is bound by non-competition and non-solicitation covenants that prohibit her from competing with us (i) during the term of her employment and, if Dr. Pohl is terminated by us for cause, for one year after termination of employment or (ii) if her employment is terminated by us without cause or at her election for good reason, for so long as she is receiving compensation and benefits. In addition, Dr. Pohl is bound by confidentiality covenants for the term of her employment and for five years after termination of employment, regardless of the reason for termination.

Pursuant to an employment agreement with Mr. Reding, effective November 1, 2006 and as amended and restated March 20, 2007, we employ Mr. Reding as our chief financial officer and treasurer. The agreement provides for a one-year term and will continue for successive one-year terms unless the agreement is terminated by either party on prior written notice in accordance with the terms of the agreement. In the event of a change of control as defined in the agreement, the term is automatically extended for a period of two years from the effective date of the change of control. The agreement provides for an annual salary of $195,000 and a bonus of up to 60% of his annual salary in an amount determined by our board of directors. The agreement provides for an initial grant of options to purchase 200,000 shares of our common stock at an exercise price of $4.00 per share, vesting pro rata over four years. Our board of directors is also required to consider the grant of stock or options to Mr. Reding at least annually. We may terminate Mr. Reding’s employment with or without cause. If we terminate Mr. Reding’s employment without cause, or if Mr. Reding terminates his employment with us for good reason, Mr. Reding is entitled to receive salary and benefits for the greater of two years or the balance of the term of the agreement. Mr. Reding is not entitled to severance payments if we terminate him for cause or if he resigns without good reason. Mr. Reding is bound by non-competition and non-solicitation covenants that prohibit him from competing with us (i) during the term of his employment and, if Mr. Reding is terminated by us for cause, for one year after termination of employment or (ii) if his employment is terminated by us without cause or at his election for good reason, for so long as he is receiving compensation and benefits. In addition, Mr. Reding is bound by confidentiality covenants for the term of his employment and for two years after termination of employment, regardless of the reason for termination.

Severance Agreement

On January 23, 2007, we entered into an executive severance agreement with Erik Steiner. The agreement provides for a two-year term and will continue for successive one-year terms unless the agreement is terminated by either party in accordance with the terms of the agreement.

We may terminate Mr. Steiner’s employment at any time with or without cause. In the event we terminate Mr. Steiner’s employment without cause, as defined in the agreement, or Mr. Steiner terminates his employment with us for good reason, as defined in the agreement, Mr. Steiner is entitled to the following:

•	annual base salary earned through the termination date;

•	in the event Mr. Steiner satisfied the performance criteria for an annual bonus prior to termination, a portion of the annual bonus based on the number of days worked during the year;

•	if the performance criteria were not achievable, an average of the bonus paid to Mr. Steiner over the last three fiscal years, or the average annual bonus;

•	any compensation previously deferred by Mr. Steiner and any accrued paid time-off;

•	annual base salary for a period of 18 months following the date of termination, subject to Mr. Steiner entering into a release agreement with us;

•	health insurance and, under certain circumstances, life, disability and other insurance benefits for a period of 18 months or until Mr. Steiner qualifies for similar benefits from another employer;

•	150% of the average annual bonus;

•	acceleration of all outstanding options; and

•	extension of the exercisability of options.

Under the agreement, if we terminate Mr. Steiner with cause or if Mr. Steiner terminates his employment with us without good reason, Mr. Steiner is not entitled to severance payments or other benefits.

Change of Control Agreement

On January 23, 2007, we entered into a change of control agreement with Erik Steiner. The agreement provides for a two-year term and will continue for successive one-year terms unless the agreement is terminated by either party in accordance with the terms of the agreement.

Under the agreement, a change of control will be deemed to occur upon:

•	any transaction that results in a person or group acquiring beneficial ownership of 50% or more of our voting stock, other than by us, one of our employee benefit plans, Dr. Steiner or any other entity in which Dr. Steiner holds a majority of the beneficial interests;

•	our merger, consolidation or reorganization in which our stockholders immediately prior to the transaction hold less than 50% of the voting power of the surviving entity following the transaction, subject to certain limitations;

•	a transaction in which we sell all or substantially all of our assets, subject to certain limitations;

•	our liquidation; or

•	any reorganization of our board of directors in which Messrs. Steiner, Lieberman, Lorber, Weisman and Sekhri cease for any reason to constitute a majority of our board of directors.

In the event we terminate Mr. Steiner’s employment without cause, as defined in the agreement or Mr. Steiner terminates his employment with us for good reason, as defined in the agreement, after a change of control, Mr. Steiner is entitled to receive the following:

•	annual base salary earned through the termination date;

•	in the event Mr. Steiner satisfied the performance criteria for an annual bonus prior to termination, a portion of the annual bonus based on the number of days worked during the year;

•	if the performance criteria were not achievable, the average annual bonus;

•	any compensation previously deferred by Mr. Steiner and any accrued paid time-off;

•	annual base salary for a period of 18 months following the date of termination, subject to Mr. Steiner entering into a release agreement with us;

•	health insurance and, under certain circumstances, life, disability and other insurance benefits for a period of 18 months or until Mr. Steiner qualifies for similar benefits from another employer;

•	150% of the average annual bonus;

•	acceleration of all outstanding options; and

•	extension of the exercisability of options.

Under the agreements, if we terminate Mr. Steiner for cause or Mr. Steiner terminates his employment with us without good reason, Mr. Steiner is not entitled to severance payments or other benefits.

The executive severance and change of control agreements provide that in the event Mr. Steiner becomes entitled to identical benefits under both agreements, we will not duplicate coverage and the executive will be only be entitled to such compensation payments and other benefits as available under one of the agreements.

Employee Benefit Plans

2004 Stock Incentive Plan

Our 2004 Stock Incentive Plan was adopted by our board of directors on October 1, 2004 and approved by our stockholders on December 23, 2004. On March 20, 2007, our board of directors adopted, and our stockholders approved, an amendment and restatement of the 2004 Stock Incentive Plan to become effective upon the closing of this offering. We refer to this plan as the 2004 Stock Incentive Plan, both before and after the effective date of the amendment and restatement. All awards granted under the 2004 Stock Incentive Plan prior to the closing of this offering will continue to be governed by the terms of the 2004 Stock Incentive Plan prior to our amendment and restatement. All awards granted under the 2004 Stock Incentive Plan after the closing of this offering will be governed by the terms of the 2004 Stock Incentive Plan as amended and restated. The material differences between the terms of options granted under the 2004 Stock Incentive Plan prior to and following this offering are identified below. On September 28, 2006, our board of directors adopted, and our stockholders approved, an amendment to our 2004 Stock Incentive Plan to increase the shares of common stock available for issuance from 1,200,000 to 2,200,000.

Share reserve.  An aggregate of 4,700,000 shares of our common stock are reserved for future issuance under the 2004 Stock Incentive Plan, effective upon the closing of this offering. The unexercised portion of any shares subject to options and stock awards that expire, terminate or are repurchased under the 2004 Stock Incentive Plan will again become available for the grant of awards under the 2004 Stock Incentive Plan.

As of March 15, 2007, options to purchase 1,652,697 shares of our common stock subject to the terms of the 2004 Stock Incentive Plan prior to our amendment and restatement were outstanding. The 2004 Stock Incentive Plan provides for multiple forms of equity awards but to date only options have been granted thereunder by our board of directors. We may adjust the number of shares reserved for issuance under the 2004 Stock Incentive Plan in the event of our reorganization, merger, consolidation, recapitalization, restructuring, reclassification, stock dividend, stock split or similar event.

Administration.  Our board of directors administers the 2004 Stock Incentive Plan, or, upon its delegation, a committee of two or more members of our board of directors. In this discussion, we refer to our board of directors and the committee as the administrator. The administrator is authorized to take any action with respect to the 2004 Stock Incentive Plan including: (i) adopt, amend, rescind rules and regulations relating to the 2004 Stock Incentive Plan, (ii) determine which persons meet the eligibility requirements of the 2004 Stock Incentive Plan, (iii) grant awards and determine the terms and conditions of such awards, (iv) determine whether an adjustment is required, and (v) interpret the 2004 Stock Incentive Plan and the terms and conditions of awards granted under the 2004 Stock Incentive Plan. Pursuant to the 2004 Stock Incentive Plan to become effective upon the closing of this offering, the administrator may also (i) amend, terminate or suspend the 2004 Stock Incentive Plan, (ii) effect, with the consent of any adversely affected option holder, (1) the reduction of the exercise price of any outstanding option, (2) the cancellation of any outstanding option under the 2004 Stock Incentive Plan and the grant in substitution therefor of a new option, restricted stock award, stock appreciation right, phantom stock award, other stock award, cash and/or other valuable consideration, or (3) any other action that is treated as a repricing under generally accepted accounting principles, (iii) exercise such powers and to perform such acts as our board of directors deems necessary and (iv) adopt such procedures and sub-plans to permit participation in the 2004 Stock Incentive Plan by employees who are foreign nationals or employed outside the United States.

Types of awards, eligibility.  The 2004 Stock Incentive Plan provides for the grant of incentive stock options, or ISOs, and non-statutory stock options, or NSOs, both of which are exercisable for common stock, although ISOs may only be granted to employees, restricted stock awards, stock appreciation rights, phantom stock awards and other stock awards. Except as indicated below, all awards available under the 2004 Stock Incentive Plan may generally be granted to our employees, directors, officers and advisors and consultants. We may not grant to any participant any awards for more than 120,000 shares of common stock in any fiscal year. The 2004 Stock Incentive Plan to become effective upon the closing of this offering does not limit the number of awards to be granted to a participant in a fiscal year.

Stock options.  Stock options are granted under the 2004 Stock Incentive Plan pursuant to a stock option agreement. Generally, the exercise price for an ISO cannot be less than 100% of the fair market value of the common stock subject to the option on the date of grant. The exercise price for a NSO cannot be less than 85% of the fair market value per share of our common stock on the date of grant. The exercise price of an ISO cannot be less than 110% of the fair market value of the common stock with respect to an employee who owns more than 10% of the total voting power of all classes of our stock. Options granted under the 2004 Stock Incentive Plan vest at the rate specified in the stock option agreement. In addition, following this offering, our 2004 Stock Incentive Plan will allow for the early exercise of options, as set forth in an applicable stock option agreement. All shares of our common stock acquired through options exercised early are subject to repurchase by us. Options granted under the 2004 Stock Incentive Plan prior to its amendment and restatement must vest at the rate of at least 20% per year and may not be exercised early in the case of an employee and one year after the date of termination in the case of a non-employee director.

In general, the term of stock options granted under the 2004 Stock Incentive Plan may not exceed ten years, or five years with respect to an employee who owns stock and possesses more than 10% of the total combined voting power of all classes of our stock. With respect to options granted under the 2004 Stock Incentive Plan following this offering, unless the terms of an optionee’s stock option agreement provide for earlier termination, if an optionee’s service relationship with us, or any affiliate of ours, terminates due to disability death or retirement, the optionee or his or her beneficiary generally may exercise any vested options after the date the service relationship ends for up to twelve months in the event of disability, up to eighteen months in the event of death and up to twenty-four months in the event of selected retirements. If an optionee’s relationship with us or any affiliate of ours ceases for any reason other than disability or death, the optionee may exercise any vested options for up to three months after the termination of service, unless the terms of the stock option agreement provide for earlier termination. However, in the event the optionee’s service with us or an affiliate of ours is terminated for cause (as defined in the 2004 Stock Incentive Plan), all options held by the optionee under the 2004 Stock Incentive Plan will terminate in their entirety on the date of termination.

With respect to options granted under the 2004 Stock Incentive Plan prior to this offering, if an optionee’s service with us is terminated due to disability or death, the optionee or his or her beneficiary may exercise any vested options for up to six months after the date of termination. The maximum number of awards that may be issued as ISOs under the 2004 Stock Incentive Plan to become effective upon the closing of this offering will be 4,000,000 shares of common stock. If an optionee’s service with us is terminated for any reason other than disability or death, the optionee may exercise any vested options for up to thirty days after the date of termination. However, in the event an optionee’s service with us is terminated for cause under the terms of the 2004 Stock Incentive Plan, all options held by the optionee under the 2004 Stock Incentive Plan will terminate on the date of termination.

Pursuant to the 2004 Stock Incentive Plan, each non-employee director is automatically awarded an option to purchase 25,000 shares of our common stock upon joining our board of directors and is automatically awarded an annual grant of options to purchase 10,000 shares of our common stock on December 1. Each of the options granted to non-employee directors (i) must be exercisable at a price per share equal to 100% of the fair market value of our common stock on the date of grant, and (ii) will vest as to 50% of the number of shares underlying the option on the first anniversary of the date of grant and will vest as to the remaining 50% on the second anniversary of the date of grant. Upon the closing of this offering, options granted to non-employee directors will instead be granted under our 2005 Non-Employee Directors’ Stock Option Plan described below.

Acceptable consideration for the purchase of common stock issued under the 2004 Stock Incentive Plan will be determined by our board of directors and may include cash or common stock previously owned by the optionee, or may be paid, subject to applicable law, through a promissory note, the net exercise of the option or other legal consideration or arrangements approved by our Board of Directors.

Generally, options granted under the 2004 Stock Incentive Plan may not be transferred other than by will or the laws of descent and distribution unless the optionee holds an NSO and the related option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the options granted under the 2004 Stock Incentive Plan following the optionee’s death.

General federal income tax consequences.  When we become subject to the requirements of Section 162(m) of the Internal Revenue Code of 1986, which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000, no person may be granted options or other stock awards under the 2004 Stock Incentive Plan covering more than 200,000 shares of our common stock in any calendar year and no more than 50,000 shares of our common stock in any calendar year effective upon the closing of this offering.

Restricted stock awards.  Restricted stock awards are purchased under the 2004 Stock Incentive Plan to become effective after the closing of this offering through a restricted stock award agreement. To the extent required by law, the purchase price for restricted stock awards must be at least the par value of the stock. The purchase price for a restricted stock award may be payable in cash or through a deferred payment or related arrangement, the recipient’s past services performed for us, or any other form of legal consideration or arrangement acceptable to our board of directors. Rights to acquire shares under a restricted stock award may be transferred only as set forth in the restricted stock award agreement.

Stock appreciation rights.  Stock appreciation rights are granted under the 2004 Stock Incentive Plan to become effective upon the closing of this offering pursuant to stock appreciation rights agreements. The plan administrator determines the term and strike price for a stock appreciation right. Stock appreciation rights granted under the 2004 Stock Incentive Plan vest at the rate specified in the stock appreciation rights agreement. Unless a recipient’s stock appreciation rights agreement provides otherwise, if a recipient’s service relationship with us or any affiliate of ours terminates for any reason, the recipient or his or her beneficiary may exercise any vested stock appreciation rights for up to three months after the date the service relationship ends.

Phantom stock.  Phantom stock awards are granted under the 2004 Stock Incentive Plan to become effective upon the closing of this offering pursuant to phantom stock award agreements. A phantom stock award may require the payment of at least the par value of the option subject to the award. Payment of any purchase price may be made in cash or common stock previously owned by the recipient or a combination of the two. Dividend equivalents may be credited in respect of shares covered by a phantom stock award, as determined by our board of directors. All phantom stock awards will be forfeited upon termination of the holder’s service relationship with us or any affiliate of ours to the extent not vested on that date.

Other stock awards.  The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with these awards.

Change in control.  Each outstanding award will become exercisable in full in the event of (i) the acquisition by any single entity or group of 50% or more of our outstanding voting securities or (ii) our sale of all or substantially all of our assets or a reorganization, merger, business combination or consolidation, which results in at least 50% of our voting securities held by persons or entities who did not hold at least 50% of such voting securities prior to such transaction. The administrator may also accelerate the vesting and exercisability of any awards granted under the 2004 Stock Incentive Plan. Pursuant to the 2004 Stock Incentive Plan to become effective upon the closing of this offering, a change in control also includes, (i) a change in our board of directors after March 20, 2007, such that the existing members cease to constitute a majority of our board of directors, (ii) the sale of 90% of our outstanding securities or (iii) a merger, consolidation or similar transaction where we are the surviving corporation following the transaction but the shares of common stock outstanding preceding the merger, consolidation or similar transaction are converted or exchanged into other property by virtue of such transaction.

Amendment; Termination.  Our board of directors has the authority to amend or terminate the 2004 Stock Incentive Plan, except that without stockholder approval no such amendment or termination may (i) deprive the recipient of any award without such recipient’s consent or (ii) increase the number of shares of common stock issued pursuant to ISOs or change, alter or modify the employees or class of employees eligible to receive ISOs. Our board of directors has the power to amend, suspend or terminate the 2004 Stock Incentive Plan. Pursuant to the 2004 Stock Incentive Plan to become effective upon the closing of this offering, our board of directors may amend the 2004 Stock Incentive Plan without stockholder approval unless such approval is required by law.

We are required to provide annual financial statements to individuals who participated in the 2004 Stock Incentive Plan prior to its amendment and restatement.

2005 Employee Stock Purchase Plan

Our 2005 Employee Stock Purchase Plan, or the Purchase Plan, was adopted by our board of directors and approved by our stockholders on March 20, 2007. The Purchase Plan will become effective upon the closing of this offering. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, eligible employees will be able to purchase shares of our common stock at semi-annual intervals, with their accumulated payroll deductions.

Share reserve.  An aggregate of 1,300,000 shares of our common stock are reserved for issuance pursuant to purchase rights to be granted to our eligible employees under the Purchase Plan. On the first day of each calendar year, for a period of ten years beginning on January 1, 2008, the share reserve will automatically increase by the lesser of:

•	100,000 shares; or

•	1% of the total number of shares of our common stock outstanding on that date.

In no event shall the annual increase exceed 10% of the total number of shares of our capital stock outstanding on December 31 of the prior fiscal year.

Administration.  Our board of directors will administer the Purchase Plan or delegate the duty to a committee of one or more members of our board of directors. Subject to the terms of the Purchase Plan, the plan administrator is authorized to take any action with respect to the Purchase Plan including: to determine grant dates for purchase rights, interpret the Purchase Plan and purchase rights, amend the Purchase Plan and establish rules for the administration of the Purchase Plan.

Eligibility.  Employees scheduled to work more than 20 hours per week and more than five calendar months per year may join an offering period on the start date of that period. Employees who would immediately after the grant of any purchase rights under the Purchase Plan own 5% or more of the total combined voting power or value of our common stock or the stock of any of our affiliates are not eligible to participate in the Purchase Plan. An employee may purchase a maximum of $25,000 in fair market value of our common stock in any calendar year.

Payroll deductions.  An employee may purchase shares of our common stock during offerings through payroll deductions. The first offering will begin on the effective date of this offering and last approximately six months, with one purchase occurring at the end of the six-month period. Eligible employees may contribute up to 15% of his or her earnings for the period of that offering withheld for the purchase of common stock under the Purchase Plan. The purchase price per share will be equal to the lower of 85% of the fair market value per share on the start date of the offering period in which the employee is enrolled or 85% of the fair market value per share on the semi-annual purchase date. The fair market value of shares of our common stock will be determined in accordance with the terms of the Purchase Plan. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

Transferability.  Generally, a purchase right granted under the Purchase Plan may not be transferred other than by will or the laws of descent and distribution. However, an employee may designate a beneficiary who may exercise the purchase right following the employee’s death.

Corporate transactions.  In the event of our sale of all or substantially all of our assets, the sale of at least 90% of our outstanding securities or our merger, all outstanding purchase rights under the Purchase Plan may be assumed, continued or substituted for by the surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for these rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten days prior to the corporate transaction and the purchase rights will terminate immediately thereafter. Our board of directors will make appropriate adjustments for a consolidation, reorganization, reincorporation, stock split, stock dividend or recapitalization, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us.

Amendment; Termination.  Our board of directors may amend, suspend or terminate the Purchase Plan. However, no amendment or termination of the Purchase Plan or outstanding offering may adversely affect any outstanding purchase rights other than an amendment, suspension or termination as a result of an accounting treatment for the Purchase Plan that is detrimental to our best interests.

2005 Non-Employee Directors’ Stock Option Plan

Our 2005 Non-Employee Directors’ Stock Option Plan, or the Directors’ Plan, was adopted by our board of directors and approved by our stockholders on March 20, 2007. The Directors’ Plan will become effective upon the closing of this offering.

Share reserve.  An aggregate of 500,000 shares of our common stock are reserved for issuance under the Directors’ Plan. Shares subject to options granted under the Directors’ Plan that expire or otherwise terminate without being exercised will become available for issuance under the Directors’ Plan. Shares subject to options granted under the Directors’ Plan that are withheld for the payment of taxes or shares that are provided by a non-employee director to exercise an option, will remain available for issuance under the Directors’ Plan.

Administration.  Our Board of Directors will administer the Directors’ Plan or delegate its duty to a committee of one or more members of our board of directors. Subject to the terms of the Directors’ Plan, the plan administrator is authorized to determine the provisions of each option, interpret the Directors’ Plan and amend, terminate or suspend the Directors’ Plan.

Automatic grants.  Upon the completion of this offering, each of our non-employee directors will automatically receive an initial option to purchase 25,000 shares of our common stock. Each non-employee director who is first elected or appointed to our board of directors after the closing of this offering will receive an initial option to purchase 25,000 shares of our common stock on the date of his or her election or appointment.

Annual grants.  In addition, each non-employee director will receive an option to purchase 10,000 shares of our common stock on an annual basis commencing with the first annual meeting of stockholders held after the completion of this offering. However, in the event a non-employee director has not served since the date of the preceding annual meeting of our stockholders, that director will receive an annual grant that has been reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a non-employee director.

Terms.  The term of the stock options granted under the Directors’ Plan may not exceed 10 years and the exercise price for the options cannot be less than 100% of the fair market value per share on the date of grant. The fair market value per share will be determined in accordance with the terms of the Directors’ Plan. All option grants under the Directors’ Plan vest in full on the date of grant. A non-employee director who has a service relationship with us or any of our affiliates and does not continue as an employee, director or consultant of either us or one of our affiliates, may exercise options for the term provided in the option agreement to the extent the options were exercisable on the date of termination of the service relationship.

Transferability.  Generally, an option granted under the Directors’ Plan may not be transferred other than by will or by the laws of descent and distribution. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

Corporate transactions.  In the event of our sale of all or substantially all of our assets, sale of at least 90% of our outstanding securities, or our merger, each a corporate transaction, all outstanding options granted under the Directors’ Plan may be assumed, continued or substituted for by any surviving entity. If the surviving or acquiring entity elects not to assume, continue or substitute for these options, the options will be terminated if not exercised prior to the effective date of the corporate transaction.

Our board of directors will make appropriate adjustments for a consolidation, reorganization, reincorporation, stock split, stock dividend, combination or recapitalization of the stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by us.

Amendment; Termination.  Our board of directors may amend, suspend or terminate the Directors’ Plan. However, no amendment, suspension or termination may adversely affect a non-employee director’s outstanding options without the non-employee director’s written consent.

401(k) Plan

Effective January 1, 2006, we sponsored a 401(k) plan that is a defined contribution plan. Employees may make pre-tax contributions to the 401(k) plan each year of up to the statutorily prescribed annual limit, which is $15,500 for 2007 for participants who are under age 50, and $20,000 for participants who are age 50 and above during 2007. Employee contributions are held in trust as required by law and invested by the plan’s trustee according to the employee’s instructions. Under our 401(k) plan, we may also make discretionary contributions, subject to established limits and a vesting schedule. As of March 15, 2007, we had not elected to make any contributions to the 401(k) plan. The 401(k) plan is intended to qualify under Section 401(a) of the Code so that contributions to the 401(k) plan, and income earned on these contributions, are not taxable to participants until withdrawn or distributed from the plan.

Limitations of Liability and Indemnification of Officers and Directors

Our second amended and restated certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL. Our amended and restated certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision.

Our amended and restated bylaws provide that we shall indemnify our directors and officers and advance expenses, including attorney’s fees, to our directors and officers in connection with a legal proceeding, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since our incorporation in December 2003, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities and affiliates of our directors, executive officers and holders of more than 5% of our voting securities:

Issuance of Series A Convertible Preferred Stock

On March 17, 2005 we issued an aggregate of 20,000 shares of our Series A convertible preferred stock at a price of $5.00 per share to the following executive officer:

	Number of
	Shares of Series A
	Convertible	Aggregate
Name	Preferred Stock	Purchase Price

R. Timmis Ware(1)	20,000	$100,000

(1)  Shares issued to Catherine & Co., of which Mr. Ware is one of the two partners.

Upon the closing of this offering, these shares of our Series A convertible preferred stock are automatically convertible into an aggregate of 100,000 shares of our common stock.

Bridge Financing

Between February and April 2006 we issued and sold for $25,000, a 7% note in the principal amount of $25,000 and a warrant to purchase our common stock, which we refer to as a unit, to the executive officers listed in the table below for aggregate consideration of $500,000. We refer to this transaction as the bridge financing. On July 19, 2006, these units were repaid with an aggregate of 158,730 shares of Series B convertible preferred stock and warrants to purchase an aggregate of 120,616 shares of our common stock. The following table sets forth the number of units sold to our executive officers and directors, and the number of shares of Series B convertible preferred stock and warrants into which they were repaid upon the closing of the issuance of the Series B convertible preferred stock:

		Number of
		Shares of
		Series B
		Convertible	Common Stock
		Preferred Stock	Warrants
		Issued in	Issued in
	Number	Repayment	Repayment of the	Aggregate
Name	of Units	of the Units	Units	Purchase Price

Solomon Steiner	12	95,238	72,370	$300,000
Robert Feldstein	4	31,746	24,123	100,000
R. Timmis Ware(1)	4	31,746	24,123	100,000

(1)  Shares issued to Catherine & Co., of which Mr. Ware is one of the two partners.

Upon the closing of this offering, these shares of Series B convertible preferred stock are automatically convertible into an aggregate of 158,730 shares of common stock.

Issuance of Series B Convertible Preferred Stock

On July 19, 2006, we issued and sold an aggregate of 5,114,214 shares of our Series B convertible preferred stock and warrants to purchase an aggregate of 3,886,219 shares of our common stock for an aggregate consideration of $20,150,000 to the following directors and holders of more than five percent of our securities:

	Number of
	Shares of
	Series B	Warrants
	Convertible	to Purchase	Aggregate
Name	Preferred Stock	Common Stock	Purchase Price

Great Point Partners I, L.P.(1)	1,776,650	1,350,051	$7,000,000.00
Vivo Ventures Fund V, L.P.(2)	1,505,178	1,155,334	5,930,400.00
Vivo Ventures V Affiliates Fund, L.P.(2)(3)	17,665	1,853	69,600.00
Caduceus Private Investments II, LP(4)	1,185,717	901,024	4,671,724.98
Caduceus Private Investments II (QP), LP(4)	443,957	337,378	1,749,190.58
UBS Juniper Crossover Fund, L.L.C.(4)	146,976	111,649	579,085.44
Solomon Steiner	38,071	28,930	150,000.00

(1)	Mr. Kroin, one our directors, is a co-founder and managing director of Great Point Partners I, L.P. and may be deemed to beneficially own these shares.

(2)	Dr. Cha, one of our directors, is a managing partner of Vivo Ventures Fund V, L.P. and may be deemed to beneficially own these shares.

(3)	Affiliate of Vivo Ventures Fund V, L.P.

(4)	Affiliate of OrbiMed Advisors, LLC. Mr. Wertheimer, one of our directors, is a principal of OrbiMed Advisors, LLC and may be deemed to beneficially own these shares.

Placement Agent Compensation

In connection with the issuance of our Series A convertible preferred stock, units and Series B convertible preferred stock, we retained McGinn Smith & Company, Inc., or MSI, to serve as our placement agent. Scott Weisman, one of our directors, is a Managing Director — Capital Markets of MSI. The following table sets forth the total amount of cash compensation paid to MSI and the number of warrants issued to MSI and Mr. Weisman as compensation for MSI’s services:

	Warrants	Warrants
	to Purchase	to Purchase
	Series A	Series B	Warrants
	Convertible	Convertible	to Purchase
	Preferred	Preferred	Common
Name	Stock	Stock	Stock	Cash

McGinn Smith & Company, Inc.	22,360	59,650	45,328	$699,500	(1)
Scott Weisman	33,540	89,475	67,991	—

(1)	Consists of $279,500 paid in connection with the Series A convertible preferred stock financing, $70,000 paid in connection with the Bridge financing and $350,000 paid in connection with the Series B convertible preferred stock financing. Does not include $15,000 paid as reimbursement for expenses incurred in connection with the Series A convertible preferred stock financing.

Registration Rights

We have granted registration rights, subject to certain limitations and restrictions, to Great Point Partners I, L.P. and entities affiliated with Vivo Venture and OrbiMed Advisors, LLC, holders of 5% or more of our voting securities, and to Solomon Steiner, Andreas Pfützner, R. Timmis Ware, Scott Weisman and Robert Feldstein, who are our executive officers and directors. See “Description of Capital Stock — Registration Rights.”

Consulting Services

On April 1, 2005, we entered into a consulting agreement with Dr. Andreas Pfützner, our chief medical officer, to provide consulting services to us in connection with the research and development of our product candidates. The initial term of the agreement ended on December 31, 2006 and automatically renewed for successive one-year terms unless the agreement is terminated by either party on prior written notice in accordance with the terms of the agreement. The agreement provides for compensation of $2,000 for each full business day Dr. Pfützner devoted to the performance of his services. Dr. Pfützner is bound by non-competition and non-solicitation covenants that prohibit him from competing with us during the term of the agreement and for one year after termination of the agreement. In the year ended September 30, 2006, we paid Dr. Pfützner an aggregate of $67,906 as compensation for his services.

Director Compensation

Please see “Management — Director Compensation” for a discussion of options granted and other compensation to our non-employee directors.

Executive Compensation and Employment Agreements

Please see “Management — Executive Compensation” and “— Stock Options” for additional information on compensation of our executive officers. Information regarding employment agreements with our executive officers is set forth under “Management — Employment Agreements.” Information regarding a severance agreement with Erik Steiner is set forth under “Management — Severance Agreement.” Information regarding a change of control agreement with Mr. Steiner is set forth under “Management — Change of Control Agreement.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock as of March 15, 2007, as adjusted to reflect the sale of shares of our common stock in this offering, by the following: (a) each person known by us to be the beneficial owner of 5% or more of any class of our voting securities; (b) each of our directors and named executive officers; and (c) all of our directors and executive officers as a group.

The column entitled “Percentage of Shares Beneficially Owned — Before Offering” is based on a total of 16,618,242 shares of our common stock outstanding on March 15, 2007, assuming conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering. The column entitled “Percentage of Shares Beneficially Owned — After Offering” is based on           shares of common stock to be outstanding after this offering, including the           shares that we are selling in this offering, but not including any shares issuable upon exercise of warrants or options.

For purposes of the table below, we deem shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 15, 2007 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable.

The information below also does not reflect any potential participation in our directed share program by such persons or their affiliates. See “Underwriters — Directed Share Program”. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Biodel Inc., 6 Christopher Columbus Avenue, Danbury, Connecticut 06810.

			Percentage of	Percentage of
	Number of		Shares	Shares
	Shares		Beneficially	Beneficially
	Beneficially		Owned	Owned
Name of Beneficial Owner	Owned		Before Offering	After Offering

5% Stockholders
Great Point Partners I, L.P.	3,126,701	(1)	17.4%
165 Mason Street Greenwich, CT 06824
Entities affiliated with OrbiMed Advisors, LLC	3,126,701	(2)	17.4%
767 Third Avenue New York, NY 10017
Entities affiliated with Vivo Ventures	2,680,030	(3)	15.0%
575 High Street Suite 201 Palo Alto, CA 94301
Executive Officers and Directors
Dr. Solomon S. Steiner	6,129,543	(4)	36.7%
David Kroin	3,127,151	(5)	17.4%
Dr. Samuel Wertheimer	3,127,151	(6)	17.4%
Dr. Albert Cha	2,680,480	(7)	15.0%
Scott A. Weisman	872,851	(8)	5.2%
Erik Steiner	349,628	(9)	2.1%
Dr. Roderike Pohl	348,378	(10)	2.1%
Dr. Ira Lieberman	60,400	(11)	*
Dr. Daniel Lorber	39,500	(12)	*
Dr. Charles Sanders	30,225	(13)	*
Paul Sekhri	12,500	(14)	*
All executive officers and directors as a group (15 individuals)	17,065,932	(15)	81.4%

*	Less than 1% of outstanding shares.

(1)	Includes a warrant to purchase 1,350,051 shares of our common stock.

(2)	Consists of (i) 1,185,717 shares of our common stock and a warrant to purchase 901,024 shares of our common stock held by Caduceus Private Investments II LP, (ii) 443,957 shares of our common stock and a warrant to purchase 337,378 shares of our common stock held by Caduceus Private Investments II (QP), and (iii) LP, 146,976 shares of common stock and a warrant to purchase 111,649 shares of our common stock held by UBS Juniper Crossover Fund, L.L.C.

(3)	Consists of (i) 1,505,178 shares of our common stock and a warrant to purchase 1,155,334 shares of our common stock held by Vivo Ventures Fund V, L.P. and (ii) 17,665 shares of our common stock and a warrant to purchase 1,853 shares of our common stock held by Vivo Ventures V Affiliates Fund, L.P.

(4)	Consists of (i) 5,971,993 shares of our common stock owned by SV, of which Dr. Steiner is the sole managing member, (ii) warrants to purchase 101,300 shares of our common stock, and (iii) options to purchase 56,250 shares of our common stock which are exercisable within 60 days of March 15, 2007. Dr. Steiner and his wife jointly own 52% of SV with the balance split equally among their four adult children, including Erik Steiner.

(5)	Includes (i) 1,776,650 shares of our common stock and (ii) a warrant to purchase 1,350,051 shares of our common stock held by Great Point Partners I, L.P. Mr. Kroin is a co-founder and managing director of Great Point Partners I, L.P. and may be deemed to beneficially own these shares.

(6)	Includes (i) 1,185,717 shares of our common stock and a warrant to purchase 901,024 shares of our common stock held by Caduceus Private Investments II LP, (ii) 443,957 shares of our common stock and a warrant to purchase 337,378 shares of our common stock held by Caduceus Private Investments II (QP), LP, and (iii) 146,976 shares of common stock and a warrant to purchase 111,649 shares of our common stock held by UBS Juniper Crossover Fund, L.L.C. Mr. Wertheimer is a principal of OrbiMed Advisors, LLC and may be deemed to beneficially own these shares.

(7)	Includes (i) 1,505,178 shares of our common stock and a warrant to purchase 1,155,334 shares of our common stock held by Vivo Ventures Fund V, L.P. and (ii) 17,665 shares of our common stock and a warrant to purchase 1,853 shares of our common stock held by Vivo Ventures V Affiliates Fund, L.P. Dr. Cha is a managing partner of Vivo Ventures Fund V, L.P. and may be deemed to beneficially own these shares.

(8)	Includes warrants to purchase 337,228 shares of common stock, and options to purchase 38,750 shares of our common stock which are exercisable within 60 days of March 15, 2007.

(9)	Includes options to purchase 5,000 shares of our common stock which are exercisable within 60 days of March 15, 2007.

(10)	Includes options to purchase 3,750 shares of our common stock which are exercisable within 60 days of March 15, 2007.

(11)	Includes options to purchase 30,000 shares of our common stock which are exercisable within 60 days of March 15, 2007.

(12)	Includes options to purchase 35,000 shares of our common stock which are exercisable within 60 days of March 15, 2007.

(13)	Includes options to purchase 30,000 shares of our common stock which are exercisable within 60 days of March 15, 2007.

(14)	Includes options to purchase 12,500 shares of our common stock which are exercisable within 60 days of March 15, 2007.

(15)	Includes warrants to purchase 4,295,817 shares of common stock, and options to purchase 299,375 shares of our common stock which are exercisable within 60 days of March 15, 2007.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws are summaries and are qualified by reference to our second amended and restated certificate of incorporation and amended and restated bylaws. We will file copies of these documents with the Securities and Exchange Commission as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

As of March 15, 2007, we had issued and outstanding:

•	7,575,063 shares of common stock outstanding held by 18 stockholders of record;

•	569,000 shares of Series A convertible preferred stock that are convertible into 2,845,000 shares of common stock; and

•	6,198,179 shares of Series B convertible preferred stock that are convertible into 6,198,179 shares of common stock;

As of March 15, 2007, we also had outstanding:

•	options to purchase 1,652,697 shares of common stock at a weighted average exercise price of $4.13 per share;

•	warrants to purchase an aggregate of 4,823,224 shares of common stock at an exercise price of $3.94 per share;

•	warrants to purchase an aggregate of 149,125 shares of Series B convertible preferred stock at an exercise price of $3.94 per share; and

•	warrants to purchase an aggregate of 55,900 shares of Series A convertible preferred stock at an exercise price of $5.00 per share.

Upon the closing of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 9,043,179 shares of our common stock. In addition, upon the closing of this offering and after giving effect to the conversion of our preferred stock into common stock, warrants to purchase an aggregate of 5,251,849 shares of common stock at a weighted average exercise price of $3.78 per share will remain outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of our stockholders. Holders of our common stock do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

If we liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets legally available for distribution to our stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of our preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of March 15, 2007, we had outstanding warrants to purchase an aggregate of 4,823,224 shares of common stock, with an exercise price of $3.94 per share, warrants to purchase 55,900 shares of Series A convertible preferred stock, with an exercise price of $5.00 per share and warrants to purchase 149,125 shares of Series B convertible preferred stock, with an exercise price of $3.94 per share, all of which were exercisable as of that date. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event we declare any stock dividends or effect any stock split, reclassification or consolidation of our common stock. The warrants also contain a provision that provides for an adjustment to the exercise price and number of shares issuable in the event that we issue certain securities for a per share price less than a specified price. Upon the closing of this offering, the warrants to purchase 55,900 shares of Series A convertible preferred stock will automatically convert into warrants to purchase 279,500 shares of common stock at an exercise price of $1.00 per share and the warrants to purchase 149,125 shares of Series B convertible preferred stock will automatically convert into warrants to purchase 149,125 shares of common stock at an exercise price of $3.94 per share. Accordingly, upon the closing of this offering, we will have outstanding warrants to purchase an aggregate of 5,251,849 shares of our common stock at a weighted average exercise price of $3.78 per share.

Stock Options

As of March 15, 2007, options to purchase an aggregate of 1,652,697 shares of our common stock were outstanding under the 2004 Stock Incentive Plan and an additional 472,303 shares of our common stock are reserved for future grant of options under our 2004 Stock Incentive Plan. In February 2006, our Board of Directors adopted, and our stockholders subsequently approved, effective upon completion of this offering, our 2005 Employee Stock Purchase Plan, our 2005 Non-Employee Directors’ Stock Option Plan and an increase in the number of shares available for grant under our 2004 Stock Incentive Plan to 4,700,000. For additional information regarding our 2004 Stock Incentive Plan, 2005 Employee Stock Purchase Plan and 2005 Non-Employee Directors’ Stock Option Plan, see “Management — Employee Benefit Plans.”

Registration Rights

Pursuant to a subscription and registration rights agreement with the holders of our Series A convertible preferred stock and an amended and restated registration rights agreement with certain holders of our Series B convertible preferred stock and pursuant to outstanding warrants to purchase shares of our Series B convertible preferred stock, Series A convertible preferred stock and common stock, holders of an aggregate of           shares of our common stock or their transferees may be entitled to rights with respect to registration of these shares under the Securities Act, subject to certain limitations and restrictions. Substantially all of such holders have agreed to waive these rights with respect to this offering and at any time that such holder’s shares may be sold or transferred without registration under Rule 144(k).

Demand Registration Rights

At any time beginning after six months following the closing of this offering, subject to specified limitations, the holders a majority of the shares of Series A convertible preferred stock may require us to, on not more than one occasion, and holders of at least 50% of our Series B convertible preferred stock may require us to, on not more than two occasions, file a registration statement under the Securities Act covering all or part of the common stock owned by such stockholders.

Incidental Registration Rights

Subject to certain limitations, these stockholders are entitled to notice and to include their shares of common stock in any registration of our common stock initiated either for our own account or for the account of our other securityholders.

Limitations and Expenses

Other than in a demand registration, with specified exceptions, a holder’s right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations and incidental registrations will be paid by us, and all selling expenses, including underwriting discounts and commissions, will be paid by the holders of the securities being registered.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner.

Section 203 of the DGCL generally defines a “business combination” to include, among other things, any merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets.

In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our voting stock or any entity or person associated or affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered Board

Our second amended and restated certificate of incorporation and our amended and restated bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our second amended and restated certificate of incorporation and our amended and restated bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our second amended and restated certificate of incorporation and amended and restated bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our second amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our second amended and restated certificate of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our second amended and restated certificate of incorporation and our amended and restated bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our president or chief executive officer or our board of directors. In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Super-Majority Voting

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our second amended and restated certificate of incorporation described above.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is expected to be Continental Stock Transfer & Trust Company.

NASDAQ Global Market Listing

There is currently no established public trading market for our common stock. We have not yet applied to list our common stock on the Nasdaq Global Market under the trading symbol “BIOD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, we will have outstanding           shares of common stock, after giving effect to the issuance of           shares of common stock in this offering and the conversion of all outstanding shares of our preferred stock into an aggregate of 9,043,179 shares of our common stock and assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants outstanding as of March 15, 2007.

Of the shares to be outstanding immediately after the closing of this offering, the           shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock are “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after the offering; and

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Upon expiration of the 180-day lock-up period described below,           shares of our common stock will be eligible for sale under Rule 144, excluding shares eligible for resale under Rule 144(k) as described below. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the closing of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon the closing of this offering, without regard to manner of sale, the availability of public information about us or volume limitations, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates.

Upon the expiration of the 180-day lock-up period described below, approximately           shares of common stock will be eligible for sale under Rule 144(k).

Rule 701

Our directors, officers, other employees and consultants who acquired or will acquire shares of our common stock upon exercise of options granted under our 2004 Stock Incentive Plan prior to this offering are entitled to rely on Rule 701 under the Securities Act which permits such persons to resell those shares in reliance on Rule 144 beginning 90 days after the effective date of this prospectus but without compliance with the various restrictions, including holding period, contained in Rule 144. Subject to the lock-up agreements described below, approximately           shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

We, our directors and executive officers, substantially all of our existing stockholders and our option holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each party to a lock-up agreement has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus with any Canadian securities regulatory authority without the prior written consent of Morgan Stanley & Co. Incorporated.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of           shares of our common stock, including shares of common stock underlying outstanding warrants, will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see “Description of Capital Stock — Registration Rights” for additional information regarding these registration rights.

Stock Options

As of March 15, 2007 we had outstanding options to purchase 1,652,697 shares of our common stock, of which options to purchase 447,000 shares were vested. We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options issuable pursuant to our 2004 Stock Incentive Plan, 2005 Employee Stock Purchase Plan and the 2005 Non-Employee Directors’ Stock Option Plan following this offering. Please see “Management — Employee Benefit Plans” for additional information regarding these plans. Subject to the lock-up agreements and the restrictions imposed under the 2004 Stock Incentive Plan, 2005 Employee Stock Purchase Plan and the 2005 Non-Employee Directors’ Stock Option Plan,           shares of common stock issued under the 2004 Stock Incentive Plan, 2005 Employee Stock Purchase Plan and the 2005 Non-Employee Directors’ Stock Option Plan registered under the registration statement on Form S-8 will be available for sale in the open market subject to the volume limitations under Rule 144 applicable to affiliates and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Warrants

Upon the closing of this offering, we will have outstanding warrants to purchase an aggregate of 5,251,849 shares of our common stock at a weighted average exercise price of $3.78 per share. Any shares purchased pursuant to the cashless exercise features of these warrants will be freely tradable under Rule 144(k), subject to the 180-day lock-up period described above.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Leerink Swann & Co., Inc.
Natexis Bleichroeder Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below unless they exercise such option.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares of common stock.

	Per	Total
	Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied for listing of our common stock on the Nasdaq Global Market under the trading symbol “BIOD”.

We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, except that under certain circumstances they may make gifts and testamentary disposition;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, except we may file a Form S-8 under certain circumstances; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters; or

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

The 180 day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180 day restricted period we issue an earnings release or material event relating to us occurs, or

•	prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program below.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each Manager has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved           percent of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons associated with us. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. This 180-day lock-up period shall be extended with respect to our issuances of an earnings release or if a material event relating to us occurs, in the same manner as described above. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

LEGAL MATTERS

The validity of our shares of common stock being offered by this prospectus and certain other legal matters will be passed upon for us by Troutman Sanders LLP, New York, New York. Mr. William Freedman, a partner at Troutman Sanders LLP, owns 15,873 shares of Series B convertible preferred stock and warrants to purchase 12,062 shares of our common stock. Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements included in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report. Such financial statements and selected financial data have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus does not contain all of the information in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules to the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, are not necessarily complete and we refer you to the copy of the agreement or document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. You may read and copy the registration statement of which this prospectus is part at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of that website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. This registration statement and future filings will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above.

This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Biodel Inc.
Danbury, Connecticut

We have audited the accompanying balance sheets of Biodel Inc. (a development stage company) as of September 30, 2005 and 2006, and the related statements of operations, stockholders’ equity and cash flows for the years then ended and for the period from December 3, 2003 (inception) to September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biodel Inc. (a development stage company) at September 30, 2005 and 2006, and the results of its operations and cash flows for the years then ended and for the period from December 3, 2003 (inception) to September 30, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 of the financial statements, the Company restated its financial statements as of and for the year ended September 30, 2006 relating to the valuation of options to non-employees.

/s/ BDO Seidman, LLP

New York, New York
February 5, 2007, except for Note 2 to the financial statements, as to which the date is March 21, 2007

Biodel Inc.
(A Development Stage Company)

Balance Sheets
(in thousands, except share and per share amounts)

				Pro forma
				stockholders’
				equity at
	September 30,		December 31,	December 31,
	2005	2006	2006	2006
		(restated)	(unaudited)	(unaudited)

ASSETS
Current:
Cash and cash equivalents	$368	$17,539	$14,563
Prepaid and other assets	75	79	22

Total current assets	443	17,618	14,585
Property and equipment, net	699	644	834
Intellectual property, net	53	208	234
Deferred public offering costs	—	189	190

Total assets	$1,195	$18,659	$15,843

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current:
Accounts payable	$62	$1,357	$1,481
Accrued expenses:
Payroll and related	113	186	178
Other	21	255	511
Income taxes payable	3	13	13
Due to related party	155	250	250
Deferred compensation	187	250	250

Total current liabilities	541	2,311	2,683
Commitments
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized:
Series A convertible preferred stock, 1,050,000 shares authorized, 569,000 shares issued and outstanding, with a liquidation preference of $2,845 and an 8% non-cumulative dividend; no shares issued or outstanding pro forma (unaudited) and	6	6	6	$—
Series B convertible preferred stock, 6,500,000 shares authorized, 0, 6,198,179 and 6,198,179 (unaudited) shares issued and outstanding, with a liquidation preference of $24,421; no shares issued or outstanding pro forma (unaudited)	—	62	62	—
Common stock, $.01 par value; 50,000,000 shares authorized; 7,560,200, 7,565,900 and 7,575,063 (unaudited) issued and outstanding; 16,618,242 shares issued and outstanding pro forma (unaudited)	76	76	76	166
Additional paid-in capital	4,429	28,004	28,383	28,361
Deficit accumulated during the development stage	(3,857)	(11,800)	(15,367)	(15,367)

Total stockholders’ equity	654	16,348	13,160	$13,160

Total liabilities and stockholders’ equity	$1,195	$18,659	$15,843

See accompanying notes to financial statements.

Biodel Inc.
(A Development Stage Company)

Statements of Operations
(in thousands, except share and per share amounts)

	December 3,					December 3,
	2003					2003
	(inception) to					(inception) to
	September 30,	Year ended September 30,		Three months ended December 31		December 31,
	2004	2005	2006	2005	2006	2006
			(restated)	(unaudited)	(unaudited)	(unaudited)

Revenue	$—	$—	$—	$—	$—	$—

Operating expenses:
Research and development	580	2,573	5,960	923	2,493	11,606
General and administrative	193	517	1,450	395	1,264	3,424

Total operating expenses	773	3,090	7,410	1,318	3,757	15,030
Other (income) and expense:
Interest and other income	—	(9)	(182)	(1)	(190)	(381)
Interest expense	—	—	78	3	—	78
Loss on settlement of debt	—	—	627	—	—	627

Operating loss before tax provision	(773)	(3,081)	(7,933)	(1,320)	(3,567)	(15,354)
Tax provision	1	2	10	3	—	13

Net loss	$(774)	$(3,083)	$(7,943)	$(1,323)	$(3,567)	$(15,367)

Net loss per share — basic and diluted	$(0.10)	$(0.41)	$(1.05)	$(0.17)	$(0.47)

Weighted average shares outstanding — basic and diluted	7,500,000	7,512,442	7,562,779	7,560,408	7,564,820

Pro forma net loss per share — basic and diluted (unaudited)			$(0.68)		$(0.27)

Pro forma weighted average shares outstanding — basic and diluted (unaudited)			11,647,415		13,211,736

See accompanying notes to financial statements.

Biodel Inc.
(A Development Stage Company)

Statements of Stockholders’ Equity
(in thousands, except share and per share amounts)

			Series A preferred		Series B preferred
	Common stock		stock		stock			Deficit accumulated
	$.01 Par Value		$.01 Par Value		$.01 Par Value		Additional	during the	Total stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	development stage	equity

December 3, 2003 (inception) to September 30, 2004
Shares issued to founders	750	$—	—	$—	—	$—	$—	$—	$—
Effect of stock split approved December 23, 2004	7,499,250	75	—	—	—	—	(75)	—	—
Additional shareholder contributions	—	—	—	—	—	—	1,146	—	1,146
Founder’s compensation contributed to capital	—	—	—	—	—	—	208	—	208
Net loss	—	—	—	—	—	—	—	(774)	(774)

Balance, September 30, 2004	7,500,000	75	—	—	—	—	1,279	(774)	580
Additional shareholder contributions	—	—	—	—	—	—	514	—	514
Share-based compensation	—	—	—	—	—	—	53	—	53
Shares issued to employees and directors for services	60,200	1	—	—	—	—	60	—	61
July 2005 Private placement — Sale of Series A preferred stock, net of issuance costs of $379	—	—	569,000	6	—	—	2,460	—	2,466
Founder’s compensation contributed to capital	—	—	—	—	—	—	63	—	63
Net loss	—	—	—	—	—	—	—	(3,083)	(3,083)

Balance, September 30, 2005	7,560,200	76	569,000	6	—	—	4,429	(3,857)	654
Share-based compensation	—	—	—	—	—	—	1,007	—	1,007
July 2006 Private placement — Sale of Series B preferred stock, net of issuance costs of $1,795	—	—	—	—	5,380,711	54	19,351	—	19,405
July 2006 — Series B preferred stock units issued July 2006 to settle debt	—	—	—	—	817,468	8	3,194	—	3,202
Shares issued to employees and directors for services	5,700	—	—	—	—	—	23	—	23
Net loss	—	—	—	—	—	—	—	(7,943)	(7,943)

Balance, September 30, 2006 (restated)	7,565,900	76	569,000	6	6,198,179	62	28,004	(11,800)	16,348
Share-based compensation (unaudited)	—	—	—	—	—	—	348	—	348
Shares issued to employees, non-employees and directors for services (unaudited)	4,163	—	—	—	—	—	26	—	26
Stock options exercised (unaudited)	5,000	—	—	—	—	—	5	—	5
Net loss (unaudited)	—	—	—	—	—	—	—	(3,567)	(3,567)

Balance, December 31, 2006 (unaudited)	7,575,063	$76	569,000	$6	6,198,179	$62	$28,383	$(15,367)	$13,160

See accompanying notes to financial statements.

Biodel Inc.
(A Development Stage Company)

Statements of Cash Flows
(in thousands, except share and per share amounts)

	December 3,					December 3,
	2003					2003
	(inception) to	Year ended		Three months ended		(inception) to
	September 30,	September 30,		December 31,		December 31,
	2004	2005	2006	2005	2006	2006
			(restated)	(unaudited)		(unaudited)

Cash flows from operating activities:
Net loss	$(774)	$(3,083)	$(7,943)	$(1,323)	$(3,567)	$(15,367)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21	189	241	58	86	537
Founder’s compensation contributed to capital	208	63	—	—	—	271
Share-based compensation for employees and directors	—	45	175	24	228	448
Share-based compensation for non-employees	—	19	902	276	145	1,066
Loss on settlement of debt	—	—	627	—	—	627
Write-off of loan to related party	—	41	—	—	—	41
Increase in prepaid expenses	(3)	(22)	—	21	7	(18)
Increase in:
Accounts payable	30	33	1,295	78	128	1,486
Income taxes payable	1	2	10	—	—	13
Deferred compensation	—	187	63	63	—	250
Accrued expenses	—	134	706	106	247	1,087

Total adjustments	257	691	4,019	626	841	5,808

Net cash used in operating activities	(517)	(2,392)	(3,924)	(697)	(2,726)	(9,559)

Cash flows from investing activities:
Purchase of property and equipment	(357)	(551)	(180)	(14)	(274)	(1,362)
Acquisition of intellectual property	(10)	(44)	(161)	(36)	(28)	(243)
Loan to related party	(41)	—	—	—	—	(41)

Net cash used in investing activities	(408)	(595)	(341)	(50)	(302)	(1,646)

Cash flows from financing activities:
Proceeds from sale of common stock to founders	—	—	—	—	5	5
Loan from Steiner Ventures, LLC	—	154	(154)	—	—	—
Deferred public offering costs	—	—	(190)	(14)	—	(190)
Shareholder contribution	1,146	514	—	—	—	1,660
Net proceeds from sale of Series A preferred stock	—	2,466	—	—	—	2,466
Proceeds from bridge financing	—	—	2,575	500	—	2,575
Net proceeds from sale of Series B preferred stock	—	—	19,205	—	47	19,252

Net cash provided by financing activities	1,146	3,134	21,436	486	52	25,768

Net increase (decrease) in cash and cash equivalents	221	147	17,171	(261)	(2,976)	14,563
Cash and cash equivalents, beginning of period	—	221	368	368	17,539	—

Cash and cash equivalents, end of period	$221	$368	$17,539	$107	$14,563	$14,563

Supplemental disclosures of cash flow information:
Cash paid for interest and income taxes was:
Interest	$—	$—	$9	$—	$—	$9
Income taxes	—	1	2	—	—	2
Non-cash financing and investing activities:
Receivable due for Series B preferred stock issued	$—	$—	$50	$—	$—	$50
Settlement of debt with Series B preferred stock	—	—	3,202	—	—	3,202
Accrued expenses settled with Series B preferred stock	—	—	150	—	—	150

See accompanying notes to financial statements.

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

1.	Business and Basis of Presentation

Business

Biodel Inc. (“Biodel” or the “Company” and formerly, Global Positioning Group Ltd.) is a development stage specialty pharmaceutical company located in Danbury, Connecticut. The Company was incorporated in the State of Delaware and commenced operations on December 3, 2003. The Company is focused on the development and commercialization of innovative treatments for endocrine disorders, such as diabetes and osteoporosis. The Company develops product candidates by applying proprietary formulation technologies to existing drugs in order to improve their therapeutic results. The Company’s initial development efforts are focused on peptide hormones. The Company has two insulin product candidates currently in clinical trials for the treatment of diabetes. Additionally, the Company has two preclinical product candidates for the treatment of osteoporosis.

The Company has developed all of its product candidates utilizing its proprietary VIAdeltm technology that allows the Company to study the interaction between peptide hormones and small molecules.

Basis of Presentation

The Company is in the development stage, as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises”, as its primary activities since incorporation have been establishing its facilities, recruiting personnel, conducting research and development, business development, business and financial planning and raising capital. Since its inception and through December 31, 2006, the Company has incurred accumulated net losses of approximately $15,400.

Management plans to raise additional funds through the issuance of equity securities in an initial public offering or a private equity transaction. Management believes the Company’s existing capital resources together with proceeds anticipated from the initial public offering or private equity transaction will enable it to continue planned operations into the first quarter of calendar year 2009. However, the Company cannot provide assurance that its plans will not change or that changed circumstances will not result in the depletion of its capital resources more rapidly than it currently anticipates. If planned operating results are not achieved or the Company is not successful in raising additional equity financing, management believes that planned expenditures could be reduced substantially, extending the time period over which the Company’s currently available capital resources will be adequate to fund the Company’s operations. In either case, Biodel will need to finance future cash needs through public or private equity offerings, debt financing or corporate collaboration and licensing arrangements. The Company does not currently have any commitments for future external funding.

Common Stock Split

On December 23, 2004, the Company’s stockholders approved a 10,000-for-1 common stock split. All references to share and per share amounts in the financial statements reflect this stock split.

Unaudited Pro Forma Stockholders’ Equity

The Company’s board of directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in an initial public offering. Upon the closing of the initial public offering, all of the shares of convertible preferred stock will be converted into 9,043,179 shares of common stock. The unaudited pro forma stockholders’ equity reflects the conversion of all outstanding convertible preferred stock into common stock as if such conversion had occurred at December 31, 2006.

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

Interim Financial Information

The financial statements as of December 31, 2006 and for the three months ended December 31, 2005 and 2006 and for the period from December 3, 2003 (inception) through December 31, 2006 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and, in the opinion of management, include all adjustments, consisting of only normal recurring accruals, necessary to state fairly the financial information set forth therein, in accordance with accounting principles generally accepted in the United States.

The results of operations for the interim period ended December 31, 2006 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending September 30, 2007.

2.	Summary of Significant Accounting Policies

Research and Development Costs

The Company is in the business of research and development and, therefore, research and development costs include, but are not limited to, salaries and benefits, lab supplies, preclinical fees, clinical trial and related clinical manufacturing costs, allocated overhead costs and professional service providers. Research and development costs are expensed when incurred. Research and development costs aggregated $580, $2,573 and $5,960 for the period from December 3, 2003 (inception) to September 30, 2004 and years ended September 30, 2005 and 2006, respectively. Research and development costs aggregated $923 and $2,493 for the three months ended December 31, 2005 and 2006, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and assumptions including, but not limited to, accruals, income taxes payable, and deferred tax assets. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers currency on hand, demand deposits and all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash and cash equivalents. At September 30, 2006, cash equivalents of $17,532 are primarily held in a money market account.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts payable, and accrued expenses approximate their fair values due to their short maturities.

Intangible Asset

The intangible asset consists primarily of costs associated with prosecuting patents for the Company’s technology and is amortized using the straight-line method over twenty years. If the Company determines that a

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

patent will not be granted or will not result in future revenues, the costs related to such patent will be expensed in full on the date of that determination. Amortization expense for the period from December 3, 2003 (inception) to September 30, 2004 and for the years ended September 30, 2005 and 2006 was $0, $1, and $6, respectively.

Property and Equipment

Property and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed in the period the cost is incurred. Property and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, or the remaining term of the lease, whichever is less. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in other income (expense) in the statement of operations.

Deferred Public Offering Costs

These costs represent primarily legal and other direct costs related to the Company’s efforts to raise capital through a public sale of the Company’s common stock. These costs are being deferred until the completion of an initial public offering at which time they will be netted against the proceeds. If the Company terminates its plan for an initial public offering, it will expense these costs immediately.

Impairment of Long-Lived Assets

Whenever events or changes in circumstances indicate that the carrying amounts of a long-lived asset may not be recoverable, the Company reviews these assets for impairment and determines whether adjustments are needed to carrying values. There were no adjustments to the carrying value of long-lived assets at September 30, 2005 and 2006.

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred as a result of temporary differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is provided to reduce deferred tax assets to the amount of future tax benefit when it is more likely than not that some portion of the deferred tax assets will not be realized. Projected future taxable income and ongoing tax planning strategies are considered and evaluated when assessing the need for a valuation allowance. Any increase or decrease in a valuation allowance could have a material adverse or beneficial impact on the Company’s income tax provision and net income or loss in the period which the determination is made.

Concentration of Risks and Uncertainties

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company deposits excess cash with a major financial institution in the United States. Balances may exceed the amount of insurance provided on such deposits. The Company believes that its investment policy guideline for its excess cash maintains safety and liquidity through its policies on credit requirements, diversification and investment maturity.

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

The Company has experienced significant operating losses since inception. Since inception and through December 31, 2006, the Company had a deficit accumulated during the development stage of approximately $15,400. The Company has generated no revenue to date. The Company has funded its operations to date principally from the sale of securities. The Company expects to incur substantial additional operating losses for the next several years and will need to obtain additional financing in order to complete the clinical development of VIAjecttm and three other product candidates, launch and commercialize the product candidates, if it receives regulatory approval, and continue research and development programs. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

The Company is currently developing its first product candidates and has no products that have received regulatory approval. Any products developed by the Company will require approval from the U.S. Food and Drug Administration (“FDA”) or foreign regulatory agencies prior to commercial sales. There can be no assurance that the Company’s products will receive the necessary approvals. If the Company is denied such approvals or such approvals are delayed, it would have a material adverse effect on the Company’s future operating results.

To achieve profitable operations, the Company must successfully develop, test, manufacture and market products, as well as secure the necessary regulatory approvals. There can be no assurance that any such products can be developed successfully or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors would have a material adverse effect on the Company’s future financial results.

Share-Based Compensation

Effective October 1, 2005, the Company adopted SFAS No. 123 (Revised 2004) (“SFAS 123(R)”), “Share-Based Payments” on a retrospective basis, to account for awards granted under the Company’s Stock Incentive Plan. SFAS 123(R)requires the Company to recognize share-based compensation arising from compensatory share-based transactions using the fair value at the grant date of the award. Determining the fair value of share-based awards at the grant date requires judgment. The Company uses an option-pricing model (Black-Scholes pricing model) to assist in the calculation of fair value. Due to its limited history, the Company uses the “calculated value method” which relies on comparable company implied volatility and uses the average of i) the weighted average vesting period and ii) the contractual life of the option, or eight years, as the estimated term of the option.

The risk free rate of interest for periods within the contractual life of the stock option award is based on the yield of U.S. Treasury strips on the date the award is granted with a maturity equal to the expected term of the award. The Company estimates forfeitures based on actual forfeitures during its limited history. Additionally, the Company has assumed that dividends will not be paid.

For warrants or stock options granted to non-employees, the Company measures fair value of the equity instruments utilizing the Black-Scholes model, if that value is more reliably measurable than the fair value of the consideration or service received. The fair value of these instruments are periodically revalued as the options vest, and are recognized as expense over the related period of service or vesting period, whichever is longer. The total cost expensed for options granted to non-employees for the years ended September 30, 2005 and 2006 and three months ended December 31, 2005 and 2006 was $19, $902, $276 and $145, respectively.

The Company expenses ratably over the vesting period the cost of the stock options granted to employees and directors. No options were issued in the period from December 3, 2003 (inception) to September 30, 2004. The total compensation cost expensed for the years ended September 30, 2005 and 2006 and the three months ended

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

December 31, 2005 and 2006 was $26, $110, $24 and $228, respectively. At December 31, 2006, the total compensation cost related to non-vested options not yet recognized is $5,251 which will be recognized over the next three years assuming the employees complete their service period for vesting of the options. The Black-Scholes pricing model assumptions are as follows and were determined as discussed above:

	Year ended
	September 30,		Three months ended December 31,
	2005	2006	2005	2006
			(unaudited)

Expected life (in years)	5.25	5.25	5.25	5.25
Expected volatility	40%	40%	40%	40%
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	3.62% - 3.88%	3.77% - 4.90%	4.30% - 4.44%	4.48% - 4.83%
Weighted-average grant date fair value	$.08	$.56	$1.22	$7.09

Recent Accounting Pronouncements

In September 2006, the Financial Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Earlier application is encouraged. The Company anticipates the adoption of this accounting pronouncement will not have a material effect on our financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”.  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the effect this pronouncement will have on its financial statements and does not expect it to be material.

In February 2006, the FASB issued FAS 155 (“SFAS No. 155”), “Accounting for Certain Hybrid Financial Instruments”, an amendment of FASB Statements No. 133 and 140. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise have to be accounted for separately. The new statement also requires companies to identify interests in securitized financial assets that are freestanding derivatives or contain embedded derivatives that would have to be accounted for separately, clarifies which interest-and-principal-only strips are subject to Statement 133 and amends Statement 140 to revise the conditions of a qualifying special purpose entity due to the new requirement to identify whether interests in securitized financial assets are freestanding derivatives or contain embedded derivatives. The Company chose to adopt this pronouncement beginning October 1, 2006 and it did not have a material effect on its financial statements.

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

In December 2006, the FASB issued FASB Staff Position (“FSP”) No. 00-19-2 Accounting for Registration Payment Arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. This FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. This FSP shall be effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of this FSP. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this FSP, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company early adopted the FSP as of October 1, 2006 and it did not have any effect on its financial statements.

Restatement

The Company restated its financial statements as of and for the year ended September 30, 2006 to correct an error in the calculation of non-cash compensation expense, related to options issued to non-employees. The incorrect measurement date was used in originally calculating this non-cash compensation expense. As a result, the Company has recorded additional non-cash expense for these options. The effect of the $764 restatement on the Company’s balance sheet at September 30, 2006 and statement of operations for the year then ended is summarized below:

	Previously
Year ended September 30, 2006	Reported	As Restated

Statement of Operations:
Research and development	$5,764	$5,960
General and administrative	882	1,450
Net loss	7,179	7,943

	Previously
September 30, 2006	Reported	As Restated

Balance Sheet:
Additional paid-in-capital	$27,240	$28,004
Deficit accumulated during the development stage	(11,036)	(11,800)

3.	Net Loss per Share

Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average number of common shares outstanding during the period. All potentially dilutive common shares have been excluded from the calculation of weighted average common shares outstanding since their inclusion would be antidilutive.

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

The amount of options and warrants excluded are as follows:

	Period from
	December 3,
	2003
	(inception) to			Three months ended
	September 30,	Year ended September 30,		December 31,
	2004	2005	2006	2005	2006
				(unaudited)

Warrants for Common Stock	—	—	4,823,224	—	4,823,224
Common shares underlying warrants for Series A Preferred Stock	—	279,500	279,500	279,500	279,500
Common shares underlying Warrants for Series B Preferred Stock	—	—	149,125	—	149,125
Stock options	—	544,000	1,110,500	946,500	1,562,697

The effects of conversion of the preferred stock were excluded from the weighted average share calculation, as the effect would have been antidilutive. An aggregate of 2,845,000 shares of common stock would be issuable upon conversion of the Series A preferred stock and an additional 6,198,179 shares of common stock would be issuable upon conversion of the Series B preferred stock.

Pro Forma Net Loss per Share

Management believes that the additional disclosure below is useful to investors because it shows what basic loss per share would have been if the conversions of the Company’s preferred stock (which are to occur upon completion of the Company’s initial public offering, See Note 8) had occurred as of the original issuance date.

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

The calculation of unaudited pro forma basic and diluted net loss per common share assumes the conversion of all shares of Series A and Series B convertible preferred stock into shares of common stock using the as-if-converted method, as if such conversion had occurred as of December 3, 2003 (inception), or the original issuance date, if later. The Company’s unaudited pro forma net loss per share is as follows:

	Period from
	December 3, 2003
	(inception) to			Three months ended
	September 30,	Year ended September 30,		December 31,
	2004	2005	2006	2005	2006
				(unaudited)

Numerator:
Net loss, as reported (in thousands)	$(774)	$(3,083)	$(7,943)	$(1,323)	$(3,567)
Denominator:
Shares used to compute basic and diluted net loss per share, as reported	7,500,000	7,512,442	7,562,779	7,560,408	7,564,820
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock on the original issuance dates (unaudited)	—	1,070,165	4,084,636	2,845,000	5,646,916
Pro forma shares used in basic and diluted pro forma net loss per share (unaudited)	7,500,000	8,582,607	11,647,415	10,405,408	13,211,736
Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)	$(0.10)	$(0.36)	$(0.68)	$(0.13)	$(0.27)

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

4.	Property and equipment

Property and equipment consists of the following:

	September 30,		December 31,
	2005	2006	2006
			(unaudited)

Furniture and fixtures	$64	$77	$96
Leasehold improvements	483	539	599
Laboratory equipment	273	352	357
Manufacturing equipment	0	0	103
Computer equipment and other	88	120	207

Total	908	1,088	1,362
Less: Accumulated depreciation and amortization	209	444	528

	$699	$644	$834

Depreciation expense for the period from December 3, 2003 (inception) to September 30, 2004 and for the years ended September 30, 2005 and 2006 and the three months ended December 31, 2005 and 2006 was $21, $188, $235, $57 and $84, respectively.

5.	Related Party Transactions

The following is a description of material transactions, other than compensation arrangements, since the Company’s incorporation on December 3, 2003 to which the Company has been a party and in which any of its directors, executive officers or persons who it knows held more than five percent of any class of capital stock, including their immediate family members who had or will have a direct or indirect material interest. The Company believes that the terms obtained or consideration paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would have been paid or received, as applicable, in arm’s-length transactions.

Issuance of Series A Convertible Preferred Stock

Between March and July 2005, the Company issued and sold an aggregate of 35,000 shares of its Series A convertible preferred stock (see Note 8) to two executive officers and one director.

A director and stockholder of Biodel is also a Managing Director of Capital Markets for McGinnSmith & Company, Inc. (“MSI”). MSI served as placement agent in connection with the offering of the Series A convertible preferred stock pursuant to a letter agreement (the “Letter Agreement”), for which MSI received $280 (excluding $15 reimbursement for expenses) and warrants to purchase 55,900 shares of Series A convertible preferred stock at $5.00 per share. The fair value of the warrants was $53 and was computed using the Black-Scholes pricing model using the following assumptions: term of 7 years; volatility rate of 40%; risk free rate of 3.65% and a dividend yield of 0.0%, which was treated as cost of raising capital.

In July 2005, Steiner Ventures LLC, (“SV”), an entity controlled by Dr. Solomon S. Steiner, Chairman and Chief Executive Officer, entered into a subscription agreement with the Company to purchase 60,000 shares of the Series A convertible preferred stock at a price of $5.00 per share which could be accepted by the Company at any

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

time until July 2006. At a meeting of the board of directors held on October 24, 2005, the board of directors approved, with the agreement of SV, the amendment of that subscription agreement into a subscription to purchase 12 Units in the Bridge Financing (see Note 9) for $300. The Company accepted this subscription and SV purchased the Units.

Since all securities contemplated to be issued pursuant to the SV subscription agreement were to be issued at fair value, no value was ascribed to the subscription agreement or amendment.

Bridge Financing

Between February and May 2006 the Company completed a Bridge Financing (see Note 9). Four executive officers and one director purchased an aggregate of 23 units, or $575, as part of the financing. These units were subsequently settled with 182,540 shares of Series B convertible preferred stock (see Note 8) and warrants to purchase 138,709 shares of common stock.

In connection with the sales of units in the Bridge Financing, the Company paid MSI an aggregate commission of $70 and issued to MSI additional warrants to purchase 22,222 shares of Series B convertible preferred stock and a warrant to purchase 16,887 shares of common stock in connection with the settlement of the units with Series B convertible preferred stock. The fair value of the warrants was $16 as computed using the Black-Scholes pricing model using the following assumptions: term of 3.5 years; volatility rate of 40%; risk free rate of 5.05% and a dividend yield of 0.0%.

Issuance of Series B Convertible Preferred Stock

On July 19, 2006, the Company issued and sold 38,071 shares of Series B convertible preferred stock (see Note 8) and a warrant to purchase 28,930 shares of common stock to its Chief Executive Officer in exchange for a $150 bonus that was earned by him during the calendar year ended December 31, 2005 but voluntarily deferred. At September 30, 2005, the Company accrued $113 of the bonus and the balance of $37 was expensed in fiscal 2006. The full amount of the accrued bonus was exchanged for Series B convertible preferred stock on July 19, 2006.

In connection with the issuance of the Series B convertible preferred stock, the Company retained MSI to serve as placement agent pursuant to an amendment to the Letter Agreement. MSI was paid (a) an aggregate commission of $350 from the sale of the Series B convertible preferred stock, (b) a warrant to purchase 126,903 shares of Series B convertible preferred stock and (c) a warrant to purchase 96,432 shares of common stock. On July 19, 2006, the Company also sold and issued to a director 12,690 shares of Series B convertible preferred stock and a warrant to purchase 9,643 shares of common stock. At the completion of the Series B preferred stock financing, the lead investor remitted the monies for its investment in the Series B Round net of offering-related expenses incurred by the investor group for which Biodel was responsible. Total offering expenses were approximately $2,000, of which $1,470 was commissions for the placement of the offering. A director of the Company had arranged to pay for an investment in the Series B preferred stock financing (the “Investment”) utilizing a portion of commissions due. Since the monies due for the commission were not received by Biodel, the purchase price of the Investment could not be deducted from the monies received. The fair values of the warrants for common stock were $94 and $9 and were computed using the Black-Scholes pricing model using the following assumptions: term of 3.5 years; volatility rate of 40%; risk free rate of 5.05% and a dividend yield of 0.0%. The fair value of the warrants for preferred stock was $74 and was computed using the Black-Scholes pricing model using the following

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

assumptions: term of 3.5 years; volatility rate of 20%; risk free rate of 4.70% and a dividend yield of 0.0%. These amounts were treated as cost of raising capital.

The director paid the monies due for the Investment; however the payment was received after September 30, 2006. Therefore, the $50 amount due has been accounted for as a receivable at September 30, 2006 and has been included in prepaid and other assets on the balance sheet.

Deferred Compensation

On December 15, 2005, the board of directors authorized a bonus to be paid to SV, if the Chairman and Chief Executive Officer directed the completion of a successful financing in excess of $10,000. Pursuant to that board resolution, the Company owes SV $250 because of the issuance of the Series B convertible preferred stock during the year ended September 30, 2006 but payment was deferred by Dr. Steiner. The Company recorded compensation expense for this bonus and has reflected the balance as due to related party at September 30, 2006.

Separately, Dr. Steiner voluntarily deferred his calendar year compensation of $250. The Company recorded compensation expense for this salary and has reflected the balance as deferred compensation at September 30, 2006.

Related Party Loans

In 2004, the Company issued a non-collateralized loan to an executive officer for $41. The loan and accrued interest were forgiven in November 2004 and the Company recorded a general and administrative expense for this amount in the year ended September 30, 2005. In December 2004, the Board of Directors adopted a policy prohibiting extending loans to the Company’s officers and directors.

In 2004, SV loaned $150 to the Company which was repaid in July 2006 with interest.

6.	Commitments

Employment Agreements

The Company entered into two employment agreements with the Chief Executive Officer and the Vice President of Research & Development for a term of three years, effective December 31, 2004.

In November 2006, the Company entered into an employment agreement with the Chief Financial Officer and Treasurer for a term of one year.

The total base salary for all three agreements is $595. Bonuses are at the discretion of, and awarded by, the board of directors.

Leases

The Company leases a facility in Danbury, Connecticut under a three-year agreement. The lease provides for annual basic lease payments of $60, plus operating expenses. Lease expense for the period from December 3, 2003 (inception) to December 31, 2006, for the three months ended December 31, 2005 and 2006 and for the years ended September 30, 2005 and 2006 and three months ended December 31, 2005 and 2006 and were $9, $73, $79, $18 and $26, respectively. On September 28, 2006, the Company elected to renew the lease through January 31, 2010.

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

The property is leased from a company controlled by a non-affiliated stockholder of the Company.

Minimum lease payments under this agreement as of September 30, 2006 are as follows:

Years ending September 30,

2007	$76
2008	79
2009	83
2010	28

Total	$266

On October 19, 2006, the Company entered into another lease for a secondary facility in Danbury, Connecticut under a thirty-eight month operating agreement. The lease provides for annual basic lease payments of $27, plus operating expenses.

7.	Income Taxes

At September 30, 2006, the Company had available federal net operating loss carryforwards of approximately $9,802 which expire commencing in fiscal 2024 through 2026 and $9,802 of state net operating loss carryforwards, which expire commencing in 2024 through 2026. The Company also has federal research and development credit carryovers of approximately $313, which expire commencing in fiscal 2024.

Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the Company’s ability to use its pre-change of control net operating loss carry forward and other pre-change tax attributes against its post-change income may be limited.

Due to the cumulative impact of the Company’s equity issuances over the past two years, a change of ownership occurred upon the issuance of the Company’s Series B convertible preferred stock in July 2006. As a result, the total net operating losses will be subject to an annual base limitation. The amounts above are shown gross of the limitation.

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

Total deferred tax assets and valuation allowances at September 30, 2005 and 2006 are as follows:

	September 30,
	2005	2006
		(restated)

Future tax benefits related to temporary differences on the following:
Net operating losses	$1,444	$4,374
Research and development credit	96	313
Other	98	156

Total deferred tax asset	1,638	4,843
Less: Valuation allowance	1,638	4,843

Net deferred tax asset	$—	$—

The entire gross deferred tax asset is offset by a valuation allowance. As the Company has not yet achieved profitable operations, management believes the tax benefits as of September 30, 2006 did not satisfy the realization criteria set forth in SFAS 109 and therefore has recorded a valuation allowance for the entire deferred tax asset.

The Company files its tax returns on a calendar year basis. For the period ended September 30, 2004 and the years ended September 30, 2005 and 2006, the Company only had to pay state taxes.

8.	Stockholders’ Equity

Common Stock

The Company’s authorized common stock consists of 50,000,000 shares of a single class of common stock, having a par value of $0.01 per share. The holders of the common stock are entitled to one vote for each share and have no cumulative voting rights or preemptive rights.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, having a par value of $0.01 per share. The Company’s preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Company’s Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation and conversion, redemption rights and sinking fund provisions. The issuance of preferred stock could reduce the rights, including voting rights, of the holders of common stock and, therefore, could reduce the value of the common stock. In particular, specific rights granted to holders of preferred stock could be used to restrict the Company’s ability to merge with or sell the Company’s assets to a third party, thereby preserving control of the Company by existing management.

Series A Convertible Preferred Stock

The Company authorized 1,050,000 shares of Series A convertible preferred stock with certain rights and privileges. As long as the Series A convertible preferred stock is outstanding, the Company may not issue any class

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

of preferred stock with rights greater than the Series A convertible preferred stock and may issue up to an additional $45,000 of shares of preferred stock with dividend and liquidation rights equal to the Series A convertible preferred stock. In July 2005, the Company completed a private placement of 569,000 shares of its Series A convertible preferred stock and received proceeds of $2,845. Fees incurred as part of the private placement totaled $379.

Prior to making any payment of dividends to the holders of the common stock or other securities junior in right to the Series A convertible preferred stock, the Company is obligated to pay the holders of the Series A convertible preferred stock a non-cumulative cash dividend in an amount equal to 8% per annum. The holders of the Series A convertible preferred stock have the right to elect, as a class, one person to the board of directors of the Company and the board of directors of the Company shall consist of no more that five persons. For all other matters, the holders of the Series A convertible preferred stock have the right to vote with the holders of common stock on an as-converted basis.

In the event of the Company’s liquidation, dissolution or winding up, the holders of shares of the Series A convertible preferred stock then outstanding shall be entitled to receive, out of the Company’s assets, a liquation preference amount equal to $5.00 per share, or $2,845, on the Series A convertible preferred stock before any payment shall be made or any assets distributed to the holders of the common stock or any other junior stock.

Each holder of Series A convertible preferred stock may at any time, at such holder’s option, convert the Series A convertible preferred stock into a number of fully paid and non-assessable shares of the common stock equal to the quotient of $5.00 divided by $1.00. Each share of Series A convertible preferred stock shall automatically convert into such number of shares of common stock as is determined using the same formula above immediately subsequent to the date of a qualified initial public offering (as defined in the Certificate of Designation of the Series A convertible preferred stock).

In connection with the Series A convertible preferred stock issuance, the Company entered into a registration rights agreement with the purchasers of its stock, which provides, among other things, for liquidated damages if the Company were initially unable to register and obtain an effective registration of the securities within the allotted time. The stockholders cannot demand registration until one hundred and eighty (180) days after the Company shall have effected a qualified initial public offering. The penalties are (i) one and three quarters (1 3/4%) percent of the aggregate number of shares of underlying common stock for each month, or part thereof, after a ninety (90) day period that a registration statement is not filed with the SEC or (ii) one (1%) percent of the aggregate number of shares of underlying common stock for each month if the forgoing filed registration statement is not declared effective by the SEC within one hundred and twenty (120) days.

As part of the compensation agreement, the placement agent received 279,500 Series A Warrants. Each warrant consists of the right to purchase one share of fully paid and non-assessable common stock for a period of seven years which expires on July 12, 2012. The exercise price of each warrant is $1 per share. The exercise price may be paid in cash or by tendering common stock. The warrants are transferable and provide for anti-dilution protection. The Company evaluated the warrants in accordance with Emerging Issues Task Force (EITF) 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock” (EITF 00-19), and concluded they should be classified as equity on the balance sheet.

As a result of the conversion option, the Company considered (“EITF”) No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”) and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (EITF 00-27). The Company

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

determined that the issuance of the Series A convertible preferred stock did not result in a beneficial conversion feature calculated in accordance with EITF Issue 98-5.

Series B Convertible Preferred Stock

The Company authorized 6,500,000 shares of Series B convertible preferred stock (“Series B Preferred Stock”) of which 6,198,179 shares are issued and outstanding as of September 30, 2006. The Series B Preferred Stock ranks pari passu with the Series A convertible preferred stock and senior to all other equity securities of the Company as to rights on liquidation. The holders of the Series B convertible preferred stock are entitled to receive dividends when and if declared by the Company’s Board of Directors, out of legally available funds. In July 2006, the Company completed a private placement of 5,380,711 shares of its Series B preferred stock and received gross proceeds of $21,200 and as part of the private placement, fees incurred totaled $1,795. Additionally in July 2006, 817,468 shares of Series B preferred stock and 621,179 common stock warrants were issued to repay the Company’s Bridge Financing units (see Note 9).

The holders of the Series B Preferred Stock have the right to elect, as a class, three persons to the board of directors of the Company and the board of directors of the Company shall consist of no more than nine persons. The holders of Series B Preferred Stock are entitled to vote on all matters submitted to stockholders and shall be entitled to the number of votes equal to the number of shares into which the preferred stock is convertible.

In the event of the Company’s liquidation, dissolution or winding up, the holders of shares of the Series B Preferred Stock then outstanding shall be entitled to receive, out of the Company’s assets, a liquidation preference amount equal to the amount that the holders of the shares of Series B Preferred Stock would be entitled to receive in connection with such liquidation, if all the holders of Series B Preferred Stock had converted their shares into common stock immediately prior to any liquidation or $24,421.

Each holder of the Series B Preferred Stock may, at such holder’s option, at any time convert into a number of fully paid and non-assessable shares of common stock equal to the quotient of $3.94 (plus an amount equal to all accrued and unpaid dividends) divided by $3.94. Each share of Series B Preferred Stock shall automatically convert into such number of shares of common stock as is determined by the same formula above immediately subsequent to the date of a qualified initial public offering (as defined in the Certificate of Designation of the Series B Preferred Stock). In conjunction with the Series B Preferred Stock financing, the Company issued 4,088,726 warrants. Each warrant consists of the right to purchase one share of fully paid and non-assessable common stock for a period of seven years which expires on July 19, 2013. The exercise price of each warrant is $3.94 per share. The exercise price may be paid in cash or by tendering common stock. The warrants are transferable, but the underlying common stock will not be registered under the Securities Act, except that the Company is required to undertake such a registration six months after a qualified initial public offering. In the event the Company issues common stock or rights to purchase common stock below the then conversion price, then the price per share at which the Series B preferred stock is to be converted shall be reduced to the weighted average of the existing conversion price per share and the price per share of the newly-issued stock or rights.

As part of the compensation agreement relating to the Series B Preferred Stock transaction, the placement agent received 126,903 Agent Series B Preferred Warrants and 96,432 common stock warrants. Each such warrant consists of the right to purchase one share of Series B Preferred Stock for a period of seven years which expires on July 19, 2013. The exercise price of each warrant is $3.94 per share. The exercise price may be paid in cash or by tendering common stock. In the event the Company issues common stock or rights to purchase common stock

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

below the then conversion price, then the price per share at which the Series B preferred stock is to be converted shall be reduced to the weighted average of the existing conversion price per share and the price per share of the newly-issued stock or rights.

Also, as part of the compensation agreement relating to the bridge financing transaction, the placement agent received an aggregate of 22,222 Series B Preferred warrants and 16,887 common stock warrants. Each warrant consists of the right to purchase one share of fully paid and non-assessable common stock for a period of seven years which expires on July 19, 2012. The exercise price of each warrant is $3.94 per share. The exercise price may be paid in cash or by tendering common stock. In the event the Company issues common stock or rights to purchase common stock below the then conversion price, then the price per share at which the Series B preferred stock is to be converted shall be reduced to the weighted average of the existing conversion price per share and the price per share of the newly-issued stock or rights.

The Company evaluated all the warrants in accordance with EITF 00-19 and concluded they should be classified as equity on the balance sheet.

As a result of the conversion option, the Company considered EITF 98-5 and determined that the issuance of the Series B convertible preferred stock did not result in a beneficial conversion feature.

Shares Reserved for Future Issuance

As of September 30, 2006, the Company reserved shares of common stock for future issuance as follows:

2004 employee stock option plan	2,200,000
Conversion of Series A preferred stock	4,500,000
Exercise of warrants issued to placement agent	450,000
Conversion of Series B preferred stock and exercise of warrants	10,563,432

17,713,432

Stock Incentive Plan

The Company established the 2004 Stock Incentive Plan on October 1, 2004 (the “Plan). The Plan provides for the granting of shares of common stock or securities convertible into or exercisable for shares of common stock, including stock options (“Incentive Stock Options”) to directors, employees, consultants and advisors of or to the Company. Incentive Stock Options can be awarded only to persons who are employees of the Company at the time of the grant. Stock options are exercisable at the conclusion of the vesting period. Employees can exercise their vested shares up to 90 days after termination of services. A total of 2,200,000 options to purchase the equivalent number of shares of common stock may be issued pursuant to the Stock Incentive Plan. No awards may be granted under the plan after October 1, 2014.

The Plan shall be administered by either the board of directors of the Company or a Committee thereof, which determines the terms and conditions of the awards granted under the Plan, including the recipient of the award, the nature of the award, the exercise price of the award, the number of shares subject to the award and the exercisability thereof.

Non-employee directors are not entitled to receive awards other than the non-qualified stock options the plan directs be issued to non-employee directors.

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

From December 3, 2003 (inception) through March 26, 2007, the Company granted stock options with exercise prices as follow:

				Weighted
		Weighted	Weighted	Average
	Number of	Average	Average	Intrinsic
	Options	Exercise	Fair Value	Value per
Grants Made During Quarter Ended	Granted	Price	per Share	Share
December 31, 2004	426,000	$1.00	$0.59	$—
June 30, 2005	118,000	1.00	0.59	—
December 31, 2005	412,500	4.00	3.32	—
March 31, 2006	55,000	4.00	3.32	—
September 30, 2006	184,000	4.00	6.66	2.66
December 31, 2006 (unaudited)	532,197	7.09	8.95	1.86
March 26, 2007 (unaudited)	90,000	8.95	8.95	—

The fair value per share is being recognized as compensation expense over the applicable vesting period.

The fair value of the common stock for the grants from December 23, 2004 through November 1, 2006 was determined using a retrospective valuation. The fair value of the common stock for the grants during December 2006 was determined contemporaneously with the grants.

The following table summarizes the stock option activity through December 31, 2006:

		Weighted average
	Number	Exercise Price

Balance, September 30, 2004	—	—
Granted	544,000	$1.00

Balance, September 30, 2005	544,000	1.00
Granted	651,500	4.00
Forfeited, expired	85,000	2.41

Outstanding balance, September 30, 2006	1,110,500	2.29

Granted (unaudited)	532,197	7.09
Exercised (unaudited)	5,000	1.00
Forfeited, expired (unaudited)	75,000	4.00

Outstanding balance, December 31, 2006 (unaudited)	1,562,697	$3.85

Exercisable shares, December 31, 2006 (unaudited)	419,375	1.83

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

The following table summarizes option data for currently outstanding and exercisable options as of December 31, 2006:

		Weighted	Weighted		Weighted
		average	average		average
Range of	Number	remaining	exercise	Number	exercise
Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$1.00	539,000	78 Months	$1.00	303,750	$1.00
$4.00	491,500	89 Months	$4.00	115,625	$4.00
$8.95	532,197	95 Months	$7.09	—	$7.09

Total	1,562,697	84 Months	$3.85	419,375	$1.23

9.	Bridge Financing Units

Between February and May 2006, the Company completed a Bridge Financing whereby it issued and sold 103 Units. Each Unit consisted of an interest-bearing promissory note (the “Note”) and a warrant. Gross proceeds received were $2,575 and fees incurred totaled $227.

The principal amount of each Note was $25 bearing interest at the rate of 7% per annum payable on the Maturity Date. The “Maturity Date” was designated as the date which was the earliest of (i) twelve months following the issue date of the Note, (ii) the date of the closing of an initial public offering of securities of the Company pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (iii) the date of the closing of a sale (or the closing of the last of a series of sales) of a separate class of securities of the Company after the closing of the Bridge Financing, the net proceeds of which, in the aggregate, was equal to or exceeded $10,000, (iv) the date any class of securities of the Company became subject to registration, or was registered, under the Securities Exchange Act of 1934, as amended or (v) the date of first exercise.

Each warrant consisted of the right to purchase for a period of seven years from the earlier to occur of the (i) Next Round Closing (defined below) or the (ii) Maturity Date of the Notes such number of shares of common stock of the Company as equals the quotient obtained by dividing $13 by the Next Round Price. The Next Round Closing meant when the net proceeds from a subsequent financing or series of financings, in the aggregate, equaled or exceeded $10,000. The Next Round Price meant the price paid per share of common stock sold at the next transaction.

At the Next Round Closing, the Company had the right, at its option, to settle its obligations relating to the Units using the securities of the Company issued at the Next Round Closing at a conversion rate that results when $0.80 of the principal amount of the Notes is deemed to be equivalent to $1.00. Thus, the investors who purchased the Units would receive a 25% premium on the principal if the units were to be settled with equity securities issued at the Next Round. Accrued but unpaid interest on the Notes was to be paid in cash at the time of the Next Round Closing.

On July 19, 2006, the Company completed the Series B Preferred Stock financing (the Next Round Closing). The Company exercised its right to repay the Bridge Financing Units utilizing the Series B Preferred Stock and Series B warrants. As a result of the 25% premium, the Company recorded a loss on settlement of debt of $627.

Biodel Inc.
(A Development Stage Company)

Notes to Financial Statements — (Continued)
(in thousands, except share and per share amounts)

Financial information as of December 31, 2006
and for the three month periods ended
December 31, 2005 and 2006 is unaudited

The Company evaluated the warrants in accordance with EITF 00-19 and concluded they should be classified as equity on the balance sheet. The Company considered that the warrants were not contractually issuable until the earlier to occur of the (i) Next Round Closing or the (ii) Maturity Date of the notes and that the bridge financing was intended to be settled at the Next Round Closing which was in progress at the time of issuance of the Bridge Financing Units and was subsequently completed approximately four months later. As such, the Company ascribed minimal value to the warrants given the short expected term of the warrants.

In connection with the Units issuance, the Company entered into a registration rights agreement with the purchasers of these Units. After one hundred and eighty (180) days following the completion of a public offering, the Unit holders may require the Company, on more than one occasion, to file a registration statement. The Company is required to use its best efforts to have the registration statement declared effective.

10.	Employee Benefit Plan

Effective January 1, 2006, the Company established a 401(k) plan covering substantially all employees. Employees may contribute up to 100% of their salary per year (subject to maximum limit prescribed by federal tax law). The Company may elect to make a discretionary contribution or match a discretionary percentage of employee contributions. As of September 30, 2006, the Company had not elected to make any contributions to the plan.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the offering described in this Registration Statement. All the amounts shown are estimates except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers Inc. filing fee and the Nasdaq Global Market listing fee.

Description	Amount

Securities and Exchange Commission registration fee		$9,228.75
National Association of Securities Dealers Inc. filing fee		9,125.00
Nasdaq Global Market Listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accountant’s fees and expenses		*
Transfer agent’s fees and expenses		*
Miscellaneous		*

Total Expenses	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) generally provides that a corporation may indemnify an officer, director, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses, including, attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is threatened to be made a party by reason of such position, provided that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. In the case of actions brought by or in the right of the corporation, no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The registrant’s amended and restated certificate of incorporation provides for the indemnification of its directors and executive officers to the fullest extent permitted under the DGCL. As permitted by Delaware law, the registrant has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require the registrant to indemnify its directors and executive officers against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any of these individuals may be made a party by reason of the fact that he or she is or was a director, officer, employee, or other agent of the registrant or serving at its request as a director, officer, employee, or other agent of another corporation or enterprise, provided that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the registrant’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Under the indemnification agreements, all expenses incurred by one of the registrant’s directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the registrant upon delivery to it of an undertaking, by or on behalf of the director or executive officer, to repay all advanced amounts if it is ultimately determined that the director or executive officer is not entitled to be indemnified by the registrant under his or her indemnification agreement, the registrant’s amended and restated bylaws or the DGCL. The indemnification agreements also set forth certain procedures that will apply in the event any of the registrant’s directors or executive officers brings a claim for indemnification under his or her indemnification agreement.

In addition, Section 102(b)(7) of the DGCL permits a corporation to provide that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for:

•	any transaction from which the director derives an improper personal benefit;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock purchases or redemptions of shares; or

•	any breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision.

There is currently no pending litigation or proceeding involving any of the registrant’s directors or executive officers for which indemnification is being sought. The registrant is not currently aware of any threatened litigation that may result in claims for indemnification against it by any of its directors or executive officers.

The registrant maintains an insurance policy covering its officers and directors with respect to certain liabilities arising out of claims based on acts or omissions in their capacities as officers and directors.

In connection with this offering, the registrant entered into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the registrant, its directors, officers and controlling persons against specified liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by the registrant within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by the registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)  In January 2004 the registrant sold an aggregate of 750 shares of common stock to 6 investors in exchange for $7.50 and subsequent additional payments of approximately $1,700,000 in cash and $300,000 in services. On December 23, 2004, these shares were subject to a 10,000-for-1 stock split.

(b)  Between March and July 2005 the registrant sold an aggregate of 569,000 shares of its Series A convertible preferred stock to 57 accredited investors for an aggregate consideration of $2,845,000. In addition, in connection with the issuance of the Series A convertible preferred stock, the Registrant issued warrants to purchase an aggregate of 55,900 shares of Series A convertible preferred stock as compensation for McGinn, Smith & Company’s (“MSI”) services as its placement agent.

(c)  Between February and May 2006 the registrant sold 103 Units consisting of a 7% Note with a principal amount of $25,000 and a warrant to purchase common stock upon the issuance of the Series B convertible preferred stock to 36 accredited investors for an aggregate consideration of $2,575,000. On July 19, 2006, the units were repaid by the issuance of an aggregate of 817,468 shares of Series B convertible preferred stock and warrants to purchase 621,179 shares of common stock. In addition, in connection with the issuance of the units, the registrant issued warrants to purchase an aggregate of 22,222 shares of Series B convertible preferred stock and 16,887 shares of common stock as compensation for MSI’s services as its placement agent.

(d)  On July 19, 2006, the registrant sold an aggregate of 5,380,711 shares of Series B convertible preferred stock and warrants to purchase 4,088,726 shares of common stock to ten accredited investors for an aggregate consideration of $21,200,000. In addition, in connection with the offering of the Series B convertible preferred stock, the registrant issued warrants to purchase an aggregate of 126,903 shares of Series B convertible preferred stock and 96,432 shares of common stock as compensation for MSI’s services as its placement agent.

(e)  Since December 2004, the registrant has granted options under its 2004 Stock Incentive Plan to purchase an aggregate of 1,652,697 shares of common stock to 34 employees, directors and consultants, having exercise prices ranging from $1.00 to $8.95 per share. Of these, options to purchase 5,000 shares of common stock have been exercised for an aggregate consideration of $5,000, at an exercise price of $1.00 per share, and options to purchase 85,000 shares of common stock had been forfeited and options to purchase 1,562,697 shares of common stock remain outstanding at price ranges from $1.00 to $8.95 per share.

The securities described in paragraphs (a) through (d) were issued in reliance on Section 4(2) under the Securities Act and/or Rule 506 of Regulation D promulgated thereunder in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions represented to the registrant in connection with their purchase that they were accredited investors and acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, that they could bear the risks of the investment, hold the securities for an indefinite period of time and appropriate legends were affixed to the securities issued in these transactions. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

The grants of stock options described in paragraph (e) were issued in reliance on Rule 701 promulgated under the Securities Act, having been issued under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common and preferred stock described in this Item 15 include appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit
Number		Description of document

1	.1*	Form of Underwriting Agreement.
3	.1**	Registrant’s Amended and Restated Certificate of Incorporation.
3	.2**	Registrant’s Certificate of Designation, Preferences and Rights of Series A convertible preferred stock.
3	.3**	Registrant’s Certificate of Designation, Preferences and Rights of Series B convertible preferred stock.
3.4		Form of registrant’s Second Amended and Restated Certificate of Incorporation, to be effective upon completion of the offering.
3	.5**	Registrant’s By-Laws.
3.6		Form of registrant’s Amended and Restated Bylaws, to be effective upon completion of the offering.
4.1		Specimen Common Stock Certificate.
4	.2**	Form of Warrant issued to the institutional investors to purchase shares of common stock dated July 19, 2006.
4	.3**	Form of Warrant issued to former Unit holders with registration rights to purchase shares of common stock dated July 19, 2006.

Exhibit
Number		Description of document

4	.4**	Form of Warrant issued to former Unit holders without registration rights to purchase shares of common stock dated July 19, 2006.
4	.5**	Form of Warrant issued to Scott Weisman and McGinn Smith Holdings, LLC to purchase shares of Series A convertible preferred stock.
4	.6**	Form of Warrant issued to Scott Weisman and McGinn Smith Holdings, LLC to purchase shares of Series B convertible preferred stock and shares of common stock dated July 19, 2006.
4	.7**	Form of Subscription and Rights Agreement by and among the registrant and the holders of the Series A convertible preferred stock.
4	.8**	Amended and Restated Registration Rights Agreement, dated September 19, 2006, by and among the registrant and other parties named therein.
5	.1*	Opinion of Troutman Sanders LLP.
10	.1**	Form of Indemnification Agreement entered into between the registrant and each of Albert Cha, Robert Feldstein, David Kroin, Daniel Lorber, Ira Lieberman, Charles Sanders, Roderike Pohl, Solomon Steiner, Paul Sekhri, Erik Steiner, Samuel Wertheimer, R. Timmis Ware, Andreas Pfützner, and Scott Weisman.
10	.2**	2004 Stock Incentive Plan, as amended.
10.3		Amended and Restated 2004 Stock Incentive Plan, to be effective upon completion of the offering.
10.4		2005 Employee Stock Purchase Plan, to be effective upon the completion of the offering.
10.5		2005 Non-Employee Directors’ Stock Option Plan, to be effective upon the completion of the offering.
10.6		Amended and Restated Employment Agreement, dated March 20, 2007, between the registrant and Solomon S. Steiner.
10.7		Amended and Restated Employment Agreement, dated March 20, 2007, between the registrant and Roderike Pohl.
10.8		Amended and Restated Employment Agreement, dated March 20, 2007, between registrant and F. Scott Reding.
10	.9**	Consulting Agreement, dated April 1, 2005, between the registrant and Dr. Andreas Pfützner.
10	.10†	Supply Agreement made on April 4, 2005 by and between Diosynth B.V. and the registrant.
10	.11†	Manufacturing Agreement, dated December 20, 2005 between the registrant and Cardinal Health — PTS, LLC.
10	.12**	Change of Control Agreement entered into between the registrant and certain of its executive officers.
10	.13**	Executive Severance Agreement entered into between the registrant and certain of its executive officers.
10.14		Lease Agreement, dated February 2, 2004, between the registrant and Mulvaney Properties, LLC and amendment thereto dated September 29, 2006.
10.15		Lease Agreement, dated October 19, 2006, between the registrant and Mulvaney Properties, LLC.
23.1		Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.
23	.2*	Consent of Troutman Sanders, LLP (included in Exhibit 5.1).
23.3		Consent of American Appraisal Associates, Inc.
24	.1**	Powers of Attorney.

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules.

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danbury, State of Connecticut, on the 27th day of March, 2007.

BIODEL INC.

By:	/s/ F. Scott Reding
F. Scott Reding
Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement on Form S-1 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

* Dr. Solomon S. Steiner	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer), President and Director	March 27, 2007

/s/ F. Scott Reding F. Scott Reding	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 27, 2007

* Dr. Ira W. Lieberman	Director	March 27, 2007

* Dr. Daniel Lorber	Director	March 27, 2007

* Paul Sekhri	Director	March 27, 2007

* Scott A. Weisman	Director	March 27, 2007

* Dr. Albert Cha	Director	March 27, 2007

* David Kroin	Director	March 27, 2007

Signature		Title	Date

* Dr. Charles Sanders		Director	March 27, 2007

* Samuel Wertheimer		Director	March 27, 2007

*By:	/s/ F. Scott Reding F. Scott Reding Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement.
3	.1**	Registrant’s Amended and Restated Certificate of Incorporation.
3	.2**	Registrant’s Certificate of Designation, Preferences and Rights of Series A convertible preferred stock.
3	.3**	Registrant’s Certificate of Designation, Preferences and Rights of Series B convertible preferred stock.
3.4		Form of registrant’s Second Amended and Restated Certificate of Incorporation, to be effective upon completion of the offering.
3	.5**	Registrant’s By-Laws.
3.6		Form of registrant’s Amended and Restated Bylaws, to be effective upon the completion of the offering.
4.1		Specimen Common Stock Certificate.
4	.2**	Form of Warrant issued to the institutional investors to purchase shares of common stock dated July 19, 2006.
4	.3**	Form of Warrant issued to former unit holders with registration rights to purchase shares of common stock dated July 19, 2006.
4	.4**	Form of Warrant issued to former Unit holders without registration rights to purchase shares of Common Stock dated July 19, 2006.
4	.5**	Form of Warrant issued to Scott Weisman and McGinn Smith Holdings LLC to Purchase Shares of Series A convertible preferred stock.
4	.6**	Form of Warrant issued to Scott Weisman and McGinn Smith Holdings, LLC to purchase shares of Series B Convertible preferred stock and shares of common stock dated July 19, 2006.
4	.7**	Form of Subscription and Rights Agreement by and among the registrant and the holders of the Series A convertible preferred stock.
4	.8**	Amended and Restated Registration Rights Agreement, dated September 19, 2006, by and among the registrant and other parties named therein.
5	.1*	Opinion of Troutman Sanders LLP.
10	.1**	Form of Indemnity Agreement entered into between the registrant and each of Albert Cha, Robert Feldstein, David Kroin, Daniel Lorber, Ira Lieberman, Charles Sanders, Roderike Pohl, and Solomon Steiner, Paul Sekhri, Erik Steiner, Samuel Wertheimer, R. Timmis Ware, Andreas Pfützner, and Scott Weisman.
10	.2**	2004 Stock Incentive Plan, as amended.
10.3		Amended and Restated 2004 Stock Incentive Plan, to be effective upon completion of the offering.
10.4		2005 Employee Stock Purchase Plan, to be effective upon the completion of the offering.
10.5		2005 Non-Employee Directors’ Stock Option Plan, to be effective upon the completion of the offering.
10.6		Amended and Restated Employment Agreement, dated March 20, 2007, between the registrant and Solomon S. Steiner.
10.7		Amended and Restated Employment Agreement, dated March 20, 2007, between the registrant and Roderike Pohl.
10.8		Amended and Restated Employment Agreement, dated March 20, 2007, between registrant and F. Scott Reding.
10	.9**	Consulting Agreement, dated April 1, 2005, between the registrant and Dr. Andreas Pfützner.
10	.10†	Supply Agreement made on April 4, 2005 by and between Diosynth B.V. and the registrant.
10	.11†	Manufacturing Agreement, dated December 20, 2005 between the registrant and Cardinal Health — PTS, LLC.
10	.12**	Change of Control Agreement entered into between the registrant and certain of its executive officers.

Exhibit
Number		Description of Document

10	.13**	Executive Severance Agreement entered into between the registrant and certain of its executive officers.
10.14		Lease Agreement, dated February 2, 2004, between the registrant and Mulvaney Properties, LLC and amendment thereto dated September 29, 2006.
10.15		Lease Agreement, dated October 19, 2006, between the registrant and Mulvaney Properties, LLC.
23.1		Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.
23	.2*	Consent of Troutman Sanders LLP (included in Exhibit 5.1).
23.3		Consent of American Appraisal Associates, Inc.
24	.1**	Powers of Attorney.

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.